Annual Meeting of Shareholders

Proxy Statement 2023

JPMorgan Chase & Co.

JPMorgan Chase & Co.
383 Madison Avenue
New York, New York 10179-0001

April 4, 2023

Dear fellow shareholders:

We are pleased to invite you to attend the annual meeting of shareholders to be held in a virtual meeting format only, via the Internet, on May 16, 2023 at 10:00 a.m. Eastern Time. Shareholders are provided an opportunity to ask questions about topics of importance to the Firm's business and affairs, to consider matters described in the proxy statement and to receive an update on the Firm's activities and performance.

We hope that you will attend the meeting. We encourage you to designate the persons named as proxies on the proxy card to vote your shares even if you are planning to attend. This will ensure that your common stock is represented at the meeting.

This proxy statement explains more about the matters to be voted on at the annual meeting, about proxy voting, and other information about how to participate. Please read it carefully. We look forward to your participation.

Sincerely,

James Dimon
Chairman and Chief Executive Officer

JPMorgan Chase & Co.

A Letter from Jamie Dimon, Our Chairman and CEO, and Stephen B. Burke, Our Lead Independent Director

April 4, 2023

Dear fellow shareholders:

In connection with the 2023 Annual Meeting, we want to share with you some of the highlights of the work of the Board. The Firm continued to demonstrate strong financial performance in 2022, building upon its momentum from prior years. We gained market share, maintained strong expense discipline while continuing to invest in our businesses, continued to achieve high customer satisfaction scores and continued to fortify our fortress balance sheet. The Firm achieved a 5th consecutive year of record managed revenue of $132.3 billion, as well as strong net income and ROTCE of $37.7 billion and 18% respectively, which has consistently been among the highest returns of our peers.

That said, our clients and customers, employees and communities continue to face headwinds coming from geopolitical tensions including the war in Ukraine, the vulnerable state of energy and food supplies, persistent inflation that is eroding purchasing power and has pushed interest rates higher, and unprecedented quantitative tightening. We have also seen a small number of bank failures and instability in pockets of our industry. While we are committed to doing our part in times of stress, we strongly believe that America's financial system is among the best in the world, and America's banks – large, midsize and community banks – do an extraordinary job serving the banking needs of their unique customers and communities. And the global banking system has strong credit, plenty of liquidity, and capital. Nonetheless, we remain vigilant and are prepared for whatever happens so we can work with our customers, clients and communities around the world across a broad range of economic environments, while remaining true to our fundamental business principles and commitment to building long-term value for our shareholders.

The Board is focused on the many factors that contribute to long-term strong performance, including continued investment in products, technology and people. Highlights of our work in the past year include:

- Executive succession planning

One of the Board's top priorities is to plan for an orderly CEO transition in the medium term. As discussed in more detail in this proxy statement, the Board has developed, and will continue to develop, several Operating Committee members who are well-known to shareholders as strong potential CEO candidates. In addition, the Board is fortunate to have Mr. Pinto as a key executive who is immediately ready to step into the role of sole CEO, should the need arise in the near-term. Mr. Pinto's exceptional leadership capabilities are well known to our shareholders and he has previously served as co-CEO of the Firm during Jamie's unplanned absence in 2020 due to a medical emergency.

The Board also recognizes that long-term strong performance depends on a broader winning team. We are fortunate to have a highly talented and deeply committed senior leadership team and a deep bench of potential leaders who can execute the Firm's strategy and enhance our strong culture. We encourage you to read the letters from several of these leaders, which are included with our Annual Report.

- Executive compensation and shareholder engagement

To attract and retain top and diverse talent, we take a fair and well-governed, long-term approach to compensation, including pay-for-performance practices that are responsive to and aligned with shareholders and encourage a culture that supports our Business Principles and strategic framework.

We also have a demonstrable history of being responsive to shareholder feedback, so we've been very focused on the level of support the Firm received for last year's Say on Pay proposal. In response, we expanded our shareholder outreach and engagement. Generally, while shareholders were deeply supportive of management, the Firm's strategy and its long-term performance, they were also direct in their feedback about the one-time special awards granted in 2021. We have committed to not granting any future special awards to Jamie or Mr. Pinto. The full details of the resulting actions we have taken can be found in the Compensation Discussion and Analysis in this proxy statement.

- Strategic oversight

Through our oversight of the strategic planning process, the Board holds management accountable to navigate change and drive innovation while maintaining a strong risk and control environment. We are particularly focused on keeping pace with investments in our business offerings and technology, including digital, cloud, AI and modernization. We constantly evaluate the competitive landscape, working to ensure we are offering best-in-class products and services to our customers and communities. We are also being deliberate and thoughtful about investment opportunities as well as opportunities to attract, support and retain a diverse team of outstanding top talent across the Firm.

- Board refreshment

We are committed to maintaining a vital Board in the future. We were pleased to welcome two new directors to our Board this year: Alex Gorsky, Retired Chairman and CEO of Johnson & Johnson, and Alicia Boler Davis, CEO of Alto Pharmacy, LLC. They each bring extensive experience in managing large, complex organizations, technology and international business to the Board's deliberations, and we look forward to the contributions they will make. Through our ongoing recruitment process, we continue to identify a robust pipeline of potential candidates who will reflect the right mix of experience, skills and diversity to provide independent oversight for the future.

As we look to the future, we are optimistic and look forward to continuing to deliver value to our customers, shareholders and stakeholders. On behalf of the entire Board, we are grateful for your investment and your support.

James Dimon
Chairman and Chief Executive Officer

Stephen B. Burke
Lead Independent Director

Notice of 2023 Annual Meeting of Shareholders and Proxy Statement

DATE	Tuesday, May 16, 2023
TIME	10:00 a.m. Eastern Time
ACCESS	The 2023 Annual Meeting will be held in a virtual meeting format only, via the Internet. If you plan to participate in the virtual meeting, please see "Information about the annual shareholder meeting." Shareholders will be able to attend, vote, examine the stockholders list and submit questions (both before, and for a portion of, the meeting) from any location via the Internet. Shareholders may participate online by logging in at www.virtualshareholdermeeting.com/JPM2023. We encourage you to submit your proxy prior to the annual meeting.
RECORD DATE	March 17, 2023
MATTERS TO BE VOTED ON	• Election of Directors • Advisory resolution to approve executive compensation • Advisory vote on frequency resolution to approve executive compensation • Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023 • Shareholder proposals, if they are properly introduced at the meeting • Any other matters that may properly be brought before the meeting

By order of the Board of Directors

John H. Tribolati
Secretary

April 4, 2023

YOUR VOTE IS IMPORTANT TO US. PLEASE VOTE PROMPTLY.

JPMorgan Chase & Co. uses the Securities and Exchange Commission ("SEC") rule permitting companies to furnish proxy materials to their shareholders via the Internet. In accordance with this rule, on or about April 4, 2023, we sent to shareholders of record at the close of business on March 17, 2023, a Notice of Internet Availability of Proxy Materials ("Notice"), which includes instructions on how to access our 2023 Proxy Statement and 2022 Annual Report online, and how to vote online for the 2023 Annual Shareholder Meeting.

If you received a Notice and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials included in the Notice.

To be admitted to the annual meeting at www.virtualshareholdermeeting.com/JPM2023, you must enter the control number found on your proxy card, voting instruction form or Notice you previously received. See "Information about the annual shareholder meeting" on page 107. At the virtual meeting site, you may follow the instructions to vote and ask questions before or during the meeting.

If you hold your shares through a broker, your shares will not be voted unless (i) you provide voting instructions or (ii) the matter is one for which brokers have discretionary authority to vote. Of the matters to be voted on at the annual meeting, the only one for which brokers have discretionary authority to vote is Proposal 4, the ratification of the independent registered public accounting firm. See "What is the voting requirement to approve each of the proposals?" on page 109.

Table of Contents

RECOMMENDATIONS  

This proxy statement contains forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe” or other words of similar meaning. Forward-looking statements provide JPMorgan Chase & Co.’s (“JPMorgan Chase” or the “Firm”) current expectations or forecasts of future events, circumstances, results or aspirations, and are subject to significant risks and uncertainties. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Firm’s control. JPMorgan Chase’s actual future results may differ materially from those set forth in its forward-looking statements. Certain of such risks and uncertainties are described in JPMorgan Chase’s Annual Report on Form 10-K for the year ended December 31, 2022 ("2022 Form 10-K"). Any forward-looking statements made by or on behalf of the Firm speak only as of the date they are made, and JPMorgan Chase does not undertake to update the forward-looking statements included in this proxy statement to reflect the impact of circumstances or events that may arise after the date the forward-looking statements were made.

No reports, documents or websites that are cited or referred to in this proxy statement shall be deemed to form part of, or to be incorporated by reference into, this proxy statement.

2023 Proxy Summary

This summary highlights information in this proxy statement. This summary does not contain all the information you should consider, and you should read the entire proxy statement carefully before voting. Terms not defined in the text of this proxy statement can be found in the "Glossary of selected terms and acronyms" on page 115.

Your vote is important. For more information on voting and attending the annual meeting, see "Information about the annual shareholder meeting" on page 107. This proxy statement has been prepared by our management and approved by the Board of Directors, and is being sent or made available to our shareholders on or about April 4, 2023.

Annual meeting overview: Matters to be voted on

MANAGEMENT PROPOSALS

The Board of Directors recommends you vote FOR each director nominee and proposals 2 and 4; and select "1 Year" on Proposal 3 (for more information see page referenced):

1.	Election of directors	9
2.	Advisory resolution to approve executive compensation	37
3.	Advisory vote on frequency of advisory resolution to approve executive compensation	81
4.	Ratification of independent registered public accounting firm	84

SHAREHOLDER PROPOSALS (if they are properly introduced at the meeting)

The Board of Directors recommends you vote AGAINST each of the following shareholder proposals (for more information see page referenced):

5.	Independent board chairman	89
6.	Fossil fuel phase out	91
7.	Amending public responsibility committee charter to include mandate to oversee animal welfare impact and risk	94
8.	Special shareholder meeting improvement	96
9.	Report on climate transition planning	98
10.	Report on ensuring respect for civil liberties	100
11.	Report analyzing the congruence of the company's political and electioneering expenditures	102
12.	Absolute GHG reduction goals	105

The Firm demonstrated strong financial performance in 2022

The Firm continued to build upon its strong momentum from prior years amid challenging market conditions, reflecting the diversity and durability of our products and services, as well as long-term strategic investments made in our businesses. In 2022, the Firm reported revenue of $128.7 billion and managed revenue[1,2] of $132.3 billion, which was a record for the 5th consecutive year, reported pre-tax income of $46.2 billion and managed pre-tax income[1,2] of $49.7 billion and net income of $37.7 billion, or $12.09 per share, with ROE ("Return on Equity") of 14% and ROTCE[2] ("Return on Tangible Common Equity") of 18%, while returning $13.2 billion of capital to shareholders (including common dividends and net share repurchases). We gained market share in our businesses, demonstrated strong expense discipline while continuing to invest into our businesses, continued to achieve high customer satisfaction scores, and maintained a fortress balance sheet.

JPMORGAN CHASE & CO.

REVENUE		PRE-TAX INCOME			NET INCOME	ROE	ROTCE[2]
$128.7B	$132.3B	$46.2B	$49.7B	$53.3B	$37.7B	14%	18%
REPORTED	MANAGED[1,2]	REPORTED	MANAGED[1,2]	EXCLUDING LOAN LOSS RESERVES ("EX. LLR")[1,2]			

EARNINGS PER SHARE ("EPS")	BOOK VALUE PER SHARE ("BVPS")	TANGIBLE BOOK VALUE PER SHARE[2] ("TBVPS")	MARKET CAPITALIZATION	NET CAPITAL DISTRIBUTIONS[3]
$12.09	$90.29	$73.12	$393.5B	$13.2B

CONSUMER & COMMUNITY BANKING

REVENUE[1]	PRE-TAX INCOME ex. LLR[1,2]	NET INCOME	ROE
$55.0B	$20.9B	$14.9B	29%

- #1 market share in U.S. retail deposits[4]
- #1 market share in Card, based on U.S. sales and outstandings
- #1 primary bank for U.S. small businesses
- #1 digital banking platform[4]

CORPORATE & INVESTMENT BANK

REVENUE[1]	PRE-TAX INCOME[1,2]	NET INCOME	ROE
$47.9B	$19.7B	$15.0B	14%

- #1 in Investment Banking ("IB") fees for 14 consecutive years, with 8.0% wallet share[5]
- #1 in Markets revenue[5]
- #1 in USD payments volume
- #2 custodian globally as measured by assets under custody of $28.6 trillion

COMMERCIAL BANKING

REVENUE[1]	PRE-TAX INCOME ex. LLR[1,2]	NET INCOME	ROE
$11.5B	$6.7B	$4.2B	16%

- Record revenues overall and in Middle Market Banking & Specialized Industries ("MMBSI") of $5.1 billion, Corporate Client Banking & Specialized Industries ("CCBSI") of $3.9 billion and Commercial Real Estate ("CRE") of $2.5 billion
- Record average loans of $223.7 billion (up 9%)
- Strong credit performance with a net charge-off ratio of 4bps

ASSET & WEALTH MANAGEMENT

REVENUE[1]	PRE-TAX INCOME[1,2]	NET INCOME	ROE
$17.7B	$5.8B	$4.4B	25%

- Pre-tax margin of 33%
- Long-term assets under management ("AUM") flows of $47 billion, maintaining top 3 rank in Client Asset Flows
- Record average deposits of $261.5 billion (up 14%); record average loans of $215.6 billion (up 9%)

EXCEPTIONAL CLIENT FRANCHISES
LONG-TERM SHAREHOLDER VALUE

UNWAVERING PRINCIPLES
SUSTAINABLE BUSINESS PRACTICES

1 The Firm reviews the results of the Firm and the lines of business on a managed basis. Refer to Note 2 on page 113 for a definition of managed basis.
2 Managed Revenue, Managed Pre-tax Income, Pre-Tax Income (ex. LLR), ROTCE and TBVPS are each non-GAAP financial measures; refer to Notes 1 and 2 on page 113 for a further discussion of these measures.
3 Reflects common dividends and common stock repurchases, net of common stock issues to employees.
4 Refer to Notes 2 and 3 on page 64.
5 Refer to Notes 2 and 3 on page 62.

We are committed to strong corporate governance practices

Board composition reflects the right mix of experience, refreshment, skills and diversity to provide independent oversight

- We seek directors with experience and demonstrated success in executive fields relevant to the Firm's businesses and operations who contribute to the Board's effective oversight of management and its diversity across a range of attributes, executive experience and skills.
- Our directors have a well-balanced tenure with a mix of experience and fresh perspectives.

A strong Lead Independent Director role facilitates independent Board oversight of management

- The Firm's Corporate Governance Principles ("Governance Principles") require the independent directors to appoint a Lead Independent Director if the role of the Chair is combined with that of the CEO
- The Board reviews its leadership structure annually as part of its self-assessment process
- Lead Independent Director's responsibilities demonstrate the Board's commitment to empowering the Lead Independent Director to serve as an effective counterbalance to the CEO. Lead Independent Director's responsibilities include:

- ✔ has the authority to call for a Board meeting or a meeting of independent directors
- ✔ presides at Board meetings in the Chair's absence or when otherwise appropriate
- ✔ approves agendas and adds agenda items for Board meetings and meetings of independent directors
- ✔ acts as liaison between independent directors and the Chair/CEO
- ✔ presides over executive sessions of independent directors
- ✔ engages and consults with major shareholders and other constituencies, where appropriate
- ✔ provides advice and guidance to the CEO on executing long-term strategy
- ✔ guides the annual performance review of the Chair/CEO
- ✔ advises the CEO of the Board's information needs
- ✔ guides the annual independent director consideration of CEO compensation
- ✔ meets one-on-one with the Chair/CEO following executive sessions of independent directors
- ✔ guides the Board in its consideration of CEO succession
- ✔ guides the Board in its annual self-assessment

Our Board provides independent oversight of the Firm's business and affairs

- Sets the cultural "tone at the top"
- Oversees the business and affairs of the Firm based on sound governance practices and effective leadership structure
- Reviews and approves the Firm's strategic plan, and oversees strategic objectives including environmental, social and governance ("ESG")-related matters
- Oversees the Firm's financial performance and condition
- Oversees the Firm's risk management and internal control frameworks
- Evaluates the CEO's performance and compensation and is focused on succession plans for the CEO; oversees talent management for other senior executives

We actively engage with shareholders

- We regularly engage with shareholders throughout the year on a wide variety of topics, such as strategy, financial and operating performance, competitive environment, regulatory landscape and ESG-related matters
- Since the beginning of 2022[1], our shareholder engagement initiatives included:
  - **Shareholder Engagement:** We solicited feedback through 172 engagements with 118 shareholders, which represented approximately 49% of the Firm's outstanding common stock, in addition to other key stakeholder listening and learning sessions. We utilized these engagement sessions to focus on executive compensation. Our engagement with shareholders also covered Board and management succession planning, climate strategy and other ESG-related matters, in addition to a variety of discussions on the Firm's strategy and its financial and operating performance.
  - **Meetings/Conferences:** Senior management hosted approximately 14 investor meetings, and presented at approximately 14 investor conferences

Our governance practices promote Board effectiveness and shareholder interests

- Annual Board and committee assessment
- Robust shareholder rights:
  - proxy access
  - right to call a special meeting
  - right to act by written consent
- Majority voting for all director elections
- Stock ownership requirements for directors
- 100% principal standing committee independence
- Executive sessions of independent directors at each regular Board meeting

[1] For the period January 19, 2022 to March 9, 2023

2022 ESG Highlights

We are committed to maintaining a safe, productive, diverse, inclusive, professional, collegial and secure work environment in which all individuals are treated with respect and dignity. A diversity of colleagues means diverse ideas and a more inclusive work experience. It also means that we strive to have our workforce reflect the diverse set of customers we serve and helps us to address — and respond to — a wide variety of needs and opportunities in the marketplace.

The Firm continued to enhance existing programs and launch new efforts to demonstrate our commitment to shareholders, employees, clients, customers and stakeholders. These efforts are important components of our ESG strategy.

Advancing racial equity

In October 2020, JPMC announced its $30 billion Racial Equity Commitment (“REC”) to help close the racial wealth gap among Black, Hispanic and Latino communities.

- By the end of 2022 as part of the REC, we are reporting nearly $29 billion of progress toward our original $30 billion goal including the following:
  - Through our Affordable Housing Preservation Program we approved funding of approximately $18 billion to incentivize the preservation of nearly 170,000 designated affordable housing rental units across the United States
  - Financed approximately $4 billion for the construction and rehabilitation of affordable rental housing
  - Committed an incremental $1 billion in Low Income Housing Tax Credit investments
  - Assisted Black, Hispanic and Latino homeowners at all household income levels in refinancing their mortgages with an incremental 14,000 home loans worth $3 billion and expanded our $5,000 Homebuyer Grant program
  - Helped customers open more than 400,000 low-cost checking accounts with no overdraft fees; opened 13 additional Community Center branches, often in areas with larger Black, Hispanic and Latino populations; and hired over 140 Community Managers
- In 2022, to reinforce the Firm’s commitment to transparency, we retained an independent accountant to perform an independent attestation examination of our reported progress towards the REC. The decision to retain an independent accountant was made following engagement with shareholders and was informed through the Firm’s ongoing engagement with external civil rights and economic justice advisors. The Public Responsibility Committee of the JPMC Board of Directors provided oversight of the attestation engagement. The attestation examination was performed in accordance with the standards established by the American Institute of Certified Public Accountants. The independent accountant's report is included in the Racial Equity Commitment Audit Report, available on our website. The independent accountant's report includes an unqualified opinion that management’s assertion regarding progress in disbursed and/or committed dollars and progress in units toward the Firm's REC is fairly stated in all material respects.

Advancing climate solutions

JPMC continues to work to help our clients navigate the challenges and realize the economic opportunities of the transition to a low-carbon economy. We believe helping our clients finance and accelerate their transition objectives creates positive environmental benefits while generating long-term financial return for our shareholders.

- We published the Firm’s 2022 Climate Report, informed by recommendations of the Task Force on Climate-related Financial Disclosures, which outlines the measures we are taking to address the climate challenge across our business. The report provides updates on how we are measuring and making progress towards previously established emission intensity reduction targets for the Oil & Gas, Electric Power and Automotive Manufacturing sectors and announces 2030 emissions intensity reduction targets for three new sectors - Iron & Steel, Cement and Aviation.
- We launched our Carbon Assessment Framework (“CAF”) to bring a climate lens to the way we make financing decisions in the sectors covered by our climate targets. We created the CAF process to assess clients on their carbon performance as one consideration as part of our decision-making for new transactions within in-scope sectors and have set up governance frameworks to monitor and guide our progress. By considering CAF as one element of our transaction-level decision-making for in-scope clients, we are able to assess how an in-scope transaction may affect progress toward our portfolio-level targets.
- We also reported on progress towards the target we set in 2021 to finance and facilitate more than $2.5 trillion over 10 years to advance long-term solutions that address climate change and contribute to sustainable development. As part of this target, we aim to finance and facilitate $1 trillion to support climate action and other green initiatives. In 2022, our Firm financed and facilitated $70 billion in support of the $1 trillion green objective. Collectively, through 2022, we have financed and facilitated $482 billion toward our Sustainable Development Target, including $176 billion toward our $1 trillion green target. This encompassed a range of activities, including underwriting of green bonds, lending to support construction of sustainable infrastructure and raising capital for innovative clean technology, renewable energy and sustainable transportation companies.

Proposal 1: Election of Directors – page 9

The Board of Directors has nominated the 12 individuals listed below. All are independent other than our CEO. If elected at our annual meeting, all nominees are expected to serve until next year's annual meeting.

Nominee/Director of JPMorgan Chase since[1]	Age	Principal Occupation	Other Public Company Boards (#)	Committee Membership[2]
Stephen B. Burke Lead Independent Director Director since 2004	64	Retired Chairman and Chief Executive Officer of NBCUniversal, LLC	1	Compensation & Management Development (Chair); Corporate Governance & Nominating
Linda B. Bammann Director since 2013	67	Retired Deputy Head of Risk Management of JPMorgan Chase & Co.[3]	0	Risk (Chair); Compensation & Management Development
Todd A. Combs Director since 2016	52	President and Chief Executive Officer of GEICO and Investment Officer at Berkshire Hathaway Inc.	0	Corporate Governance & Nominating (Chair); Compensation & Management Development
James S. Crown Director since 2004	69	Chairman and Chief Executive Officer of Henry Crown and Company	1	Public Responsibility (Chair); Risk
Alicia Boler Davis Director since 2023	54	Chief Executive Officer of Alto Pharmacy, LLC	0	
James Dimon Director since 2004	67	Chairman and Chief Executive Officer of JPMorgan Chase & Co.	0	
Timothy P. Flynn Director since 2012	66	Retired Chairman and Chief Executive Officer of KPMG International	2	Audit (Chair)
Alex Gorsky Director since 2022	62	Retired Chairman and Chief Executive Officer of Johnson & Johnson	2	Risk
Mellody Hobson Director since 2018	54	Co-Chief Executive Officer and President of Ariel Investments, LLC	1	Public Responsibility; Risk
Michael A. Neal Director since 2014	70	Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital	0	Audit; Public Responsibility
Phebe N. Novakovic Director since 2020	65	Chairman and Chief Executive Officer of General Dynamics Corporation	1	Audit
Virginia M. Rometty Director since 2020	65	Retired Executive Chairman, President and Chief Executive Officer of International Business Machines Corporation ("IBM")	0	Compensation & Management Development; Corporate Governance & Nominating

1 Director of a heritage company of the Firm as follows: Bank One Corporation: Mr. Burke (2003-2004), Mr. Crown (1996-2004), Mr. Dimon, Chairman of the Board (2000-2004); First Chicago Corp.: Mr. Crown (1991-1996)
2 Principal standing committee
3 Retired from JPMorgan Chase & Co. in 2005

Proposal 2: Advisory resolution to approve executive compensation – page 37

We are submitting an advisory resolution to approve the compensation of our Named Executive Officers ("NEOs").

2022 shareholder engagement and enhancements made to our executive compensation program

As a result of the low Say on Pay support we received in 2022, we obtained specific feedback from shareholders regarding executive compensation-related matters. A comprehensive summary of this feedback was reviewed by the Compensation & Management Development Committee ("CMDC"), which made several commitments and enhancements to our disclosures that are responsive to the key areas of the feedback we received, as summarized in the chart below.

What We Heard	Our Response
Shareholder Feedback Themes: One-Time Special Awards granted in 2021 and Annual Performance Assessment	
Most shareholders **disfavor one-time special awards** and requested a commitment of no more special grants to the current CEO	• One-time special awards are not a common practice and the **CMDC commits to shareholders that future special awards will not be granted to Mr. Dimon**[1] • In addition, no one-time special awards are currently under consideration for the Firm's other NEOs
Most shareholders felt the one-time special awards **lacked direct performance conditions** that would have mitigated their concerns	• The CMDC commits that if a future one-off special grant is considered for other NEOs under appropriate and rare circumstances, it **will include direct performance conditions;** e.g., such as those that currently exist in our annual Performance Share Unit ("PSU") awards
Some shareholders wanted to better understand **how the CMDC assesses Operating Committee ("OC") member performance**	• We enhanced our disclosure to explain how the CMDC assesses OC member performance, by applying: ◦ A **~50% weighting** to its consideration of **business results**, **"the what"**; and ◦ A **~50% weighting** to its consideration of **qualitative factors**, **"the how"**; ◦ **With unlimited downward discretion** for significant shortcomings (see page 41)
Some shareholders requested some **limitations, guardrails and disclosure on the CMDC's discretion** in determining cash incentives	• New for 2022 and going forward, the CMDC introduced a policy that caps Mr. Dimon's annual **cash incentive award at 25% of his total compensation**[1] • Under the new cash award policy, the **maximum allowed in 2022 was $8.6 million** for Mr. Dimon • The CMDC used its discretion to **not grant the maximum cash** award to Mr. Dimon in 2022, **limiting it to $5 million**[1], resulting in 85% of his incentive compensation being awarded in at-risk PSUs, the highest among his peers (see page 42)

[1] The same applies for Mr. Pinto. For 2022 and going forward, the CMDC determined to align Mr. Pinto's compensation structure with that of Mr. Dimon.

Additional 2022 Disclosure Enhancements

- In response to questions from some shareholders, we enhanced our disclosure to clarify that **we do not have separate short-term and long-term incentive plans.** For each OC member, the sequence of the CMDC's process is as follows:
  - First assess performance, then determine **total compensation based on that performance**
  - Then establish the appropriate pay mix of total compensation
  - Since salary has already been paid pre-grant, establish the appropriate variable pay mix of cash and long-term equity
  - Then grant cash and equity awards, including Restricted Stock Units ("RSUs") and at-risk PSUs (see page 42)

- To provide additional clarity on how the CMDC considers the amount of the CEO's annual pay relative to peers, we substantially enhanced our disclosure to demonstrate that:
  - The CMDC strongly emphasizes assessing **sustained performance over the long-term**; and
  - Our **CEO's pay is in line with or below that of our peers, despite our larger size**, scale, complexity, global reach and consistently stronger earnings (see pages 43 and 44)

- We explained how **governance, environmental, social and human capital factors** are aligned with the CMDC's balanced and holistic framework for assessing OC members' performance (see page 47)

- We provided further detail about how the CMDC reviews and sets **ROTCE thresholds** each year for that year's PSU award so that they **are appropriately rigorous and aligned with long-term shareholder returns**
  - We also provided empirical disclosures of the Firm's strong long-term ROTCE outperformance as compared to peers to demonstrate the results of management's focus on ROTCE as a comprehensive measure of financial performance under their influence, as well as its strong correlation with Total Shareholder Return ("TSR") (see page 51)

In addition to the enhancements discussed on the prior page, we believe shareholders should consider three key factors in their evaluation of this year's proposal:

1. How we think about pay decisions

The Firm's How We Do Business Principles ("Business Principles") and strategic framework form the basis of our OC members' strategic priorities. The CMDC references those strategic priorities and the Firm's compensation philosophy to assess OC members' performance and to determine their respective total compensation levels and pay mix. The CMDC also considers shareholder feedback and has responded to the feedback by making changes to how we pay and by enhancing our disclosures.

2. How we performed against our business strategy

We continued to deliver strong multi-year financial performance, invest in our future, strengthen our risk and control environment, and reinforce our culture and values, including our long-standing commitment to serve our customers, employees and communities, and conduct business in a responsible way to drive inclusive growth.

3. How performance determined pay in 2022

In determining OC member pay, the CMDC took into account performance across four broad performance dimensions: Business Results; Risk, Controls & Conduct; Client/Customer/Stakeholder; and Teamwork & Leadership. CEO pay is strongly aligned to the Firm's short-, medium- and long-term performance, with approximately 85% of the CEO's variable pay deferred into equity, of which 100% is in at-risk PSUs for both our CEO and our President & COO. Other NEO pay is also strongly aligned to Firm and line of business ("LOB") performance, with a majority of variable pay deferred into equity, of which 50% is in at-risk PSUs.

Disciplined performance assessment process to determine pay

The CMDC uses a balanced holistic approach to determine annual compensation, which includes a disciplined assessment of performance against the aforementioned four broad dimensions over a sustained period of time.

The table below summarizes the salary and incentive compensation awarded to our NEOs for 2022 performance.

		Incentive Compensation			
Name and principal position	Salary	Cash	Restricted stock units	Performance share units	Total
James Dimon Chairman and CEO	$ 1,500,000	$ 5,000,000	$ —	$ 28,000,000	$ 34,500,000
Daniel Pinto President & Chief Operating Officer; CEO Corporate & Investment Bank	1,500,000	5,000,000	—	22,000,000	28,500,000
Mary Callahan Erdoes CEO Asset & Wealth Management	750,000	9,900,000	7,425,000	7,425,000	25,500,000
Marianne Lake Co-CEO Consumer & Community Banking	750,000	6,700,000	5,025,000	5,025,000	17,500,000
Jennifer Piepszak Co-CEO Consumer & Community Banking	750,000	6,700,000	5,025,000	5,025,000	17,500,000
Jeremy Barnum Chief Financial Officer	750,000	4,500,000	3,375,000	3,375,000	12,000,000

Proposal 3: Advisory vote on frequency of advisory resolution to approve executive compensation – page 81

We are submitting an advisory vote on the frequency of advisory resolution to approve executive compensation. We currently include an advisory vote on executive compensation on an annual basis. Shareholders may indicate whether they would prefer an advisory vote every one, two, or three years, or whether they wish to abstain.

Proposal 4: Ratification of independent registered public accounting firm – page 82

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Firm's independent registered public accounting firm to audit the Consolidated Financial Statements of JPMorgan Chase and its subsidiaries for the year ending December 31, 2023. A resolution is being presented to our shareholders requesting ratification of PwC's appointment.

Corporate Governance

Proposal 1: Election of directors

Our Board of Directors has nominated 12 directors, who, if elected by shareholders at our annual meeting, will be expected to serve until next year's annual meeting.


RECOMMENDATION:
Vote FOR all nominees

Key factors for shareholder consideration

1 Director nominees, Director independence & recruitment

- Nominees have executive experience and skills aligned with the Firm's business and strategy
- Ongoing recruitment and refreshment promote a balance of experience and fresh perspective

Pages 11-21


INDEPENDENT
92%
WOMEN
42%
Well-balanced tenure
1-5 years
5
6-10 years
3
10+ years
4

2 Board governance

- Lead Independent Director facilitates independent oversight of management
- Board conducts an annual self-assessment and review of its leadership structure
- Board carries out a significant portion of its oversight responsibilities through its principal standing committees, allowing more in-depth attention devoted to overseeing key issues. Each of these committees consists solely of independent members of the Board

Pages 22-27

3 Board oversight of the business and affairs of the Firm

- Board sets the cultural "tone at the top"
- Board actively oversees the business and affairs of the Firm based on sound governance practices and effective leadership structure
- Board reviews and approves the Firm's annual strategic plan, and oversees strategic objectives including ESG-related matters
- Board oversees the Firm's financial performance and condition
- Board oversees the Firm's risk management and internal control frameworks
- Board evaluates CEO performance and compensation, reviews succession plans for the CEO and oversees talent management for other senior executives

Pages 28-29

4 Board engagement with the Firm's stakeholders

- Since the beginning of 2022[1], we reached out to 128 of our shareholders representing approximately 52% of the Firm's outstanding common stock. We solicited feedback through 172 engagements with 118 shareholders, which represented approximately 49% of the Firm's outstanding common stock[2], in addition to other key stakeholder listening and learning sessions. We utilized these engagement sessions to focus on executive compensation. Our engagements with shareholders also covered Board and management succession planning, climate strategy and other ESG-related matters, in addition to a variety of discussions on the Firm's strategy and its financial and operating performance. Our Lead Independent Director also participated in a number of these discussions with our large shareholders. We also conducted engagement sessions with leading proxy advisory firms in which our Lead Independent Director participated.

Pages 30-31

1 For the period January 19, 2022 to March 9, 2023
2 Based on Nasdaq IRI data and representing ownership of common shares outstanding as of 09/30/2022

1. Director nominees

Our directors

The Board is responsible for overseeing management and promoting sound corporate governance on behalf of shareholders. JPMorgan Chase seeks director candidates who uphold the highest standards, are committed to the Firm's values and are strong independent stewards of the long-term interests of shareholders, employees, customers, suppliers and communities in which we work. The Board, including the Corporate Governance & Nominating Committee ("Governance Committee"), considers Board composition holistically, with a focus on recruiting directors who have the qualities required to effectively oversee the Firm, including its present and future strategy. The Board seeks directors with expertise in executive fields who will bring experienced and fresh perspectives and insight, and come together to effectively challenge and provide independent oversight of management. The Board looks for candidates with a diversity of experience, perspectives and viewpoints, as well as diversity with respect to gender, race, ethnicity and nationality.

The individuals presented on the following pages have been nominated for election because they possess the skills, experience, personal attributes and tenure needed to guide the Firm's strategy, and to effectively oversee the Firm's risk management and internal control frameworks, and management's execution of its responsibilities.

In the biographical information about our director nominees that follows, the ages indicated are as of May 16, 2023, and the other information is as of the date of this proxy statement. The information in the Board Diversity and Experience Matrix was provided by the nominees. The race and ethnicity information is based on U.S. Equal Employment Opportunity race/ethnicity categories. There are no family relationships among the director nominees or between any director nominee and any executive officer. Unless otherwise stated, all nominees have been continuously employed by their present employers for more than five years.

All of the nominees are currently directors of the Firm. Each nominee has agreed to be named in this proxy statement and, if elected, to serve a one-year term expiring at our 2024 annual meeting.

Directors are expected to attend our annual shareholder meetings. All 10 directors serving on our Board at the time of the 2022 annual meeting attended the meeting.

ATTRIBUTES AND SKILLS OF THE NOMINEES

When selecting and recruiting candidates, the Board considers a wide range of attributes, executive experience and skills. The following are brief summaries of complex and dynamic skills and experience found among our Board members.

All of our nominees possess: independent perspective, integrity, judgment, strong work ethic, strength of conviction, collaborative approach to engagement, inquisitiveness and willingness to appropriately challenge management

Finance and Accounting	Knowledge of or experience in accounting, financial reporting or auditing processes and standards is important to effectively oversee the Firm's financial position and condition and the accurate reporting thereof, and to assess the Firm's strategic objectives from a financial perspective
Financial Services	Experience in or with the financial services industry, including investment banking, global financial markets or consumer products and services is important to evaluate the Firm's business model, strategies and the industry in which we compete
International Business Operations	Experience in diverse geographic, political and regulatory environments is important to effectively oversee the Firm as it serves customers and clients across the globe
Leadership of a Large, Complex Organization	Executive experience managing business operations and strategic planning is important to effectively oversee the Firm's complex worldwide operations
Management Development, Succession Planning and Compensation	Experience in senior executive development, succession planning and compensation matters helps the Board to effectively oversee the Firm's efforts to recruit, retain and develop key talent and provide valuable insight in determining compensation of the CEO and other executive officers
Public Company Governance	Knowledge of public company governance matters, policies and best practices assists the Board in considering and adopting applicable corporate governance practices, interacting with stakeholders and understanding the impact of various policies on the Firm's functions
Technology	Experience with or oversight of innovative technology, cybersecurity, information systems/data management, fintech or privacy is important in overseeing the security of the Firm's operations, assets and systems as well as the Firm's ongoing investment in and development of innovative technology
Regulated Industries	Experience with regulated businesses, regulatory requirements and relationships with global regulators is important because the Firm operates in a heavily regulated industry
Risk Management and Controls	Skills and experience in assessment and management of business and financial risk factors is important to effectively oversee risk management and understand the most significant risks facing the Firm
ESG Matters	Experience with ESG-related matters is important to provide effective oversight of efforts to assess and manage potential risks and opportunities in relation to ESG-related matters that may impact the business, employees, customers and stakeholders, as well as shareholders

BOARD DIVERSITY AND EXPERIENCE MATRIX

12 Director Nominees:	Burke	Bammann	Combs	Crown	Davis	Dimon	Flynn	Gorsky	Hobson	Neal	Novakovic	Rometty
Experience and Skills												
Finance and Accounting	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Financial Services		✔	✔	✔		✔	✔		✔	✔		
International Business Operations	✔	✔	✔		✔	✔	✔	✔	✔	✔	✔	✔
Leadership of a Large, Complex Organization	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Management Development, Succession Planning and Compensation	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Public Company Governance	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Technology	✔		✔	✔	✔	✔	✔	✔		✔	✔	✔
Regulated Industries	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Risk Management and Controls	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
ESG Matters				✔	✔	✔	✔	✔	✔	✔	✔	✔
Background												
Gender												
Male	✔		✔	✔		✔	✔	✔		✔		
Female		✔			✔				✔		✔	✔
Non-binary												
Race/Ethnicity												
American Indian or Alaska Native												
Asian												
Black or African American					✔				✔			
Hispanic or Latino												
Native Hawaiian or other Pacific Islander												
White	✔	✔	✔	✔		✔	✔	✔		✔	✔	✔
Two or more races or ethnicities												
LGBTQ+												
Heterosexual	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
LGBTQ+												
Military Status												
Reservist and/or National Guard												
Veteran/Prior Military Service								✔				
Age/Tenure												
Age	64	67	52	69	54	67	66	62	54	70	65	65
Years on the Board	19	10	7	19	1	19	11	1	5	9	3	3



Age: 64

Director since: 2004

Committees:

- Compensation & Management Development Committee (Chair)
- Corporate Governance & Nominating Committee

Stephen B. Burke

Lead Independent Director since 2021

Retired Chairman and Chief Executive Officer of NBCUniversal, LLC

Mr. Burke's roles at Comcast Corporation and his prior work at other large global media corporations have given him broad exposure to the challenges associated with managing large and diverse businesses. In these roles, he has dealt with a variety of issues including audit and financial reporting, risk management, executive compensation, sales and marketing, technology and operations. These experiences have also provided Mr. Burke a background in regulated industries and international business.

Mr. Burke has served as the Lead Independent Director since 2021. More information regarding the duties and responsibilities of the Lead Independent Director can be found on page 23.

Career Highlights

Comcast Corporation/NBCUniversal, LLC, leading providers of entertainment, information and communication products and services

- Senior Advisor, Comcast Corporation (since 2021)
- Chairman of NBCUniversal, LLC and NBCUniversal Media, LLC (2020)
- Senior executive officer of Comcast Corporation (2011-2020)
- Chief Executive Officer and President of NBCUniversal, LLC and NBCUniversal Media, LLC (2011-2019)
- Chief Operating Officer, Comcast (2004-2011)
- President, Comcast Cable Communications Inc. (1998-2010)

Other Public Company Directorships Within the Past Five Years

- Berkshire Hathaway Inc. (since 2009)

Other Experience

- Chairman, Children's Hospital of Philadelphia

Education

- Graduate of Colgate University
- M.B.A., Harvard Business School



Age: 67

Director since: 2013

Committees:

- Risk Committee (Chair)
- Compensation & Management Development Committee

Linda B. Bammann

Retired Deputy Head of Risk Management of JPMorgan Chase & Co.

Through her service on other boards, including as Chair of the Business and Risk Committee of the Federal Home Loan Mortgage Corporation and her management tenure at JPMorgan Chase and Bank One Corporation, Ms. Bammann has developed insight and wide-ranging experience in financial services and extensive expertise in risk management and regulatory matters.

Career Highlights

JPMorgan Chase & Co., a financial services company (merged with Bank One Corporation in July 2004)

- Deputy Head of Risk Management (2004-2005)
- Chief Risk Management Officer and Executive Vice President, Bank One Corporation (2001-2004)
- Senior Managing Director, Bank One Capital Markets (2000-2001)

Other Public Company Directorships Within the Past Five Years

- None

Other Experience

- Former Board Member, Risk Management Association
- Former Chair, Loan Syndications and Trading Association
- Board Member, Travis Mills Foundation
- Senior Advisor, Brydon

Education

- Graduate of Stanford University
- M.A., Public Policy, University of Michigan


Director nominees
Board governance
Board oversight
Board engagement



Age: 52

Director since: 2016

Committees:
- Corporate Governance & Nominating Committee (Chair)
- Compensation & Management Development Committee

Todd A. Combs

President and Chief Executive Officer of GEICO and Investment Officer at Berkshire Hathaway Inc.

Mr. Combs' roles have provided him with extensive experience in financial markets, risk assessment and regulatory matters. His service on three of Berkshire Hathaway's subsidiary boards has given him expertise and insight into matters such as corporate governance, strategy, succession planning and compensation.

Career Highlights

Berkshire Hathaway Inc., a holding company whose subsidiaries engage in a number of diverse business activities including finance, insurance and reinsurance, utilities and energy, freight rail transportation, manufacturing, retailing and other services

- President and Chief Executive Officer, GEICO (since 2020)
- Investment Officer (since 2010)

Castle Point Capital Management

- Chief Executive Officer and Managing Member (2005-2010)

Other Public Company Directorships Within the Past Five Years

- None

Other Experience

- Board Member, Precision Castparts Corp.
- Board Member, Duracell Inc.
- Board Member, Charter Brokerage LLC

Education

- Graduate of Florida State University
- M.B.A., Columbia Business School



Age: 69

Director since: 2004

Committees:
- Public Responsibility Committee (Chair)
- Risk Committee

James S. Crown

Chairman and Chief Executive Officer of Henry Crown and Company

Mr. Crown's position with Henry Crown and Company and his service on other public company boards have given him extensive experience with risk management, audit and financial reporting, investment management, capital markets activity, executive compensation matters and ESG-related matters.

Career Highlights

Henry Crown and Company, a privately owned investment company that invests in public and private securities, real estate, and operating companies

- Chairman and Chief Executive Officer (since 2018)
- President (2002-2017)
- Vice President (1985-2002)

Other Public Company Directorships Within the Past Five Years

- General Dynamics Corporation (since 1987) – Lead Director since 2010

Other Experience

- Chairman of the Board of Trustees, Aspen Institute
- Trustee, Museum of Science and Industry
- Trustee, University of Chicago
- Member, American Academy of Arts and Sciences
- Former member, President's Intelligence Advisory Board

Education

- Graduate of Hampshire College
- J.D., Stanford University Law School


Director nominees
Board governance
Board oversight
Board engagement



Age: 54

Director since: 2023

Committees: Not yet assigned

Alicia Boler Davis

Chief Executive Officer of Alto Pharmacy, LLC

Ms. Davis' leadership roles at Alto Pharmacy, Amazon and General Motors have provided her with deep expertise in technology and international business and customer service operations.

Career Highlights

Alto Pharmacy, LLC, a digital pharmacy

- Chief Executive Officer (since 2022)

Amazon.com, Inc., a global e-commerce company

- Senior Vice President, Global Customer Fulfillment (2021-2022)
- Senior Team Member (2020-2022)
- Vice President, Global Customer Fulfillment (2019-2021)

The General Motors Company, multinational automotive manufacturing company

- Executive Vice President, Global Manufacturing and Labor Relations (2016-2019)

Other Public Company Directorships Within the Past Five Years

- General Mills, Inc. (2016 - 2019)

Other Experience

- Trustee, Northwestern University
- Former Board Member, Beaumont Health Systems
- Former Board Member, CARE House of Oakland County

Education

- Graduate of Northwestern University
- Master of Science and Honorary Doctor of Engineering, Rensselaer Polytechnic Institute
- M.B.A., Indiana University



Age: 67

Director since: 2004 and Chairman of the Board since 2006

James Dimon

Chairman and Chief Executive Officer of JPMorgan Chase & Co.

Mr. Dimon is an experienced leader in the financial services industry and has extensive international business expertise. As CEO, he is knowledgeable about all aspects of the Firm’s business activities. His work has given him substantial insight into the regulatory process.

Career Highlights

JPMorgan Chase & Co., a financial services company (merged with Bank One Corporation in July 2004)

- Chairman of the Board (since 2006) and Director (since 2004); Chief Executive Officer (since 2005)
- President (2004-2018)
- Chief Operating Officer (2004-2005)
- Chairman and Chief Executive Officer at Bank One Corporation (2000-2004)

Other Public Company Directorships Within the Past Five Years

- None

Other Experience

- Member of Board of Deans, Harvard Business School
- Director, Catalyst
- Member, Business Roundtable
- Member, Business Council
- Trustee, New York University School of Medicine

Education

- Graduate of Tufts University
- M.B.A., Harvard Business School



Age: 66

Director since: 2012

Committees:
- Audit Committee (Chair)

Timothy P. Flynn

Retired Chairman and Chief Executive Officer of KPMG International

Through his leadership positions at KPMG, Mr. Flynn gained perspective on the evolving business and regulatory environment, expertise in many of the issues facing complex, global companies, and extensive experience in financial services, auditing matters and risk management.

Career Highlights

KPMG International, a global professional services organization providing audit, tax and advisory services

- Chairman, KPMG International (2007-2011)
- Chairman, KPMG LLP (2005-2010)
- Chief Executive Officer, KPMG LLP (2005-2008)
- Vice Chairman, Audit and Risk Advisory Services, KPMG LLP (2001-2005)

Other Public Company Directorships Within the Past Five Years

- UnitedHealth Group Inc. (since 2017)
- Wal-Mart Stores, Inc. (since 2012)
- Alcoa Corporation (2016-2021)

Other Experience

- Chair of Board of Directors, J.P. Morgan Securities plc
- Member of Board of Trustees, The University of St. Thomas
- Former Trustee, Financial Accounting Standards Board
- Former Member, World Economic Forum's International Business Council
- Former Board Member, International Integrated Reporting Council

Education

- Graduate of The University of St. Thomas



Age: 62

Director since: 2022

Committees:
- Risk Committee

Alex Gorsky

Retired Chairman and Chief Executive Officer of Johnson & Johnson

Mr. Gorsky's leadership positions at Johnson & Johnson and on public company boards have provided him with extensive expertise in international business operations, technology and regulated industries.

Career Highlights

Johnson & Johnson, a global healthcare company

- Executive Chairman (2022)
- Chairman, Chief Executive Officer, Chairman of the Executive Committee (2012-2021)
- Worldwide Chairman of the Surgical Care Group and member of the Executive Committee (2009)
- Worldwide Chairman of the Medical Devices and Diagnostics Group (2009)
- Company Group Chairman for Ehticon (2008-2009)
- Company Group Chairman, Johnson & Johnson pharmaceutical business in Europe, the Middle East and Africa (2003-2004)
- President, Janssen Pharmaceutical Inc. (2001-2003)

Novartis Pharmaceuticals Corporation

- Head of the pharmaceutical business in North America (2004-2008)

Other Public Company Directorships Within the Past Five Years

- Apple Inc. (since 2021)
- IBM (since 2014)
- Johnson & Johnson (2012-2022)

Other Experience

- Trustee, NewYork-Presbyterian Hospital
- Board Member, Travis Manion Foundation
- Board Member, National Academy Foundation
- Board Member, Wharton Board of Overseers
- Former Member and Chairman of the Corporate Governance Committee of the Board of Business Roundtable

Education

- Graduate of the U.S. Military Academy at West Point
- M.B.A., The Wharton School of the University of Pennsylvania



Age: 54

Director since: 2018

Committees:
- Public Responsibility Committee
- Risk Committee

Mellody Hobson

Co-Chief Executive Officer and President of Ariel Investments, LLC

Ms. Hobson's roles at Ariel Investments, LLC, as well as on public company boards, have provided her with significant experience in financial services and financial markets, corporate governance, strategic planning, operations, regulatory matters, international business and ESG-related matters.

Career Highlights

Ariel Investments, LLC, a private global asset management firm

- Co-Chief Executive Officer (since 2019)
- President and Director (since 2000)
- Chairman of the Board of Trustees of Ariel Investment Trust, a registered investment company (since 2006)

Other Public Company Directorships Within the Past Five Years

- Starbucks Corporation – Chair (since 2021); Vice Chair (2018-2021); member (since 2005)
- The Estée Lauder Companies Inc. (2005-2018)

Other Experience

- Chair, After School Matters
- Ex Officio/Former Chair, The Economic Club of Chicago
- Executive Committee of the Board of Governors, Investment Company Institute
- Vice Chair, World Business Chicago
- Former regular contributor and analyst on finance, the markets and economic trends for CBS news

Education

- Graduate of the School of Public and International Affairs at Princeton University



Age: 70

Director since: 2014

Committees:
- Audit Committee
- Public Responsibility Committee

Michael A. Neal

Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital

Mr. Neal has extensive experience managing large, complex businesses in regulated industries around the world. During his career with General Electric and GE Capital, Mr. Neal oversaw the provision of financial services and products to consumers and businesses of all sizes globally. His professional background has provided him with extensive expertise and insight in risk management, strategic planning and operations, finance and financial reporting, government and regulatory relations, management development and succession planning and ESG-related matters.

Career Highlights

General Electric Company, a global industrial and financial services company

- Vice Chairman, General Electric Company (2005-2013)
- Chairman and Chief Executive Officer, GE Capital (2007-2013)

Other Public Company Directorships Within the Past Five Years

- None

Other Experience

- Former Trustee, The GT Foundation of the Georgia Institute of Technology

Education

- Graduate of the Georgia Institute of Technology



Age: 65

Director since: 2020

Committees:
- Audit Committee

Phebe N. Novakovic

Chairman and Chief Executive Officer of General Dynamics Corporation

Ms. Novakovic's leadership roles at General Dynamics, as well as her tenure with the Office of Management and Budget and as Special Assistant to the Secretary and Deputy Secretary of Defense, have provided her with significant experience in international business operations, leadership of a large complex organization, and regulated industries and regulatory matters.

Career Highlights

General Dynamics Corporation, a global aerospace and defense company

- Chairman and Chief Executive Officer (since 2013)
- President and Chief Operating Officer (2012)
- Executive Vice President, Marine Systems (2010-2012)
- Senior Vice President, Planning and Development (2005-2010)
- Vice President (2002-2005)

Other Public Company Directorships Within the Past Five Years

- General Dynamics Corporation – Chairman since 2013; member since 2012
- Abbott Laboratories (2010-2021)

Other Experience

- Chairman of the Board of Directors, Association of the United States Army
- Chairman of the Board of Trustees, Ford's Theatre
- Trustee, Northwestern University
- Director, Northwestern Memorial Hospital
- Member, Business Roundtable

Education

- Graduate of Smith College
- M.B.A., The Wharton School of the University of Pennsylvania



Age: 65

Director since: 2020

Committees:
- Corporate Governance & Nominating Committee
- Compensation & Management Development Committee

Virginia M. Rometty

Retired Executive Chairman, President and Chief Executive Officer of IBM

During her tenure spanning four decades at IBM, Mrs. Rometty has gained extensive expertise in technology, and in all aspects of leading a complex global business, including succession planning, public company governance, as well as operational and regulatory issues.

Career Highlights

IBM, a global information technology company

- Executive Chairman (2020)
- Chairman, President and Chief Executive Officer (2012-2020)

Other Public Company Directorships Within the Past Five Years

- IBM (2012-2020)

Other Experience

- Member, Board of Directors, Cargill, a privately held global food company
- Member, Mitsubishi UFJ Financial Group Advisory Board
- Board and Trustee, Brookings Institution
- Member, BDT Capital Advisory Board
- Co-Chair, OneTen
- Member, Business Roundtable
- Member, Council on Foreign Relations
- Member, Peterson Institute for International Economics
- Vice Chairman, Board of Trustees, Northwestern University
- Board of Trustees, Memorial Sloan-Kettering Cancer Center
- Former Member, President’s Export Council

Education

- Graduate of Northwestern University

Director independence

All of the Firm's non-management Board members are independent, under both the New York Stock Exchange ("NYSE") corporate governance listing standards and the Firm's independence standards as set forth in its Governance Principles.

To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE, and the Board must have affirmatively determined that he or she has no material relationships with JPMorgan Chase, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Firm.

In assessing the materiality of relationships with the Firm, the Board considers relevant facts and circumstances. Given the nature and broad scope of the products and services provided by the Firm, there are from time to time ordinary course of business transactions between the Firm and a director, his or her immediate family members, or principal business affiliations. These may include, among other relationships: extensions of credit; provision of other financial and financial advisory products and services; business transactions for property or services; and charitable contributions made by the JPMorgan Chase Foundation or the Firm to a nonprofit organization of which a director is an officer. The Board reviews these relationships to assess their materiality and determine if any such relationship would impair the independence and judgment of the relevant director. The Board considered:

- Consumer credit: credit cards issued to directors Bammann, Combs, Crown, Flynn, Hobson, Neal, Novakovic and/or their immediate family members
- Wholesale credit: extensions of credit and other financial and financial advisory products and services provided to: Berkshire Hathaway Inc., for which Mr. Combs is an Investment Officer, and its subsidiaries; Henry Crown and Company, for which Mr. Crown is Chairman and Chief Executive Officer, and other Crown family-owned entities; Ariel Investments, LLC, for which Ms. Hobson is Co-Chief Executive Officer and President, and its subsidiaries and funds; certain entities wholly-owned by Ms. Hobson's spouse; General Dynamics Corporation, for which Ms. Novakovic is Chairman and Chief Executive Officer, and its subsidiaries; and Louis Dreyfus Company B.V., for which Mrs. Rometty's sibling serves as the Trading Operations Officer and a member of its Executive Group
- Goods and services: commercial office space leased by the Firm from subsidiaries of companies in which Mr. Crown and members of his immediate family have indirect ownership interests; purchases from Berkshire Hathaway and subsidiaries of private aviation services and professional services related to the Firm's corporate-owned aircraft; and maintenance services and parts for corporate aircraft provided by General Dynamics subsidiaries

The Board, having reviewed the relevant relationships between the Firm and each director, determined, in accordance with the NYSE's listing standards and the Firm's independence standards, that each non-management director (Linda B. Bammann, Stephen B. Burke, Todd A. Combs, James S. Crown, Alicia Boler Davis, Timothy P. Flynn, Alex Gorsky, Mellody Hobson, Michael A. Neal, Phebe N. Novakovic and Virginia M. Rometty) had only immaterial relationships with JPMorgan Chase and accordingly is independent.

All directors who served on the Audit and Compensation & Management Development Committees of the Board were also determined to meet the additional independence and qualitative criteria of the NYSE listing standards applicable to directors serving on those committees. For more information about the committees of the Board, see pages 24-26.

Director recruitment

The Governance Committee oversees the ongoing evaluation of candidates for Board membership and the candidate nomination process.

BOARD REVIEWS ITS NEEDS

The Board considers its composition and needs holistically, determining the diversity of experience, background and perspective required to effectively oversee the Firm, including its present and future strategy.

CANDIDATE RECOMMENDATIONS

The Governance Committee solicits candidate recommendations from shareholders, directors, and management and, from time to time, has been assisted by a third-party advisor in identifying qualified candidates.

ASSESSMENT

The Governance Committee considers the following in evaluating prospective directors, among other items:

- The Firm's Governance Principles
- The Firm's strategy, risk profile and current Board composition
- Candidate's specific skills and experiences based on the needs of the Firm
- Candidate's contribution to Board diversity

CANDIDATE MEETINGS

The potential nominee meets with the Governance Committee, Lead Independent Director, Chair of the Board, other members of the Board and senior management, as appropriate.

FULL BOARD CONSIDERATION

The Governance Committee puts the candidate forward for consideration by the full Board.

The Governance Committee is engaged in an ongoing recruitment process designed to build a strong pipeline of prospective directors for the near and long term. This includes candidates who are not available for board membership immediately but may become available in the future, such as candidates whose current professional commitments preclude board service and emerging leaders who require more experience. Often the Board works to develop a relationship with prospective candidates, becoming familiar with their skills and effectiveness, before the candidate is formally considered. The Board looks to recruit those who will contribute individually and it seeks to balance skills, experience, personal attributes and tenure. All candidates recommended to the Governance Committee are evaluated based on the same standards outlined above.

Our By-laws also permit a shareholder group of up to 20 shareholders who have continuously owned at least 3% of the Firm's outstanding shares for at least three years to nominate up to 20% of the Board (but in any event at least two directors). For further information, see page 112.

Recent board refreshment

Since our last annual shareholder meeting, the Board elected Alex Gorsky and Alicia Boler Davis to the Board effective July 2022 and March 2023, respectively. The Board used the process described above and took into account the considerations outlined on pages 11-12 and shareholder interest in board refreshment. Mr. Gorsky and Ms. Davis have been among a select group of individuals considered as part of the Governance Committee's evaluation of prospective Board members in recent years.

Mr. Gorsky was familiar to a number of directors based on his leadership roles at Johnson & Johnson and his membership on the J.P. Morgan International Council. When Mr. Dimon learned of his availability for service on the Board this year, he suggested the Governance Committee consider Mr. Gorsky as a prospective candidate. Members of the Governance Committee met with Mr. Gorsky and reviewed his qualifications, as well as his constructive personal attributes and independence, and recommended his election by the Board.

Ms. Davis was also familiar to a number of directors based on her leadership role at Alto Pharmacy, LLC and her prior experience at Amazon.com, Inc. and General Motors Company. Members of the Governance Committee suggested that she be considered as a prospective candidate. Each member of the Governance Committee met with her, as did Mr. Dimon and other Board members. Upon review of her qualifications, including her expertise in technology and customer service operations, her strong personal attributes and independence, the Governance Committee recommended her election by the Board.

For information on Mr. Gorsky's and Ms. Davis' qualifications, see pages 16 and 15, respectively.

Director re-nomination

The Governance Committee also oversees the re-nomination process. In determining whether to re-nominate a director for election at our annual meeting, the Governance Committee reviews each director, considering:


DIRECTOR RE-NOMINATION
Skills and experience, personal attributes
Continued contribution to the Board's effectiveness
Feedback from the annual Board and committee self-assessments
Independence
Shareholder feedback, including the support received at our annual meeting of shareholders
Attendance and participation at Board and committee meetings

Retirement policy

Our Governance Principles require a non-management director to offer not to stand for re-election in each calendar year following a year in which the director will be 72 or older. The Board (other than the affected director) then determines whether to accept the offer. The Board believes that the appropriate mix of experience and fresh perspectives is an important consideration in assessing Board composition, and the best interests of the Firm are served by taking advantage of all available talent, and evaluations as to director candidacy should not be determined solely on age.

None of our director nominees will be 72 or older this year.

For a description of the annual Board and committee self-assessment process, see page 27.

2. Board governance

Strong governance practices

Our Board is guided by the Firm's Governance Principles, and we adhere to the Commonsense Corporate Governance Principles and the Investor Stewardship Group's Corporate Governance Principles for U.S. Listed Companies. Our sound governance practices include:

- Annual election of all directors by majority vote
- 100% principal standing committee independence
- Lead Independent Director with an independent perspective and judgment as well as clearly-defined responsibilities
- Executive sessions of independent directors at each regular Board meeting without the presence of the CEO
- Annual Board and committee self-assessment guided by Lead Independent Director and review of progress on key action items throughout the year
- No poison pill
- Ongoing director education
- Robust shareholder engagement process, including participation by our Lead Independent Director
- Semi-annual Board review of investor feedback
- Ongoing consideration of Board composition and refreshment, including diversity in director succession
- Strong director attendance
- Stock ownership requirements for directors
- Board oversight of corporate responsibility and ESG-related matters
- Robust anti-hedging and anti-pledging policies
- Direct Board access to, and regular interaction with, management

Our board's leadership structure

The Board's leadership structure is designed to promote Board effectiveness and to appropriately allocate authority and responsibility between the Board and management.

Based on consideration of the factors described on page 23, our Board has determined that combining the roles of Chair and CEO is the most effective leadership structure for the Board at this time. The Board believes the present structure provides the Firm and the Board with strong leadership, appropriate independent oversight of management, continuity of experience that complements ongoing Board refreshment, and the ability to communicate the Firm's business and strategy to shareholders, clients, employees, regulators and the public in a single voice.

As required by the Firm's Governance Principles, when the role of the Chair is combined with that of the CEO, the independent directors appoint a Lead Independent Director. Our Lead Independent Director provides a strong counterbalance to the Chair, including by facilitating independent oversight of management, promoting open dialogue among the independent directors during and in between Board meetings, leading executive sessions at each regular Board meeting without the presence of the CEO, and focusing on the Board's priorities and processes.

In March 2023, the independent directors conducted their annual review of the Board's leadership structure. This review was conducted first by the Governance Committee, which considered the factors on page 23, the Firm's governance practices, which include executive sessions of independent directors as part of each regularly scheduled Board meeting and the directors' frequent and open interactions with senior management, and the effectiveness of the Lead Independent Director role. Following its review, the committee recommended that the Board continue its current leadership structure and that Stephen B. Burke be re-appointed as Lead Independent Director. The independent directors of the Board then conducted their own review, again taking into account the factors on page 23, the committee's recommendation and Mr. Burke's strong performance in the Lead Independent Director role over the course of the prior year, and determined to maintain the current leadership structure with Mr. Burke serving as Lead Independent Director.

Last year, as part of the Board's annual review of its leadership structure the Board considered the potential separation of the Chair and CEO positions in the context of succession planning. The Board has adopted a general policy, upon the next CEO transition, that the Chair and CEO positions shall be separate, subject to the Board's determination of the leadership structure that best serves the Firm and its shareholders at that time. This policy is reflected in the Firm's Governance Principles and reinforces the Board's longstanding commitment to independent oversight while also maintaining the Board's ability to fulfill its fiduciary duty to determine the leadership structure that best serves shareholders.


Director nominees
Board governance
Board oversight
Board engagement

Factors the Board considers in reviewing its leadership structure

The Board reviews its leadership structure not less than annually, and conducted its most recent review in March 2023, considering the following factors:

- The respective responsibilities for the positions of Chair and Lead Independent Director (see table below for detailed information)
- The people currently in the roles of Chair and Lead Independent Director and their record of strong leadership and performance in their roles
- The current composition of the Board
- The policies and practices in place to provide independent Board oversight of management (including Board oversight of CEO performance and compensation, regular executive sessions of the independent directors, Board input into agendas and meeting materials, and Board self-assessment)
- The Firm's circumstances, including its financial performance
- The views of our stakeholders, including shareholders
- Trends in corporate governance, including practices at other public companies, and studies on the impact of leadership structures on shareholder value
- Such other factors as the Board determines

Respective duties and responsibilities of the Chair and Lead Independent Director

CHAIR	✔ calls Board and shareholder meetings
	✔ presides at Board and shareholder meetings
	✔ approves Board meeting schedules, agendas and materials, subject to the approval of the Lead Independent Director
LEAD INDEPENDENT DIRECTOR	✔ has the authority to call for a Board meeting or a meeting of independent directors
	✔ presides at Board meetings in the Chair's absence or when otherwise appropriate
	✔ approves agendas and adds agenda items for Board meetings and meetings of independent directors
	✔ acts as liaison between independent directors and the Chair/CEO
	✔ presides over executive sessions of independent directors
	✔ engages and consults with major shareholders and other constituencies, where appropriate
	✔ provides advice and guidance to the CEO on executing long-term strategy
	✔ guides the annual performance review of the Chair/CEO
	✔ advises the CEO of the Board's information needs
	✔ guides the annual independent director consideration of CEO compensation
	✔ meets one-on-one with the Chair/CEO following executive sessions of independent directors
	✔ guides the Board in its consideration of CEO succession
	✔ guides the annual self-assessment of the Board


Director nominees
Board governance
Board oversight
Board engagement
Board meetings and attendance
9
Board Meetings
Communication between meetings as appropriate
8
Executive sessions of independent directors
Led by Lead Independent Director
46
Meetings of principal standing committees
4
Meetings of specific purpose committees

The Board conducts its business as a whole and through a well-developed committee structure in adherence to our Governance Principles. The Board has established practices and processes to actively manage its information flow, set meeting agendas and promote sound, well-informed decisions.

Board members have direct access to management and regularly receive information from, and engage with, management during and outside of formal Board meetings.

In addition, the Board and each committee has the authority and resources to seek legal or other expert advice from sources independent of management.

The full Board met 9 times in 2022. For more information on committees, see below. All directors other than Ms. Hobson attended 100% of the total meetings of the Board and the committees on which he or she served in 2022. Due to family health-related issues, Ms. Hobson attended less than 75% of the total meetings of the Board and the committees on which she served in 2022. The Board has confidence in Ms. Hobson's commitment to the Board. During the three consecutive years prior to 2022, Ms. Hobson attended 100% of the total meetings of the Board and the committees on which she served.

Committees of the board

A significant portion of our Board's oversight responsibilities is carried out through its five independent, principal standing committees: Audit Committee, CMDC, Governance Committee, Public Responsibility Committee ("PRC") and Risk Committee. Allocating responsibilities among committees allows more in-depth attention devoted to the Board's oversight of the business and affairs of the Firm.

Committees meet regularly in conjunction with scheduled Board meetings and hold additional meetings as needed. Each committee reviews reports from senior management and reports its actions to, and discusses its recommendations with, the full Board.

Each principal standing committee operates pursuant to a written charter. These charters are available on our website at jpmorganchase.com/about/governance/board-committees. Each charter is reviewed at least annually as part of the Board's and each respective committee's self-assessment.

The Governance Committee annually reviews the allocation of responsibility among the committees as part of the Board and committee self-assessment. For more information about the self-assessment process, see page 27.

Each committee has oversight of specific areas of business activities and risk, and engages with the Firm's senior management responsible for those areas.

All committee chairs are appointed at least annually by our Board. Committee chairs are responsible for:

- Calling meetings of their committees
- Approving agendas for their committee meetings
- Presiding at meetings of their committees
- Serving as a liaison between committee members and the Board, and between committee members and senior management, including the CEO
- Working directly with the senior management responsible for committee mandates

The Board determined each member of the Audit Committee in 2022 (Timothy P. Flynn, Michael A. Neal and Phebe N. Novakovic) to be an audit committee financial expert in accordance with the definition established by the SEC and NYSE, and that Ms. Bammann, the chair of the Risk Committee, has experience in identifying, assessing and managing risk exposures of large, complex financial firms in accordance with rules issued by the Board of Governors of the Federal Reserve System ("Federal Reserve").

Key oversight responsibilities of the principal standing committees of the Board:


BOARD OF DIRECTORS
Audit
18 meetings in 2022
Oversees:
• The independent registered public accounting firm's qualifications and independence
• The performance of the internal audit function and the independent public accounting firm
• Management's responsibilities to assure that there is an effective system of controls reasonably designed to:
• Safeguard the assets and income of the Firm
• Assure integrity of financial statements
• Maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations
• Internal control framework
• Reputational risks and conduct risks within its scope of responsibility
CMDC
7 meetings in 2022
Oversees:
• Development of and succession for key executives
• Compensation principles and practices
• Compensation and qualified benefit programs
• Operating Committee performance assessments and compensation
• Firm's Business Principles, culture and significant employee conduct issues and any related actions
• Reputational risks and conduct risks within its scope of responsibility
Risk
8 meetings in 2022
Oversees:
• Management's responsibility to implement an effective global risk management framework reasonably designed to identify, assess and manage the Firm's risks, including:
• Strategic risk
• Market risk
• Credit and investment risk
• Operational risk
• Applicable primary risk management policies
• Risk appetite results and breaches
• The Firm's capital and liquidity planning and analysis
• Reputational risks and conduct risks within its scope of responsibility
PRC
5 meetings in 2022
Oversees:
• Community investing and fair lending practices
• Political contributions, major lobbying priorities and principal trade association memberships related to public policy
• Sustainability
• Consumer practices, including consumer experience, consumer complaint resolution and consumer issues related to disclosures, fees or the introduction of major new products
• Reputational risks and conduct risks within its scope of responsibility
Governance
8 meetings in 2022
Oversees:
• Review of the qualifications of proposed nominees for Board membership
• Corporate governance practices applicable to the Firm
• The framework for the Board's self-assessment
• Shareholder matters
• Board and committee composition
• Reputational risks and conduct risks within its scope of responsibility

For more information about committee responsibilities, see Committee Charters available at: jpmorganchase.com/about/governance/board-committees.

Other standing committees

The Board has two additional standing committees:

Stock Committee: The committee is responsible for implementing the declaration of dividends, authorizing the issuance of stock, administering the dividend reinvestment plan and implementing share repurchase plans. The committee acts within Board-approved limitations and capital plans.

Executive Committee: The committee may exercise all the powers of the Board that lawfully may be delegated, but with the expectation that it will not take material actions absent special circumstances.

The Board may establish additional standing committees as needed.

Specific purpose committees

The Board establishes Specific Purpose Committees as appropriate to address specific issues. The Board currently has two such committees, the Markets Compliance Committee and the Omnibus Committee. The Markets Compliance Committee provides oversight in connection with certain markets-related matters, including the Deferred Prosecution Agreement entered into with the U.S. Department of Justice to resolve the Firm's precious metals and U.S. Treasuries investigations.

The Omnibus Committee reviews matters delegated by the Board.

As the Firm achieves its objectives in a specific area, the work of the relevant Specific Purpose Committee will be concluded and the Committee appropriately disbanded.

Additional Specific Purpose Committees may be established from time to time in the future to address particular issues.

Current board committee membership

Director	Audit	CMDC	Governance	PRC	Risk	Specific Purpose[1]
Stephen B. Burke[2]		Chair	Member			A
Linda B. Bammann		Member			Chair	B
Todd A. Combs		Member	Chair			A
James S. Crown				Chair	Member	B
Alicia Boler Davis						
James Dimon						
Timothy P. Flynn	Chair					
Alex Gorsky					Member	
Mellody Hobson				Member	Member	A
Michael A. Neal	Member			Member		B
Phebe N. Novakovic	Member					
Virginia M. Rometty		Member	Member			A

1 The Board's Specific Purpose Committees in 2022 were:
A - Markets Compliance Committee
B - Omnibus Committee

2 Lead Independent Director

The Board elected Mr. Gorsky and Ms. Davis to the Board effective July 2022 and March 2023, respectively. All other directors of the Firm were elected by shareholders in 2022. All of the directors of the Firm comprise the full Boards of JPMorgan Chase Bank, National Association (the "Bank") and an intermediate holding company, JPMorgan Chase Holdings LLC (the "IHC"). Mr. Burke is the independent Chair of the Board of the Bank; IHC does not have a Chair of the Board.

Board and committee self-assessment

The Board conducts an annual self-assessment aimed at enhancing its effectiveness. Through this practice, including an assessment of its policies, procedures and performance, the Board identifies areas for further consideration and improvement. In assessing itself, the Board takes a multi-year perspective. The Board self-assessment is guided by the Lead Independent Director and is conducted in phases.

Self-assessment framework

The Governance Committee reviews and provides feedback on the annual self-assessment process including specific topics to be addressed.

Board and Committee assessments

The Board reviews the actions taken in response to the previous year's self-assessment and reviews the Board's performance against regulatory requirements, including its responsibilities under the OCC's "Heightened Standards" for large national banks, as well as the Federal Reserve's Supervisory Guidance on Board of Directors' Effectiveness.

Topics addressed in the Board assessment generally include: strategic priorities; board composition and structure; how the board spends its time; oversight of and interaction with management; oversight of culture; diversity and talent, and related risk controls framework; committee effectiveness; and specific matters that may be relevant.

Each principal standing committee conducts a self-assessment that includes a review of performance against committee charter requirements and focuses on committee agenda planning and the flow of information received from management. Committee discussion topics include committee composition and effectiveness, leadership, and the content and quality of meeting materials.

One-on-one discussions

The directors hold private individual discussions with the General Counsel using a discussion guide that frames the self-assessment.

The General Counsel and Lead Independent Director review feedback from the individual discussions.

Action items

The General Counsel and Lead Independent Director report the feedback received to the Board.

Appropriate action plans are developed to address the feedback received from the Board and committee assessments. Throughout the year, the Board and committees partner with management to execute and evaluate progress on action items.

Director education

Our director education program focuses on incorporating key strategic and important cross-business issues and is designed to assist Board members in fulfilling their responsibilities. The director education program commences with an orientation program when a new director joins the Board. Ongoing education for all directors is conducted throughout the year through "deep dive" presentations from LOBs, discussions and presentations by subject matter experts and other events. In 2022, directors participated in programs on a number of subjects, including:

- deep dive sessions from each LOB covering topics such as products, services, strategy and control environment;
- diversity, equity and inclusion ("DEI");
- ESG-related matters, including sustainability updates, our climate risk management framework and ESG-related disclosure;
- key laws, regulations and supervisory requirements applicable to the Firm;
- significant and emerging risks;
- talent management including senior leader highlights; and
- technology and cybersecurity updates.

3. Board oversight

The Board is responsible for oversight of the business and affairs of the Firm on behalf of shareholders. It is also responsible for setting the cultural "tone at the top." Among its core responsibilities, the Board oversees:

Strategy

The Board of Directors oversees the formulation and implementation of the Firm's strategic initiatives and reviews and approves the Firm's annual strategic plan. Annual strategic plans include evaluation of performance against the prior year's initiatives, assessment of the current operating environment, refinement of existing strategies and development of new strategic initiatives. Throughout the year, the CEO and senior management provide updates on the Firm's overall strategic direction, including updates on the opportunities and performance, priorities and implementation of strategies in their respective LOBs and Corporate Functions. These management presentations are the foundation of active dialogue with, and feedback from, the Board about the strategic risks and opportunities facing the Firm and its businesses.

Executive performance, talent management and succession planning

The CMDC reviews the Firm's performance periodically during the course of the year, and formally, at least annually. The CMDC's review of the CEO's performance is presented to the Board in connection with the Board's review of executive officer annual compensation. In addition, the CMDC provides individual OC members with opportunities to discuss top talent within their respective LOBs and Corporate Functions, including progress on attracting and retaining top diverse talent.

In accordance with our Governance Principles, succession planning is considered at least annually by the non-management directors with the CEO. The CMDC reviews the succession plan for the CEO in preparation for discussion by the Board, with such discussion guided by the Lead Independent Director. These discussions consider recommendations, evaluations and development plans for potential CEO successors and occur with and without the CEO. In planning an orderly CEO transition that will take place in the medium-term, the Board has developed and will continue to develop a list of OC members as strong internal candidates to potentially succeed Mr. Dimon. The CMDC also periodically reviews the succession plan for members of the OC other than the CEO to build a robust talent pipeline for specific critical roles.

The Board has numerous opportunities to meet with, and assess development plans for, members of the OC and other high-potential senior management leaders. This occurs through various means, including informal meetings, presentations to the Board and its committees, and Board dinners. For further information, see Compensation Discussion and Analysis ("CD&A") on page 41.

Financial performance and condition

Throughout the year, the Board reviews the Firm's financial performance and condition, including overseeing management's execution against the Firm's capital, liquidity, strategic and financial operating plans.

Reports on the Firm's financial performance and condition are presented at each regularly scheduled Board meeting. The Firm's annual Comprehensive Capital Analysis and Review ("CCAR") submission, which contains the Firm's proposed plans to make capital distributions, such as dividend payments, stock repurchases and other capital actions, is reviewed and approved prior to its submission to the Federal Reserve. In addition, the Audit Committee assists the Board in the oversight of the Firm's financial statements and internal control framework. The Audit Committee also assists the Board in the appointment, retention, compensation, evaluation and oversight of the Firm's independent registered public accounting firm. For further information, see "Risk management and internal control framework" below.

Risk management and internal control framework

Risk is an inherent part of JPMorgan Chase's business activities. When the Firm extends a consumer or wholesale loan, advises customers and clients on their investment decisions, makes markets in securities or offers other products or services, the Firm takes on some degree of risk. The Firm's overall objective is to manage its business, and the associated risks, in a manner that balances serving the interests of its clients, customers and investors, and protecting the safety and soundness of the Firm.

The Firm's risk governance framework is managed on a firmwide basis. The Board of Directors oversees management's strategic decisions, and the Board Risk Committee oversees Independent Risk Management ("IRM") and the Firm's risk governance framework. Cybersecurity risk is overseen by the full Board, with additional oversight of the relevant risk framework and controls provided by the Audit and Risk Committees. Board committees support the Board's oversight responsibility by overseeing the risk categories related to such committee's specific area of focus.

Committee chairs report significant matters discussed at committee meetings to the full Board. Issues escalated to the full Board may be dealt with in several ways, as appropriate, for example: oversight of risk may remain with the particular principal standing committee of the Board, the Board may establish or direct a Specific Purpose Committee to oversee such matters, or the Board may ask management to present more frequently to the full Board on the issue.

Environmental, social and governance matters

As noted throughout this proxy statement, oversight of ESG-related matters is an important part of the Board's work in setting the policies and principles that govern our business, including:

- the Firm's governance-related policies and practices;
- our systems of risk management and controls;
- our investment in our employees;
- the manner in which we serve our customers and support our communities; and
- how we advance sustainability in our business and operations.

In particular, the PRC provides oversight of the Firm's positions and practices on public responsibility matters such as community investment, fair lending, consumer practices, sustainability and other public policy issues that reflect the Firm's values and character, and impact its reputation among all of its stakeholders. Other Board committees consider ESG-related matters within their scope of responsibility. For instance, the CMDC oversees the Firm's culture, including reviewing employee DEI programs; the Risk Committee considers climate risk; the Governance Committee reviews board diversity; and the Audit Committee provides oversight of compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations. In the past year, in addition to the work of the committees, all directors participated in full Board discussions regarding DEI, including an audit of the Firm's Racial Equity Commitment, sustainability, climate risk management and ESG-related disclosures.

The Firm is committed to being transparent about our approach to and performance on ESG topics. One way we do this is by publishing an annual ESG Report, which provides information on how we are addressing the ESG-related matters that we and our stakeholders view as important to our business. In 2022, we also published a Climate Report, which included extensive disclosure about the Firm's approach to climate risk management. We monitor the evolving disclosure landscape and evaluate which frameworks address our stakeholders' interest. In 2022, our ESG disclosures were informed by the Global Reporting Initiative, Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures ("TCFD"). The ESG information page on our website provides links to numerous JPMorgan Chase publications, documents, policies and other sources of information about various ESG topics, which are available at jpmorganchase.com/about/governance/esg.

4. Board engagement

Our directors meet periodically throughout the year with the Firm's shareholders, employees, regulators, community and business leaders, and other persons interested in our strategy, business practices, governance, culture and performance. For more information, see the CD&A on pages 41-67.

Shareholders and other interested parties

We have an active and ongoing approach to engagement on a wide variety of topics (e.g., strategy, performance, competitive environment, governance) throughout the year. We interact with and receive feedback from our shareholders and other interested parties. Our shareholder engagement efforts are outlined below.

How we communicate:

- Annual Report
- Proxy statement and supplemental filings
- SEC filings
- Earnings materials
- Press releases
- Firm website
- ESG-related publications, and events hosted by the Firm
- External events and conferences

Who we engage:

- Institutional shareholders, including portfolio managers, investment analysts and stewardship teams
- Retail shareholders
- Fixed income investors and analysts
- Sell side and financial analysts
- Proxy advisory firms
- ESG rating firms
- Non-governmental organizations
- Industry thought leaders
- Community and business leaders

How we engage:

- Quarterly earnings calls
- Investor meetings and conferences
- Shareholder Outreach Program
- Annual Meeting of Shareholders
- Shareholder queries to Investor Relations

Semiannual Shareholder Outreach Program:

- In addition to ad-hoc engagements requested by shareholders, twice a year, we conduct a comprehensive Shareholder Outreach Program focused on topics that include but are not limited to, executive compensation, management-succession planning, Board composition and renewal, and shareholder rights. We also discuss and solicit shareholder feedback on the Firm's approach to cybersecurity and ESG-related matters including climate and DEI.
- We reached out to more than 100 of our larger shareholders as well as proxy advisory firms to invite them to join engagement sessions with management and other subject matter experts within the Firm. In these meetings, we share information and provide updates on topics of shareholder interest, address shareholder questions and solicit shareholders' perspectives and feedback. Directors participate in these meetings as appropriate.
- We provide the Board with shareholders' areas of focus and feedback from these engagements sessions.

Investor Engagements[1]

- Senior Management Engagement
  - Hosted approximately 14 investor meetings
  - Presented at approximately 14 investor conferences
  - Met with shareholders and other interested parties around the world
- Shareholder Engagement
  - 172 engagements with 118 shareholders representing approximately 49% of the Firm's outstanding common stock
  - Directors participated as appropriate
  - Frequently discussed topics included:
    - How the Board can appropriately respond to shareholder concerns with executive compensation that led to an against vote for Say on Pay at the 2022 Annual Meeting
    - Board and management succession planning, including recent changes to the Board's composition and future leadership structure in preparation for CEO succession
    - The Firm's sustainability efforts, including its climate strategy and progress
    - Board composition, skills, diversity and renewal
    - The Firm's human capital management, including DEI
    - The Firm's efforts to advance racial equity, including its recently completed racial equity audit
    - The Firm's risk management in relation to cybersecurity, geopolitics and macro-economics

[1] For the period January 19, 2022 to March 9, 2023

Employees

Our Board is committed to maintaining a strong corporate culture that, based on our core values of respect, integrity and inclusion, instills and enhances a sense of personal accountability on the part of all of the Firm's employees.

In addition to discussions at Board meetings with senior management about these efforts, our directors participate in events outside of the Boardroom including meetings with employees that emphasize this commitment. These meetings include employee town halls, LOB and leadership team events such as our annual senior leaders' meetings and informal sessions with members of the OC and other senior leaders. In 2022, members of our Board participated in branch visits and Business Resource Groups' ("BRG") events including for the Veteran BRG and Advancing Black Pathways initiative.

Regulators

Our Board and senior leaders commit significant time to meeting with regulators. These interactions help us learn first-hand from regulators about matters of importance to them and their expectations of us. It also gives the Board and management a forum for keeping our regulators well-informed about the Firm's performance and business practices.

Stakeholders

As we strive to deliver value, management engages with our stakeholders, including our customers, suppliers and communities in which we work, on a range of issues and in a variety of ways. These may include participation in consumer advisory panels, town halls and meetings with policy advocacy groups and nonprofit organizations. We actively seek feedback on key topics to help us better understand what is important to our stakeholders and find ways to deliver value while also navigating financial, legal and regulatory considerations. In recent years, we have engaged in extensive stakeholder outreach pertaining to, among other topics, executive compensation, management succession planning, Board composition and refreshment, shareholder rights, and ESG-related matters such as DEI and climate.

Management shares insights and feedback from these relationships and engagements with the Board, providing the Board with valuable insights. Board members also participate in engagements with stakeholders through client events, town halls, BRG events, and shareholder discussions as appropriate.

Director compensation

The Governance Committee is responsible for reviewing director compensation and making recommendations to the Board. In making its recommendations, the Governance Committee annually reviews the Board's responsibilities and the compensation practices of peer firms, which include the same group of peer firms referenced with respect to the compensation of our NEOs. For more information see "Evaluating market practices" on page 48.

The Board believes a best practice is to link director compensation to the Firm's performance; therefore, a significant portion of director compensation is paid in common stock.

Annual compensation

For each calendar year of service on the Board, each non-employee director receives an annual cash retainer of $100,000 and if the non-employee director is on the Board at the time when annual performance year equity awards are granted, an annual grant of deferred stock units valued at $250,000. Compensation paid during 2022, including additional cash compensation paid for certain committee and other service, is described in the following tables.

Each deferred stock unit included in the annual grant to directors represents the right to receive one share of the Firm's common stock and dividend equivalents payable in deferred stock units for any dividends paid. Deferred stock units have no voting rights. In January of the year immediately following a director's retirement from the Board, deferred stock units are distributed in shares of the Firm's common stock in either a lump sum or in annual installments for up to 15 years as elected by the director.

The following table summarizes the 2022 annual compensation for non-employee directors for service on the Boards of the Firm, the Bank and J.P. Morgan Securities plc ("JPMS plc"). There is no additional compensation paid for service on the Board of IHC.

Compensation	Amount ($)
Board retainer	$ 100,000
Lead Independent Director retainer	30,000
Audit and Risk Committee chair retainer	25,000
Audit and Risk Committee member retainer	15,000
All other committees chair retainer	15,000
Deferred stock unit grant	250,000
Bank Board retainer	15,000
Bank Board's chair retainer	25,000
JPMS plc chair retainer	511,147[1]

[1] Compensation for service on the Board of JPMS plc prior to December 2022 was $110,000. Total compensation stated above is reflective of additional roles as board chair of JPMS plc and chair of each of the JPMS plc Nomination and UK Remuneration committees.

The Board may periodically ask directors to serve on one or more Specific Purpose Committees or other committees that are not one of the Board's principal standing committees or to serve on the board of directors of a subsidiary of the Firm. Any compensation for such service is included in the "2022 Director compensation table" on the next page.

2022 Director compensation table

The following table shows the compensation for each non-employee director in 2022.

Director	Fees earned or paid in cash ($)[1]	2022 Stock award ($)[2]	Other fees earned or paid in cash ($)[3]	Total ($)
Stephen B. Burke	$ 145,000	$ 250,000	$ 50,000	$ 445,000
Linda B. Bammann	140,000	250,000	15,000	405,000
Todd A. Combs	115,000	250,000	25,000	390,000
James S. Crown	130,000	250,000	15,000	395,000
Timothy P. Flynn	140,000	250,000	125,000	515,000
Alex Gorsky	45,109	–	6,766	51,875
Mellody Hobson	115,000	250,000	20,000	385,000
Michael A. Neal	115,000	250,000	15,000	380,000
Phebe N. Novakovic	115,000	250,000	15,000	380,000
Virginia M. Rometty	100,000	250,000	25,000	375,000

1 Includes fees earned, whether paid in cash or deferred, for service on the Board of Directors. For additional information on each director's service on committees of JPMorgan Chase, see "Committees of the Board" on pages 24-26.

2 On January 20, 2022, each non-employee director who was on the Board at the time when annual performance year equity awards were granted, received an annual grant of deferred stock units valued at $250,000, based on a grant date fair market value of the Firm's common stock of $153.16 per share. The aggregate number of stock and option awards outstanding at December 31, 2022, for each current director is included in the "Security ownership of directors and executive officers" table on page 79 under the columns "SARs/Options exercisable within 60 days" and "Additional underlying stock units," respectively. All such awards are vested.

3 Includes fees paid to the non-employee directors for their service on the Board of Directors of the Bank or who are members of one or more Specific Purpose Committees. A fee of $2,500 is paid for each Specific Purpose Committee meeting attended (with the exception of the Omnibus Committee). Also includes for Mr. Flynn, $110,000 in compensation during 2022 in consideration of his service as a director of JPMS plc, the Firm's principal operating subsidiary outside the U.S. and a subsidiary of the Bank. Mr. Flynn's annual fee for his services on the JPMS plc board has been increased to $511,147 which is comprised of $440,644 on account of his appointment as chair of the JPMS plc board, $23,501 on account of his appointment as chair of its Nomination Committee and $47,002 on account of his appointment as chair of its UK Remuneration Committee. Each of these appointments were effective December 2022 and payments commenced in 2023. The additional amount earned by Mr. Flynn during 2022 as a result of these appointments was $32,702.

Stock ownership: no sales, no hedging, no pledging

As stated in the Governance Principles and further described in "Anti-hedging/anti-pledging provisions" on page 52, each director agrees to retain all shares of the Firm's common stock he or she purchased on the open market or received pursuant to his or her service as a Board member for as long as he or she serves on our Board.

Shares held personally by a director may not be held in margin accounts or otherwise pledged as collateral, nor may the economic risk of such shares be hedged.

As detailed on page 79 under "Security ownership of directors and executive officers," Mr. Crown has ownership of certain shares attributed to him that arise from the business of Henry Crown and Company, an investment company where Mr. Crown serves as Chairman and CEO, and trusts of which Mr. Crown serves as trustee (the "Attributed Shares"). Mr. Crown disclaims beneficial ownership of such Attributed Shares, except to the extent of his pecuniary interest. The Attributed Shares are distinct from shares Mr. Crown or his spouse own individually, or shares held in trusts for the benefit of his children (the "Crown Personally Held Shares"). The Firm has reviewed the potential pledging of the Attributed Shares with Mr. Crown, recognizes Mr. Crown's distinct obligations with respect to Henry Crown and Company and the trusts, and believes such Attributed Shares may be prudently pledged or held in margin loan accounts. Crown Personally Held Shares are not and may not be held in margin accounts or otherwise pledged as collateral, nor may the economic risk of such shares be hedged.

Deferred compensation

Each year, non-employee directors may elect to defer all or part of their cash compensation. A director's right to receive future payments under any deferred compensation arrangement is an unsecured claim against JPMorgan Chase's general assets. Cash amounts may be deferred into various investment equivalents, including deferred stock units. Upon retirement from the Board, compensation deferred into stock units will be distributed in stock; all other deferred cash compensation will be distributed in cash. Deferred compensation will be distributed in either a lump sum or in annual installments for up to 15 years as elected by the director commencing in January of the year following the director's retirement from the Board.

Reimbursements and insurance

The Firm reimburses directors for their expenses in connection with their Board service or pays such expenses directly. The Firm also pays the premiums on directors' and officers' liability insurance policies and on travel accident insurance policies covering directors as well as employees of the Firm.

Other corporate governance policies and practices

Shareholder rights

The Firm's Certificate of Incorporation and By-laws provide shareholders with important rights, including:

- Proxy access, which enables eligible shareholders to include their nominees for election as directors in the Firm's proxy statement. For further information, see page 112, "Shareholder proposals and nominations for the 2024 annual meeting"
- The ability to call a special meeting by shareholders holding at least 20% of the outstanding shares of our common stock (net of hedges)
- The ability of shareholders holding at least 20% of the outstanding shares of our common stock (net of hedges) to seek a corporate action by written consent without a meeting on terms substantially similar to the terms applicable to call special meetings
- Majority election of directors
- No "poison pill" in effect
- No super-majority vote requirements in our Certificate of Incorporation or By-laws

The Firm's Certificate of Incorporation and By-laws are available on our website at jpmorganchase.com/about/governance.

Delinquent section 16(a) reports

Our directors and executive officers filed reports with the SEC indicating the number of shares of any class of our equity securities they owned when they became a director or executive officer and, after that, any changes in their ownership of our equity securities. They must also provide us with copies of these reports. These reports are required by Section 16(a) of the Securities Exchange Act of 1934. We have reviewed the copies of the reports that we have received and written representations from the individuals required to file the reports. Based on this review, we believe that during 2022 each of our directors and executive officers has complied with applicable reporting requirements for transactions in our equity securities, except for one late filing due to administrative error to report one transaction of RSUs being granted to Ms. Elena Korablina.

Policies and procedures for approval of related party transactions

The Firm has adopted a written Transactions with Related Persons Policy ("Policy"), which sets forth the Firm's policies and procedures for reviewing and approving transactions with related persons – our directors, executive officers, their respective immediate family members and 5% shareholders. The transactions covered by the Policy include any financial transaction, arrangement or relationship in which the Firm is a participant, and the related person has or will have a direct or indirect material interest.

After becoming aware of any transaction which may be subject to the Policy, the director or executive officer involved in such transaction is required to report all relevant facts with respect to the transaction to the General Counsel of the Firm. Upon determination by the General Counsel that a transaction requires review under the Policy, the material facts of the transaction and the related person's interest in the transaction are provided to the Governance Committee. The transaction is then reviewed by the disinterested members of the Governance Committee, who determine whether approval or ratification of the transaction shall be granted. In reviewing a transaction, the Governance Committee considers facts and circumstances that it deems relevant to its determination, such as: management's assessment of the commercial reasonableness of the transaction; the materiality of the related person's direct or indirect interest in the transaction; whether the transaction may involve an actual, or the appearance of, a conflict of interest; and, if the transaction involves a director, the impact of the transaction on the director's independence.

Certain types of transactions are pre-approved in accordance with the terms of the Policy. These include transactions in the ordinary course of business involving financial products and services provided by, or to, the Firm, including loans, provided such transactions are in compliance with the Sarbanes-Oxley Act of 2002, Federal Reserve Board Regulation O and other applicable laws and regulations.

Transactions with directors, executive officers and 5% shareholders

Our directors and executive officers, and some of their immediate family members and affiliated entities, and BlackRock, Inc. and affiliated entities ("BlackRock"), The Vanguard Group and affiliated entities ("Vanguard") and beneficial owners of more than 5% of our outstanding common stock, were customers of, or had transactions with or involving, JPMorgan Chase or our banking or other subsidiaries in the ordinary course of business during 2022. Additional transactions may be expected to take place in the future.

Any outstanding loans to the foregoing persons and entities and any other transactions involving the Firm's financial products and services (such as banking, brokerage, investment, investment banking, and financial advisory products and services) provided to such persons and entities: (i) were made in the ordinary course of business, (ii) were made on substantially the same terms (including interest rates and collateral (where applicable)), as those prevailing at the time for comparable transactions with persons and entities not related to the Firm (or, where eligible with respect to executive officers, immediate family members and affiliated entities, on such terms as are available under our employee benefits or compensation programs) and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

The fiduciary committees for the JPMorgan Chase Retirement Plan and for the JPMorgan Chase 401(k) Savings Plan (each, a "Plan") entered into agreements with BlackRock giving it discretionary authority to manage certain assets on behalf of each Plan. Pursuant to these agreements, fees of approximately $4.8 million were paid by the Plans to BlackRock in 2022. The JPMorgan Chase UK Retirement Plan paid BlackRock approximately £487,000 (approximately $594,000[1]) for the portfolio management services provided to its Trustee, JPMorgan Pension Trustees Limited. Subsidiaries of the Firm have subscribed to information services and received consulting services from BlackRock, including and related to select market data, analytics and modeling, and paid BlackRock approximately $890,000 in 2022 for those services. JPMorgan Chase paid BlackRock approximately $7.6 million in 2022 to access its Aladdin® platform.

Certain J.P. Morgan mutual funds and subsidiaries entered into a sub-transfer agency agreement with Vanguard and paid Vanguard approximately $450,000 in 2022 for services rendered, primarily accounting, recordkeeping and administrative services.

In January 2019, the Firm entered into agreements for the sale and redevelopment of a retail bank branch property in California to modernize the branch and monetize excess development rights. Following a solicitation and review of proposals from several major real estate developers, a company not affiliated with the Firm or its directors or executive officers was selected to lead the project. The development company is expected to make the purchase through an existing legal entity as a result of which Director James Crown and members of his immediate family are expected to hold indirect equity interests in the property which in the aggregate would exceed 10%. The purchase price will depend upon the development rights attained and is anticipated to exceed $32 million. The transaction has not been consummated and closing is subject to completion of the development entitlements process and satisfaction of other contractual conditions precedent. The transaction is not material to the overall investment holdings of Mr. Crown and members of his immediate family, and it was negotiated with the unaffiliated development company in the ordinary course of business.

In December 2020, as part of the Firm's plan to invest $30 billion to advance racial equity, the Firm approved co-investment of up to $200 million on a deal-by-deal basis in Black and Latinx-owned businesses alongside Project Black (the "Co-Invest Program"). Project Black is a private equity initiative of Ariel Alternatives, LLC, an affiliate of Ariel Investments, LLC, of which director Mellody Hobson is Co-CEO and President. The purpose of the Co-Invest Program is to facilitate co-investments by the Firm in businesses that (i) are Black and Latinx-owned prior to any investment by Project Black or the Firm, or (ii) will become Black and Latinx-owned by virtue of the investment by Project Black and that will be managed so as to increase diversity into the acquired company's leadership and management. In connection with the Co-Invest Program, the Firm will neither receive fees from nor pay fees to Ariel Investments, LLC or any of its affiliates. The Co-Invest Program is not material to Ms. Hobson or Ariel Investments, LLC.

Compensation & management development committee interlocks and insider participation

The members of the CMDC are listed on page 26. No member of the CMDC is or ever was a JPMorgan Chase officer or employee, other than Linda B. Bammann, who previously served as an officer of JPMorgan Chase 15 years before joining the CMDC and 8 years before joining the Board. No JPMorgan Chase executive officer is, or was during 2022, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2022, an executive officer serving as a member of our Board or the CMDC. All of the members of the CMDC, and/or some of their immediate family members and affiliated entities, were customers of, or had transactions with or involving, JPMorgan Chase or our banking or other subsidiaries in the ordinary course of business during 2022. Additional transactions may be expected to take place in the future. Any outstanding loans to the directors serving on the CMDC and their immediate family members and affiliated entities, and any transactions involving other financial products and services provided by the Firm to such persons and entities, were made in accordance with the standards stated above for transactions with directors, executive officers and 5% shareholders.

Political activities and lobbying

JPMorgan Chase believes that responsible corporate citizenship demands a commitment to a healthy and informed democracy through civic and community involvement. Our business is subject to extensive laws and regulations at the international, federal, state and local levels, and changes to such laws can significantly affect how we operate, our revenues and the costs we incur. Because of the potential impact public policy can have on our businesses, employees, communities and customers, we engage with policymakers in order to advance and protect the long-term interests of the Firm.

The PRC oversees the Firm's significant policies and practices regarding political contributions, major lobbying priorities

[1] Conversion to dollar amount is as of March 17, 2023

and principal trade association memberships that relate to the Firm's public policy objectives.

The Firm's policies and practices related to political activities:

- prohibit the use of corporate funds to support candidates, political party committees and political action committees ("PACs");
- provide that the Firm restrict U.S. trade organizations and groups organized under Section 501(c)(4) of the Internal Revenue Code of which it is a member from using the Firm's dues payments for any election-related activity;
- prohibit corporate funds from being used to make contributions to SuperPACs and political committees organized under Section 527 of the Internal Revenue Code to promote the election or defeat of candidates for office; and
- prohibit the use of corporate funds to make independent political expenditures, as defined by the rules of the Federal Election Commission, including electioneering communications.

The Firm discloses on its website contributions made by the Firm's PACs and contributions of corporate funds made in connection with ballot initiatives.

For further information regarding the Firm's policy engagement, political contributions and lobbying activity, view our Political Engagement and Public Policy Statement on our website.

Code of conduct

The Code of Conduct is a collection of principles designed to assist employees and directors in making decisions about their conduct in relation to the Firm's business.

Employees and directors receive regular conduct training. They must also affirm that they have read, understand, and are in compliance with the Code of Conduct annually. Employees and directors are required to raise concerns about misconduct and report any potential or actual violations of the Code of Conduct, any internal Firm policy, or any law or regulation applicable to the Firm's business. The Code of Conduct prohibits intimidation or retaliation against anyone who raises an issue or concern in good faith or assists with an investigation.

Employees and directors can report potential or actual violations of the Code of Conduct to management, Human Resources ("HR"), Global Security, the Office of the General Counsel, or via the JPMorgan Chase Conduct Hotline ("Hotline"), either by phone, online or mobile. The Hotline is anonymous, except in certain non-U.S. jurisdictions where anonymous reporting is prohibited. It is available 24/7 globally, with translation services. The Hotline is maintained by a third-party service provider.

Employees in HR and Global Security follow specific procedures when handling employee-initiated complaints. Suspected violations of the Code of Conduct, Firm policy, or the law are investigated by the Firm and may result in an employee being cleared of the suspected violation or in an escalating range of actions, including termination of employment, depending upon the facts and circumstances. Compliance and HR report periodically to the Audit Committee on the Code of Conduct program. The CMDC periodically reviews reports from management regarding significant conduct issues and any related employee actions.

Code of ethics for finance professionals

The Code of Ethics for Finance Professionals, a supplement to the Code of Conduct, applies to the Chair, CEO, CFO, Controller, and all other professionals of the Firm worldwide serving in a finance, accounting, treasury, tax, or investor relations role. The purpose of our Code of Ethics is to promote honest and ethical conduct and adherence with the law in connection with the maintenance of the Firm's financial books and records and the preparation of our External Financial Reporting. It also addresses the reporting of actual or apparent conflicts of interest and actual or potential violations or other matters that would compromise the integrity of the Firm's External Financial Reporting.

Supplier code of conduct

The Supplier Code of Conduct outlines the Firm's expectation that suppliers demonstrate the highest standards of business conduct, integrity, and adherence to the law. The Supplier Code of Conduct applies to our suppliers, vendors, consultants, contractors and other third parties working on behalf of the Firm, as well as to the owners, officers, directors, employees and contractors of these supplier organizations and entities. The Supplier Code of Conduct provides specific guidance regarding suppliers' responsibility to comply with all applicable laws and regulations and to have policies ensuring such compliance, their duty to escalate concerns, handle information properly and maintain accurate records, address potential conflicts of interest, and operate responsibly with respect to laws governing competition, corruption, political activities, as well as environmental, human rights, and other matters.

How to contact our board

The Board actively manages its information flow through a variety of means and requires management to provide the Board with the appropriate information to assist the Board in meeting its core responsibilities, as described in this Corporate Governance section.

To contact our Board of Directors, any Board member, including the Lead Independent Director, any committee chair, or the independent directors as a group, email correspondence to the Office of the Secretary at corporate.secretary@jpmchase.com, or mail to: JPMorgan Chase & Co., Attention (name of Board member(s)), Office of the Secretary, 383 Madison Avenue, 39th Floor, New York, New York 10179.

Executive Compensation

Proposal 2: Advisory resolution to approve executive compensation

Approve the Firm's compensation practices and principles and their implementation for 2022 for the compensation of the Firm's Named Executive Officers as discussed and disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this proxy statement.



RECOMMENDATION:

Vote FOR approval of this advisory resolution to approve executive compensation

PROPOSAL 2 – ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Securities Exchange Act of 1934, as amended, we currently provide our shareholders with an annual advisory vote to approve the compensation of our Named Executive Officers. This proposal seeks a shareholder advisory vote to approve the compensation of our Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K through the following resolution:

"Resolved, that shareholders approve the Firm's compensation practices and principles and their implementation for 2022 for the compensation of the Firm's Named Executive Officers as discussed and disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this proxy statement."

This advisory vote will not be binding upon the Board of Directors. However, the Compensation & Management Development Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Introduction

Our compensation philosophy promotes a fair and well-governed, long-term approach to compensation, including pay-for-performance practices that are designed to attract and retain top and diverse talent, responsive to and aligned with shareholders, and encourage a culture that supports our Business Principles and strategic framework

The Firm’s Board of Directors believes that JPMorgan Chase’s long-term success as a premier financial services firm depends in large measure on the talents of our employees and a proper alignment of their compensation with performance and sustained shareholder value. The Firm’s compensation programs play a significant role in our ability to attract, retain and properly motivate the highest quality workforce.

In assessing OC members' performance in the context of the Firm's 2022 business results, the CMDC recognized that the Firm continued to build upon its strong momentum from prior years amid challenging market conditions, reflecting the diversity and durability of our products and services, as well as long-term strategic investments made in our businesses. We gained market share, maintained strong expense discipline while continuing to invest in our businesses, continued to achieve high customer satisfaction scores, and continued to fortify our fortress balance sheet.

The Firm achieved managed revenue of $132.3 billion, which was a record for the fifth consecutive year, as well as strong net income of $37.7 billion, ROTCE of 18% and ROE of 14%. Our ROTCE has consistently been among the highest returns of our peers. The CMDC also considered the Firm's operating performance during the three years marked by the pandemic and subsequent reopening of the global economy, which introduced volatility to the Firm's reported financial performance primarily as a function of large reserve builds in 2020, followed by releases in 2021.

In determining annual compensation for 2022, the CMDC recognized that the Firm is in a uniquely fortunate position to be led by such a highly talented and experienced executive in Mr. Dimon. In light of the continued absolute and relative strength of the Firm’s performance, the CMDC determined to keep Mr. Dimon's annual pay of $34.5 million unchanged from 2021.

One of the Board’s top priorities is succession planning for Mr. Dimon, which entails enabling an orderly CEO transition to take place in the medium-term. As part of this succession plan, the Board has developed, and will continue to develop, several Operating Committee members who are well-known to shareholders as strong potential candidates to succeed Mr. Dimon. Should the need arise in the near-term, the Board views Mr. Pinto as a key executive who is immediately ready to step into the role of sole CEO. Mr. Pinto's exceptional leadership capabilities are well-known to our shareholders and he has previously served as co-CEO of the Firm during Mr. Dimon's unplanned absence in 2020 due to prior unforeseen circumstances. The Board has well-developed processes in place to support proper governance. This includes the CMDC regularly reviewing the succession plan for the CEO and the Lead Independent Director regularly leading succession discussions with the non-executive directors of the Board. The CMDC also reviews the succession plan for members of the Operating Committee other than the CEO, which is also discussed by the full Board of Directors. This is in addition to Board discussions of talent management, which occur frequently throughout the year.

We highly value engaging with our shareholders and have a demonstrable history of being responsive to their feedback. In response to the low support the Firm received for last year’s Say on Pay proposal, we expanded our shareholder outreach and engagement. Our engagements primarily focused on listening to shareholders to understand why they had voted against the resolution last year, and to confirm their expectations of an appropriate response to regain their support.

Shareholders emphasized their deep support for the management team, the Firm’s strategy and its long-term performance. They were also direct in their feedback about the one-time special award granted to Mr. Dimon in 2021, with two clear points made about their expectation for a response: first, to commit to not granting any future special awards to Mr. Dimon; and second, to commit that if any future one-time special awards were granted under rare and appropriate circumstances to other NEOs, that they must include direct performance conditions. The CMDC and the Board have responded by committing unequivocally to both points.

In addition to the expanded engagement described above, the CMDC retained the services of Semler Brossy, an independent compensation consultant, to advise the CMDC on potential actions for a comprehensive and responsive strategy going forward.

The full details of our outreach, what we heard, and the resulting actions we have taken can be found in the Compensation Discussion and Analysis that follows.

Shareholder engagement

We value the views and feedback of our shareholders. We regularly engage with shareholders on a wide variety of topics, such as strategy, financial and operating performance, competitive environment, regulatory landscape, and ESG-related matters.

Since the beginning of 2022, we have had 172 meetings with 118 shareholders representing 49% of the Firm's outstanding common stock. Our Lead Independent Director ("LID") & Chair of the CMDC participated in a number of discussions with our top shareholders that voted against our say-on-pay resolution at our 2022 Annual Meeting, representing 20% of the Firm's outstanding common stock, as well as with the two leading proxy advisory firms that recommended shareholders vote against last year's say-on-pay resolution. Feedback from these discussions provided valuable insights for our CMDC, which also increased the number of meetings it held as a committee during the year. We did this to determine an appropriate response to the 31% support we received for last year's say-on-pay resolution, which was in contrast to the strong historical support we've generally received since 2009.


Key Shareholder Engagement Highlights
128
shareholders contacted
172
shareholder meetings
49%
common shares outstanding
20%[1]
engaged with LID

Executive Compensation Engagements

In meetings with shareholders prior to the 2022 Annual Meeting, a third of the time was spent engaging on executive compensation matters, with more than 80% of that time spent discussing the one-time special awards granted to Messrs. Dimon and Pinto in 2021. The decision to grant special awards and their quantitative impact on shareholders' pay-for-performance assessment models was the key focus for shareholders in advance of our 2022 Annual Meeting, and why they reported that they ultimately voted against the say-on-pay proposal. Shareholders otherwise expressed broad support for the Board, management and our existing executive compensation plan, excluding the one-time special awards.

In meetings with shareholders following the 2022 Annual Meeting, slightly more than a third of the time was spent engaging on executive compensation matters, with 75% of that time spent discussing potential and appropriate responses to address concerns with the special awards. While some other feedback was received, **the primary request from shareholders in order to support our say-on-pay resolution in 2023 was a commitment from the Board in 2023 to grant no future special awards to Mr. Dimon; and to consider direct performance conditions if any other NEO were to receive a future special award under appropriate and rare circumstances.**

Outreach in 2023 in advance of the 2023 Annual Meeting

The Board has responded to our shareholders' primary request, by committing to grant no future special awards to Mr. Dimon in a Current Report on Form 8-K filed on January 19, 2023. Following the release of the Form 8-K, we engaged with shareholders on this response and sought feedback on other enhancements the Firm could make, many of which are included on the following page. We will contact more than 100 shareholders in advance of the 2023 Annual Meeting to continue our engagement with them about our response and enhancements.

[1] 20% of common shares outstanding.

What We Heard	Our Response
Shareholder Feedback Themes: One-Time Special Awards granted in 2021 and Annual Performance Assessment	
Most shareholders **disfavor one-time special awards** and requested a commitment of no more special grants to the current CEO	• One-time special awards are not a common practice and the **CMDC commits to shareholders that future special awards will not be granted to Mr. Dimon**[1] • In addition, no one-time special awards are currently under consideration for the Firm's other NEOs
Most shareholders felt the one-time special awards **lacked direct performance conditions** that would have mitigated their concerns	• The CMDC commits that if a future one-off special grant is considered for other NEOs under appropriate and rare circumstances, it **will include direct performance conditions**; for example, such as those that currently exist in our annual PSU awards
Some shareholders wanted to better understand **how the CMDC assesses OC member performance**	• We enhanced our disclosure to explain how the CMDC assesses OC member performance, by applying: ◦ A **~50% weighting** to its consideration of **business results**, **"the what"**; and ◦ A **~50% weighting** to its consideration of **qualitative factors**, **"the how"**; ◦ **With unlimited downward discretion** for significant shortcomings (see page 41)
Some shareholders requested **limitations, guardrails and disclosure on the CMDC's discretion** in determining cash incentives	• New for 2022 and going forward, the CMDC introduced a policy that caps Mr. Dimon's annual **cash incentive award at 25% of his total compensation**[1] • Under the new cash award policy, the **maximum allowed in 2022 was $8.6 million** for Mr. Dimon • The CMDC used its discretion to **not grant the maximum cash** award to Mr. Dimon in 2022, **limiting it to $5 million**[1], resulting in 85% of his incentive compensation being awarded in at-risk PSUs, the highest among his peers (see page 42)

[1] The same applies for Mr. Pinto. For 2022 and going forward, the CMDC determined to align Mr. Pinto's compensation structure with that of Mr. Dimon.

Additional 2022 Disclosure Enhancements

- In response to questions from some shareholders, we enhanced our disclosure to clarify that **we do not have separate short-term and long-term incentive plans.** For each OC member, the sequence of the CMDC's process is as follows:
  - First assess performance
  - Then determine **total compensation based on that performance**
  - Then establish the appropriate pay mix of total compensation
  - Since salary has already been paid pre-grant, establish the appropriate variable pay mix of cash and long-term equity
  - Then grant cash and equity awards, including RSUs and at-risk PSUs (see page 42)

- To provide additional clarity on how the CMDC considers the amount of the CEO's annual pay relative to peers, we substantially enhanced our disclosure to demonstrate that:
  - The CMDC strongly emphasizes assessing **sustained performance over the long-term**; and
  - Our **CEO's pay is in line with or below that of our peers, despite our larger size**, scale, complexity, global reach and consistently stronger earnings (see pages 43 and 44)

- We explained how **governance, environmental, social and human capital factors** are aligned with the CMDC's balanced and holistic framework for assessing OC members' performance (see page 47)

- We provided further detail about how the CMDC reviews and sets **ROTCE thresholds** each year for that year's PSU award so that they **are appropriately rigorous and aligned with long-term shareholder returns**
  - We also provided quantitative disclosure of the Firm's strong long-term ROTCE outperformance as compared to peers to demonstrate the results of management's focus on ROTCE as a comprehensive measure of financial performance under its influence, as well as its strong correlation with TSR (see page 51)

Compensation Discussion and Analysis

The CD&A is organized around three key factors for shareholders to consider:

How Think About Pay Decisions ▷ **How We Performed Against our Business Strategy** ▷ **How Performance Determined Pay in 2022**

The CD&A Overview which follows on pages 41-44 provides a summary of the key features of the Firm's executive compensation process and key decisions made by the CMDC in 2022, followed by pages 45-66 which provide more extensive details about our executive compensation program.

CD&A OVERVIEW

1 HOW WE THINK ABOUT PAY DECISIONS

Pages 45 - 54

Balanced and holistic approach for assessing performance and determining compensation

The Firm's Business Principles and strategic framework form the basis of how OC members determine their annual strategic priorities against which their performance and compensation are evaluated. In accordance with the Firm's compensation philosophy, the CMDC assesses OC members' performance against four broad financial and non-financial performance dimensions in a balanced and holistic way.

In determining OC compensation, the CMDC considers both what progress has been made against long-term strategic objectives, and how that progress has been achieved. The CMDC applies an **approximately 50% weighting** to its consideration of absolute and relative business results, i.e. **"the what"**, and an **approximately 50% weighting** to its qualitative consideration of risk, controls & conduct, clients/customers/stakeholders, and teamwork & leadership, i.e. **"the how"**.

While there is no single performance dimension in isolation that determines compensation, a significant shortcoming in any one dimension may, as has happened in past years, result in downward adjustments to OC members' variable compensation. **Such downward adjustments do not have limits.**


Business Results
+
Risk, Controls & Conduct
+
Client/ Customer/ Stakeholder
+
Teamwork & Leadership
=
OC Member Performance
Four Broad Performance Dimensions
~50% weighting on "the what"
~50% weighting on qualitative considerations, "the how"
Unlimited downward potential for significant shortcomings

Determination of Total Compensation

After considering OC members' performance throughout the year and over the long-term based on the four broad performance dimensions illustrated above, the CMDC first determines OC members' total compensation levels and then their respective pay mix. Pay mix leans toward equity and long-term vesting, after which, for PSUs, an explicit ROTCE metric drives the ultimate payout.


OC Member Performance
Total Pay
Pay Mix

In determining OC members' compensation, the CMDC also considers competitive market practices. In evaluating market data for OC members, the CMDC references our primary financial services peer group, which is unchanged from last year and comprises:

- American Express
- Bank of America
- Citigroup
- Goldman Sachs
- Morgan Stanley
- Wells Fargo

1 HOW WE THINK ABOUT PAY DECISIONS (continued)

Pages 45 - 54

Pay Mix

In determining the appropriate pay mix for individual OC members, the CMDC considers the fixed and variable components of their respective pay. Since the salary portion of total compensation has already been paid pre-grant, the variable portion is the remainder, comprising a cash award that vests immediately, and long-term equity in the form of RSUs and at-risk PSUs.

The chart below illustrates the components of our OC members' 2022 pay mix, including the 3-year vesting period for the RSUs and PSUs and the additional 2-year post-vest holding period for the PSUs.


Pay Mix
Total Compensation
Salary
Cash Award
RSUs
PSUs
Pre-Grant
Post-Grant
2022 Performance Year
2023
2024
2025
2026
2027
Salary
2022 Performance Assessment
~50% "the what"
+
~50% "the how"
Cash Award Paid
RSUs Granted
PSUs Granted (at-risk)
50% payout
50% payout
Performance Period
0%-150% payout based on average ROTCE
2-Year hold post-vesting
Shares available in 2028

	Approximate % of 2022 Variable Compensation		
	CEO	President & COO	Other NEOs
Salary	Fixed Component of Total Pay		
Cash Award	15%	19%	40%
RSUs	0%	0%	30%
PSUs	85%	81%	30%

Mr. Dimon receives all of his equity in at-risk PSUs, comprising ~85% of his variable compensation, which is a higher proportion than any our peer firms' CEOs. In addition to his vested equity awards, Mr. Dimon has purchased over half of his holdings in the Firm's stock on the open market, reflecting his strong alignment with the interests of shareholders. As CEO, he has never sold a share.

New for 2022: Cash Award Cap

After considering feedback from shareholders about a limit on the CMDC's discretion for determining the cash portion of Mr. Dimon's incentive compensation, effective for 2022 and going forward, the CMDC has introduced a policy that caps Mr. Dimon's annual cash award at 25% of his total compensation.

Additionally, in light of Mr. Pinto's promotion to the Firm's sole President & COO, the CMDC determined to change his compensation structure to emulate that of Mr. Dimon's. Mr. Pinto's annual cash award is therefore also subject to a cap of 25% of his total compensation, with at-risk PSUs comprising 100% of the equity portion of his incentive compensation.

The CMDC retains the flexibility to grant less than the cash award cap each year. For 2022, the CMDC determined to maintain a lower cash award of $5 million for both Messrs. Dimon and Pinto.


2022 CEO Pay Mix
$28.0M
$34.5M
$3.6M cash award opportunity not paid in cash (paid in PSUs)
$1.5M
$5.0M
Salary
Cash Award
PSUs
Total Compensation
Total Cash: $6.5M

The cash award cap for Mr. Dimon provided a maximum cash incentive opportunity of $8.6 million. This cap is well below the Firm's standard cash/equity mix formula.


2022 CEO Total Cash Compensation
JPMC
Peer Group Median
Peer Group High
$6.5M
$9.0M
$11.8M
Peer Median: ~1.4x JPMC

The total cash compensation amount of $6.5 million awarded to Mr. Dimon in 2022 (comprised of $1.5 million salary and $5 million cash award) is consistently among the lowest and well below the $9.0 million median of the total cash amounts paid to his primary peers.[1]

[1] Source: Peer public filings. Peer short-term cash compensation includes salary, cash awards, and short term cash-settled RSUs vesting within 12 months of grant.

2 HOW WE PERFORMED AGAINST OUR BUSINESS STRATEGY

Pages 55 - 59

2022 Business Results

In assessing OC members' performance in the context of the Firm's 2022 business results, the CMDC recognized that the Firm continued to build upon its strong momentum from prior years amid challenging market conditions, reflecting the diversity and durability of our products and services, as well as long-term strategic investments made in our businesses. We gained market share, maintained strong expense discipline while continuing to invest in our businesses, continued to achieve high customer satisfaction scores, and continued to fortify our fortress balance sheet.

Among other metrics, the CMDC considered that the Firm achieved managed revenue of $132.3 billion, which was a record for the fifth consecutive year, as well as strong net income of $37.7 billion and ROTCE of 18%, which is among the highest of our peers.

In particular, the CMDC focused on the Firm's operating performance during the three years marked by the pandemic and subsequent reopening of the global economy, which introduced volatility to the Firm's reported financial performance primarily as a function of large reserve builds in 2020, followed by releases in 2021. The strength and stability of the Firm's underlying operating performance over this volatile period is reflected by the line graph in the chart alongside, that presents the Firm's 2022 pre-tax income excluding changes in the loan loss reserves ("Pre-tax income (ex. LLR)") of $53.3 billion.



Pre-Tax Income ($B)[1]
Pre-Tax Income (ex. LLR) ($B)[1]
$70.0
$65.0
$60.0
$55.0
$50.0
$45.0
$40.0
$35.0
$30.0
$47.6
$47.6
$51.0
$38.8
$63.2
$51.1
$53.3
$49.7
2019
2020
2021
2022

$132.3B ↑6%	$53.3B ↑4%	$37.7B ↓22%	18% ↓5% pts
RECORD REVENUE[1]	PRE-TAX INCOME ex. LLR[1]	NET INCOME	ROTCE[1]

Examples of external recognition[2] we received across our leading franchises in 2022 include:

CCB	CIB
#1 market share in U.S. retail deposits & U.S. Card sales and outstandings	#1 in Markets revenue & Investment Banking fees
CB	**AWM**
#1 multifamily & U.S. middle market syndicated lender	Best Private Bank in the World

A summary of the qualitative factors the CMDC considered in assessing OC members' 2022 performance is provided below.

Risk, Controls & Conduct

- Continued to focus on:
  - Investing significantly in our cyber defense capabilities and strengthening partnerships with government and law enforcement agencies to enhance our defenses
  - Addressing privacy and data protection risks through enhanced governance, automation and controls
  - Reinforcing our Business Principles to the highest ethical standards through senior leadership communication, training and employee engagement

Client / Customer / Stakeholder

- Continued to serve our customers by building products and services that deliver value, including enhancing the digital experience and ease of doing business in a fast and simple way
- Uplifted our communities to help build a sustainable and inclusive global economy, and advanced racial equity for our employees, customers, clients and communities. Examples as of year-end 2022 include:
  - Financed and facilitated $482 billion of our 2030 Sustainable Development Target of $2.5 trillion
  - Reported nearly $29 billion of progress towards our 2025 Racial Equity Commitment of $30 billion

Teamwork & Leadership

- Continued execution of a long-term succession planning strategy for the Firm’s senior leadership, with the objective of maintaining a pipeline of top and diverse executives to lead for today and the future
- Fostered a culture of respect and inclusion to promote innovation, creativity and productivity, enabling leaders and their teams to grow and succeed
- Enhanced programs and policies that support the needs of our employees and their families

1 Managed Revenue, Managed Pre-Tax Income, Pre-Tax Income (ex. LLR) and ROTCE are each non-GAAP financial measures; refer to Note 1 on page 113 for a further discussion of these measures.
2 For recognition sources for CCB, CIB and AWM, refer to pages 62-64. CB recognition from Home Mortgage Disclosure Act Data and Refinitiv, respectively as of FY2022.

Table of Contents

3 HOW PERFORMANCE DETERMINED PAY IN 2022

Pages 60 - 66

Our pay decisions are driven by current year and long-term performance, which requires attention to ongoing investment

In addition to considering the 2022 performance factors described on the prior page, the CMDC recognized the importance of assessing the Firm's performance over the long-term, which continues to exceed that of our peers. Despite the sustained strong relative outperformance of the Firm compared to its peers, and our larger size, scale, complexity and global reach, Mr. Dimon's annual compensation since becoming CEO in 2005 has frequently been exceeded by that of our peer Firm CEOs, demonstrating how the CMDC uses its judgment in a balanced, holistic way.

Below are examples of some of the long-term performance and other factors the CMDC considered as part of their determination of Mr. Dimon's 2022 annual compensation of $34.5 million.



James Dimon

Since Mr. Dimon became CEO, deliberate investments in the Firm's long-term future have yielded annual ROTCE results that have consistently outperformed that of our PSU performance group ("PSU peers") by ~400 bps[1] on average, while Mr. Dimon's annual compensation ranking averages between 2nd and 3rd place vs. our primary peers.


CEO Pay ($M)
JPM ROTCE (%)
PSU Peer Average ROTCE (%)
ROTCE %
35%
30%
25%
20%
15%
10%
5%
0%
-5%
$M
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
2005 27% 15% $22.0
2006 33% 24% $27.0
2007 24% 22% $30.0
2008 6% -5% $1.0
2009 14% 10% $15.2
2010 15% 13% $23.0
2011 15% 11% $23.0
2012 15% 7% $11.5
2013 11% 9% $20.0
2014 13% 8% $20.0
2015 13% 6% $27.0
2016 13% 6% $28.0
2017 12% 4% $29.5
2018 17% 11% $31.0
2019 19% 9% $31.5
2020 14% 7% $31.5
2021 23% 14% $34.5
2022 18% 10% $34.5
Annual CEO Pay Rank
4 3 2 4 3 1 2 5 3 4 2 1 1 1 1 2 3 1

In the past 10 years of the Firm's and our PSU peers' performance, achieving ROTCE of ≥18% has been rare. The Firm has achieved it 3 times and our 11 PSU peers combined have only achieved it 5 times.

An investment made in JPMC 10 years ago would have significantly outperformed that of the KBW Bank and S&P Financials indices by 89 and 151 percentage points respectively.


Years of Exceptional (≥18%) ROTCE Performance


2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
JPMorgan Chase
Bank of America
Barclays
Capital One
Citigroup
Credit Suisse
Deutsche Bank
Goldman Sachs
HSBC
Morgan Stanley
UBS
Wells Fargo


Total Shareholder Returns ("TSR")[2]
Performance for the period ended December 31, 2022
JPMorgan Chase
S&P Financials Index
KBW Bank Index
1-YEAR (13)% (11)% (21)%
3-YEAR 5% 19% (2)%
5-YEAR 45% 36% 9%
10-YEAR 303% 214% 152%
$500
$400
$300
$200
$100
$0
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
JPM Outperformance
Indices Performance
$403
$314
$252

Our relative annual CEO pay-for-performance alignment has been consistently stronger than our primary peers, reflected by our more efficient annual CEO pay allocation ratio.

Our revenue & market capitalization continue to exceed that of our primary peers, demonstrating our significantly larger size and scale.


3-Year Average Annual CEO Pay as a % of Profits (2020-2022)[3]
JPMorgan Chase 0.09%
Bank of America 0.11%
Citigroup 0.14%
Wells Fargo 0.17%
Goldman Sachs 0.18%
Morgan Stanley 0.27%
American Express 0.44%


3-Year Average Revenue & Market Cap vs. Peers (2020-2022)
JPMorgan Chase $123 ~1.9x peer avg $416 ~2.7x peer avg
Bank of America $90 $296
Wells Fargo $76 $156
Morgan Stanley $54 $148
Citigroup $74 $112
Goldman Sachs $50 $112
American Express $44 $111
3-Year Average Revenue ($B)
3-Year Average Year-End Market Cap ($B)

[1] ROTCE is a non-GAAP financial measure; refer to Note 1 on page 113 for a further discussion of this measure. PSU peer performance reflects the average ROTCE of the group. Annual CEO pay excludes special awards with grant date fair values of $19.9mm in 2007 and $52.6mm in 2021 for the Firm, and any special awards to peer firm CEOs.

[2] TSR shows the actual return of the stock price, with dividends reinvested.

[3] Annual compensation comprises base salary, cash bonus paid and long-term incentive compensation (target value) in connection with the performance year, which may be different from amounts reported in the Summary Compensation Table. Refer to Note 1 on page 60 for further information. The percentage of profits paid is equal to three-year average annual CEO compensation divided by three-year average net income. Excludes all special awards.

On pages 45-66, we provide a more in-depth discussion of our executive compensation program.

1 How we think about pay decisions

The Firm's Business Principles and strategic framework form the basis of our OC members' strategic priorities. The CMDC references those strategic priorities and the Firm's compensation philosophy to assess OC members' performance and to determine their respective total compensation levels and pay mix. The CMDC also considers shareholder feedback and has responded by making changes to how we pay and by enhancing our disclosures.

Business Principles

The Firm's Business Principles and culture are fundamental to our success in **how** we do business over the long-term.

- Exceptional Client Service
- A Commitment to Integrity, Fairness and Responsibility
- Operational Excellence
- Great Team and Winning Culture

Strategic Framework

Guided by our Business Principles, our strategic framework provides holistic direction for the Firm and ultimately focuses on four primary strategic tenets listed below.

Each year, the Operating Committee reviews the strategic framework, which is approved by the Board. In 2022, the CMDC approved the Firm's strategic framework as the priorities of the CEO, including the 15 strategic priorities listed below.

Exceptional Client Franchises
- **Customer centric** and **easy to do business with**
- **Comprehensive** set of products and services
- Focus on **safety** and **security**
- **Powerful brands**

Unwavering Principles
- **Fortress balance sheet**
- **Risk governance** and **controls**
- **Culture** and **conduct**
- **Operational resilience**

Long-Term Shareholder Value
- Continuously **investing** in the future while maintaining **expense discipline**
- Focus on **customer experience** and **innovation**
- **Employer of choice** for top and diverse talent

Sustainable Business Practices
- Investing in and **supporting** our **communities**
- Integrating **environmental sustainability** into business and operating decisions
- Serving a **diverse** customer base
- Promoting **sound governance**

Businesses develop strategic initiatives that map to the strategic framework and are designed to reinforce the Firm's operating principles to be complete, global, diversified, and at scale. Execution of our strategy forms the basis of **what** we achieve through our current and multi-year business results.

Compensation Philosophy

Also guided by our Business Principles, the Firm's compensation philosophy is fundamental to our goals of attracting, retaining, and motivating our workforce in a competitive market. Our compensation philosophy provides the guiding principles that drive compensation-related decisions. The key tenets of our compensation philosophy are listed below.

- Paying for performance and aligning with shareholders' interests
- Encouraging a shared success culture
- Attracting and retaining top and diverse talent
- Integrating risk management and compensation
- No special perquisites and non-performance based compensation
- Maintaining strong governance
- Transparency with shareholders

Our pay practices and governance process

Our pay-for-performance compensation program is designed to align the long-term interests of our employees with those of our shareholders by emphasizing sustained value and reinforcing personal accountability. Highlighted below are pay practices that are integral to our compensation program, as well as certain pay practices that we chose not to implement.

WE ADOPT SOUND PAY PRACTICES

- ✔ **Principles-based compensation philosophy** - Guiding principles that drive compensation-related decision-making
- ✔ **Robust anti-hedging/anti-pledging provisions** - Strict prohibition on hedging and pledging of unvested awards and shares owned outright
- ✔ **Strong clawback provisions** - Comprehensive recovery provisions that enable us to cancel or reduce unvested awards and require repayment of previously awarded compensation, if appropriate
- ✔ **Pay at risk** – OC member compensation is predominantly "at-risk" and contingent on the achievement of performance goals linked to shareholder value and safety and soundness
- ✔ **Majority of variable pay is in deferred equity** - Most OC member annual variable compensation is deferred in the form of PSUs and RSUs that vest over three years[1]
- ✔ **No more special awards for the current CEO and President & COO**
- ✔ **Competitive benchmarking** – We evaluate pay levels and pay practices against relevant market data
- ✔ **Responsible use of equity** – We used less than 1% of weighted average diluted shares in 2022 for employee compensation
- ✔ **Risk, controls and conduct impact pay** - We consider material risk, controls and conduct issues and make adjustments to compensation, if appropriate
- ✔ **Strong share holding requirements** – OC members are required to retain significant portions of net shares received from awards to increase ownership over the long-term
- ✔ **Robust shareholder engagement** - Each year the Board receives feedback from our shareholders on a variety of topics, including our compensation programs and practices
- ✔ **Direct performance conditions for any rare future special awards to NEOs**

WE AVOID POOR PAY PRACTICES

- ✘ **No golden parachute agreements** - We do not provide additional payments or benefits as a result of a change-in-control event
- ✘ **No special severance** – We do not provide special severance. All employees, including OC members, participate at the same level of severance, based on years of service, capped at 52 weeks with a maximum credited salary
- ✘ **No guaranteed bonuses** - We do not provide guaranteed bonuses, except for select individuals at hire
- ✘ **No special executive benefits**
  - No private club dues or excessive tax gross-ups for benefits
  - No 401(k) Savings Plan matching contribution
  - No special health or medical benefits
  - No special pension credits

GOVERNANCE RESPONSIBILITIES OF THE CMDC

The CMDC oversees our compensation programs throughout the year, which enables the Committee to be proactive in its compensation planning to address both current and emerging developments or challenges. Key committee responsibilities related to compensation programs include:

- Periodically reviewing and approving a statement of the Firm's compensation philosophy, principles and practices
- Reviewing the Firm's compensation practices and the relationship among risk, risk management and compensation (including safety and soundness and avoiding practices that could encourage excessive risk-taking)
- Adopting pay practices and approving any necessary formulas, performance metrics or pool calculations in compliance with applicable U.S. and global regulatory, statutory or governance requirements
- Reviewing and approving overall incentive compensation pools (including equity/cash mix)
- Reviewing the business-aligned incentive compensation plan governance, design and evaluation framework
- Reviewing over multiple meetings and approving compensation for our OC and, for the CEO, making a compensation recommendation to the Board for consideration and ratification by the independent directors
- Reviewing compensation for employees who are material risk-takers identified under Federal Reserve standards ("Tier 1 employees"), U.K. and/or European Union standards ("Identified Staff") or other similar standards, collectively "Designated Employees"
- Reviewing and approving the design and terms of compensation awards, including recovery/ clawback provisions

The CMDC continues to retain the discretion to make awards and pay amounts that may not qualify as tax deductible.

[1] PSUs are also subject to a two-year hold after each vesting. The terms and conditions of compensation for OC members located in the U.K. reflect the local regulatory requirements.

Our performance assessment process starts with planning and priority-setting

The CMDC uses a disciplined pay-for-performance framework to make decisions about the compensation of our OC members, so that their compensation is commensurate with the overall performance of the Firm, their respective businesses, and their individual performance. The performance assessment process starts with strategic plans, budgets and priorities being established at those same levels, with the Board and CMDC engaging in regular discussions with the CEO and the Head of Human Resources ("HR") about individual OC members' performance throughout the year, as appropriate.

This approach (rather than determining pay levels during a single year-end process) enables the CMDC to make balanced and informed OC member pay decisions that are aligned with long-term performance against four broad dimensions, which consider short-, medium- and long-term priorities that drive sustained shareholder value.

BALANCED AND HOLISTIC APPROACH FOR ASSESSING PERFORMANCE

In determining OC compensation, the CMDC considers both progress made against long-term strategic objectives, and how that progress has been achieved. For example, consistently strong revenue, net income and ROTCE performance over the long-term are more important than any short-term fluctuations in business results.

The CMDC applies an **approximately 50% weighting** to its consideration of absolute and relative business results against the Firm's strategic objectives over multiple years, i.e. **"the what"**, and an **approximately 50% weighting** to its qualitative consideration of risk, controls & conduct, customers/clients/stakeholders, and teamwork & leadership, i.e. **"the how"**.

No single performance dimension in isolation determines total compensation; however, it is possible for a single significant shortcoming in any performance dimension to have a downward impact on variable compensation without limitation. The CMDC has historically exercised this kind of downward discretion by making significant reductions to OC member compensation related to risk & control matters – and it will continue to do so in the future if appropriate. For example, in 2012, the CMDC reduced Mr. Dimon's pay by 50% due to the "London Whale" trading incident despite the Firm achieving record earnings that year.

This assessment of performance includes considerations of ESG-related factors that comprise responsible leadership, thoughtful governance and sustainability, as illustrated in the chart below:

Business Principles			
Strategic Framework			
Balanced and holistic assessment of results against long-term strategic investments and other qualitative considerations, with significant shortcomings in any performance dimension having unlimited downward potential			
~50% weighting on **"the what"**	~50% weighting on **"the how"**		
Business Results	Risk, Controls & Conduct	Client / Customer / Stakeholder	Teamwork & Leadership
• **Drive high performance, the right way** • Fortress balance sheet • Operational resilience • Comprehensive set of products and services • Growing powerful brands • Disciplined investment in the future • Current & multi-year financial performance	• Sound governance and controls • Culture & conduct • Focus on employee safety & security, including cyber • Active management of control environment • Embedding sustainable business practices	• Focus on customer experience • Serving a diverse customer base • Customer-centric and easy to do business with • Open and transparent dialogue • Investing in and supporting our communities • Delivery on external DEI commitments • Integrating environmental sustainability into business decisions	• Creating an open, respectful, inclusive culture • Active attraction, retention, promotion and upskilling of talent • Employer of choice for top and diverse talent • Delivery on internal DEI initiatives • Partnerships with internal stakeholders
	Governance	***Environmental & Social***	***Human Capital***

The CMDC also considers other relevant factors such as market practices in their overall assessment of performance.


Overview
How we think about pay decisions
How we performed against our business strategy
How performance determined pay in 2022

Pay determination and pay mix

EVALUATING MARKET PRACTICES

In order to effectively attract, properly motivate and retain our senior executives, the CMDC periodically reviews market data relating to pay levels, pay mix and pay practices.

In evaluating market data for OC members, the CMDC benchmarks against our primary financial services peer group, which consists of large financial services companies with which the Firm directly competes for both talent and business. The following companies comprise our primary financial services peer group, which remains unchanged from last year:

- American Express
- Bank of America
- Citigroup
- Goldman Sachs
- Morgan Stanley
- Wells Fargo

Given the diversity of the Firm's businesses, the CMDC may also periodically reference the pay plans and practices of other financial services companies as well as leading large, global firms across multiple industries. The CMDC considers the size, presence, brand and reputation of the companies, and the nature and mix of their businesses in using this data. These companies include some or all of the following: 3M, Alphabet, Amazon, Apple, AT&T, Barclays, BlackRock, BNY Mellon, Boeing, Capital One Financial, Chevron, Coca-Cola, Comcast, Credit Suisse, CVS Health, Deutsche Bank, ExxonMobil, General Electric, HSBC, IBM, Johnson & Johnson, Merck, Meta, Microsoft, Oracle, PayPal, PepsiCo, Pfizer, Procter & Gamble, Raytheon, UBS, Verizon, Walmart and Walt Disney. Although these reference companies are not part of our primary financial services peer group, we believe that their practices can provide a relevant point of reference for maintaining a competitive talent and compensation program.

DISCIPLINED PROCESS TO DETERMINE TOTAL COMPENSATION

Pay level

In determining total compensation levels for individual OC members, the CMDC evaluates various pay scenarios in light of the following considerations to inform their judgment:

- Performance, based on the four broad assessment dimensions and discussed on pages 55-59
- Value of the position to the organization and shareholders over time (i.e., "value of seat")
- The example they set for others by acting with integrity and strengthening the Firm's culture
- External talent market (i.e., market data)

While market data provides the CMDC with useful information regarding our competitors, the CMDC does not target specific positioning (e.g., 50th percentile), nor does it use a formulaic approach in determining competitive pay levels. Instead, the CMDC uses a range of data as a reference, which is considered in the context of each executive's performance over a multi-year period, and the CMDC's assessment of the value the individual delivers to the Firm.

For 2022 compensation awarded to OC members, the CMDC recognized the Firm's strong, stable operating performance during the three years marked by the COVID-19 pandemic and subsequent reopening of the global economy, which introduced volatility to the Firm's reported financial performance primarily as a function of large reserve builds in 2020, followed by subsequent releases in 2021.

Pay mix

Once the CMDC determines OC members' total incentive compensation, it then establishes the appropriate pay mix between an annual cash award and long-term equity, including PSUs and RSUs.

For OC members other than the current CEO and President & COO, or any OC members based in the U.K., the CMDC continued to apply the Firm's standard cash/equity incentive mix formula to each of their 2022 incentive compensation awards. For such OC members, the CMDC determined that a 50%/50% mix of time-based RSUs and at-risk PSUs would continue to provide an appropriate balance to their equity exposure. Per the Firm's formula, the OC members were awarded 60% of their incentive compensation in long-term equity (30% in PSUs and 30% in RSUs), with the remaining 40% paid in cash.[1]

The CMDC believes that this significant weighting of pay mix to equity is aligned with the interests of shareholders by encouraging OC members to focus on the long-term success of the Firm while mitigating excessive risk-taking, and provides a competitive annual cash incentive opportunity.

[1] The CMDC has established a different pay mix for OC members in the U.K. due to local regulations for Identified Staff.


Overview
How we think about pay decisions
How we performed against our business strategy
How performance determined pay in 2022

New in 2022

In response to feedback received from shareholders, no special awards were granted to Messrs. Dimon and Pinto in 2022 and the CMDC reaffirms its commitment to shareholders that special awards will not be granted to them in the future. There are also no special awards currently under consideration for any of the Firm's other Named Executive Officers.

In addition, after considering feedback from shareholders requesting that the Board implement a limitation on the CMDC's discretion for determining the cash portion of Mr. Dimon's incentive compensation, effective for 2022 and going forward, the CMDC has introduced a policy that caps Mr. Dimon's annual cash award to not exceed 25% of his total compensation.

In light of Mr. Pinto's move to the U.S. in 2022 after being promoted to the Firm's sole President & COO, the CMDC determined to change his compensation structure to emulate that of Mr. Dimon's. Mr. Pinto's annual cash award is therefore also subject to a cap of 25% of his total compensation, with PSUs comprising 100% of the equity portion of his incentive compensation.

The cash award caps for Messrs. Dimon and Pinto provided maximum cash award opportunities of $8.6 million and $7.1 million for each respectively. These amounts are well below those that would apply under the Firm's standard cash/equity mix formula. Furthermore, despite the introduction of this new policy, the CMDC determined to not award the maximum amount allowed by their respective caps in 2022, but to maintain a lower cash award of $5 million for both Messrs. Dimon and Pinto.

The total cash compensation amount of $6.5 million awarded to each of Messrs. Dimon and Pinto in 2022 (comprised of $1.5 million salary and $5 million cash award) is significantly below the total cash amounts paid to their peers, with a larger majority of our CEO's and President & COO's compensation being awarded in at-risk PSUs vs. those of our primary peer firms.

Summary of pay elements

Our compensation program provides for an appropriate mix between base salary, cash and equity incentives that vest over time. The table below summarizes the elements of compensation for the 2022 performance year.

	% of Variable					
Elements	CEO	President & COO	Other NEOs	Description	Vesting Period	Subject to Clawback[1]
Fixed						
Salary	N/A	N/A	N/A	• Fixed portion of total pay that enables us to attract and retain talent • Only fixed source of cash compensation	• N/A	• N/A
Variable						
Cash Award	~15%	~19%	40%	• Provides a competitive annual cash award opportunity • Payout determined and awarded in the year following the performance year • Represents less than half of variable compensation	• Immediately vested	✔
RSUs	0%	0%	30%	• RSUs serve as a strong retention tool • Dividend equivalents are paid on RSUs at the time actual dividends are paid • RSUs and PSUs do not carry voting rights, and are subject to protection-based vesting and the OC stock ownership/retention policy • RSUs and PSUs provide a competitive mix of time-based and performance-conditioned equity awards that are aligned with long-term shareholder interests as the value of payout fluctuates with stock price performance	• Generally over three years: ◦ 50% after two years, with the remaining 50% after three years	✔
PSUs	~85%	~81%	30%	• PSUs reinforce accountability through objective targets based on absolute and relative ROTCE • PSU goals are the same for the entire award term • PSU payout of 0-150% is settled in shares • Dividend equivalents accrue on PSUs and are subject to the same vesting, performance and clawback provisions as the underlying PSUs	• Combined period of approximately five years prior to transferability/sale: ◦ Award cliff-vests at the end of the three-year performance period ◦ Subject to a two-year hold after vesting	✔

[1] Additional information on recovery and clawback provisions is provided on page 54.



Performance share unit program

The key features of our 2022 PSU program are substantially unchanged and are summarized below:

Plan Feature	Performance Year 2022 PSU Award Description
Vehicle	• Value of units moves with stock price during performance period; units are settled in shares at vesting.
Time Horizon	• Three-year cliff-vesting, plus an additional two-year holding period (for a combined five-year holding period). Due to local U.K. regulations, PSUs are subject to an extended seven-year vesting period commencing ratably on the third anniversary of the grant for OC members in the U.K.
Performance Measure	• The CMDC selected ROTCE, a comprehensive performance metric that measures the Firm's net income applicable to common equity as a percentage of average tangible common equity. ROTCE is used by the Firm, as well as investors and analysts, in assessing the earnings power of common shareholders' equity capital and is a useful metric for comparing the profitability of the Firm with that of competitors.
Payout Scale	• Payout under the PSU plan is calculated at the end of the three-year performance period based on absolute and relative average ROTCE[1], per the payout scale below. The use of both absolute and relative ROTCE helps promote a reasonable outcome for both shareholders and participants. For the 2022 PSU award, the CMDC set the absolute ROTCE thresholds as follows: (1) maximum payout at 18% or greater; and (2) zero payout at less than 6%.

Absolute 3-Year Average ROTCE[1]	Payout
≥18%	150%
6% to <18%	Payout by relative ROTCE Scale
<6%	0%

Relative 3-Year Average ROTCE[1]	Payout
1st Quartile	130% to 150%
2nd Quartile	90% to 120%
3rd Quartile	60% to 80%
4th Quartile	0% to 50%

Relative Rank	#1	#2	#3	#4	#5	#6	#7	#8	#9	#10	#11	#12
PSU Payout	150%	140%	130%	120%	100%	90%	80%	70%	60%	50%	40%	0%

75th | Median | 25th

Plan Feature	Performance Year 2022 PSU Award Description
PSU Peers	• In determining companies to include in the relative ROTCE scale, the CMDC selected competitors with business activities that overlap with at least 30% of the Firm's revenue mix. These are unchanged from prior years and include Bank of America, Barclays, Capital One Financial, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, Morgan Stanley, UBS and Wells Fargo.
Minimum Risk-based Hurdle	• If the Firm's common equity Tier 1 ("CET1") capital ratio[2] is less than 7.5% at any year-end, then up to one-third of unvested PSUs will be subject to downward adjustment by the CMDC for each such year. The CET1 feature was first introduced with the 2017 PSU award.
Narrow Adjustment Provision	• The CMDC may make adjustments (up or down) to maintain the intended economics of the award in light of changed circumstances (e.g., change in accounting rules/policies or changes in capital structure). The CMDC may also make additional downward adjustments in relation to PSUs granted to OC members in the U.K., including Mr. Pinto's historically granted PSUs (refer to Note 1 on page 54).

OUR PSU PROGRAM SPANS A 5-YEAR TIME HORIZON

← PSU goal is set at beginning of performance period →

Performance Year	3-Year Post-Grant Performance Period (cliff-vest)			+	2-Year Additional Hold on Fully Vested Awards	
2022	2023	2024	2025		2026	2027
Award is determined	Payout is calculated based on average ROTCE over the 3-year performance period			=	Ultimate number of units earned	

Awards subject to reduction/cancellation/clawback based on Risk, Control & Conduct features (including protection-based vesting)

[1] Average ROTCE is calculated over the three-year post-grant performance period using unadjusted reported data as set forth in public financial disclosures.
[2] The CET1 ratio is a key regulatory capital measure; refer to Additional notes, Note 1, on page 114, for additional information on this measure.

PROCESS TO DETERMINE PAYOUT

As part of the design of the PSU program, the ultimate number of PSUs paid out at vesting is determined by a pre-established formula set at the time of the award based on the Firm's absolute and relative ROTCE performance over the subsequent three years, with the value of the payout ranging from 0% to 150%, subject to risk and control features. Similar to RSUs, the value upon vesting of PSUs is also directly tied to the Firm's performance through its stock price. The CMDC believes that the PSU design continues to appropriately incentivize strong performance by our OC members, does not encourage excessive risk-taking and is aligned with long-term shareholder interests. Since PSUs were first introduced in 2015, we have received positive shareholder support for this aspect of our executive compensation program.

DETERMINING ABSOLUTE AND RELATIVE PSU PERFORMANCE GOALS

- Each year, in determining the absolute ROTCE goal and minimum ROTCE threshold for that year's PSU awards, the CMDC reviews the Firm's historical performance and a reasonable range of possible net income and capital outcomes over the next three years. For the 2022 PSU awards granted in January 2023, these outcomes were considered in the context of (among other things) the expected impacts of: the future state of markets, volatility of earnings levels, Federal Reserve tightening policies and higher inflation impact on the U.S. and global economies, global regulatory requirements and the lingering impact of COVID-19 on macroeconomic conditions, all of which affect the range of ROTCE outcomes in the medium-term.
- The CMDC calibrated the upper ROTCE goal of the 2022 PSUs, representing exceptional financial performance over the 3-year performance period, at 18% or more; and the lower ROTCE threshold, representing weak financial performance over the same period, at below 6%. To this end, the CMDC believes that it has set upper and lower absolute performance thresholds that are sufficiently rigorous compared to the Firm's current ROTCE outlook over the next 3 years.
- In setting the relative ROTCE performance goals for the 2022 PSU awards, the CMDC limited above-target payout to instances in which the Firm outperforms the majority of its competitors on a relative basis, with below-target payout occurring in instances of underperformance. Median relative performance results in 80% payout, outstanding relative performance results in a payout of 150% and requires a top ranking, and bottom relative performance pays out at 0%.

- As reflected by the chart to the right, the Firm's consistent relative outperformance of our eleven PSU peers is demonstrated in particular by the strength of our 3-year average ROTCE outperformance over the last 10 years.
- Of the 3-year performance periods for the Firm and our PSU peers in the last 10 years, only once have our PSU peers achieved ROTCE of >18%, demonstrating the rigor of our upper PSU goal.
- Our PSU peers have collectively reported 3-year average ROTCE of <6% for 35% of the time during that period, demonstrating the rigor of our lower absolute PSU threshold.

3-year average ROTCE of the Firm relative to PSU peers over the past 10 years


JPM
PSU Peers
60%
50%
40%
30%
20%
10%
0%
<6%
6-12%
12-15%
15-18%
>18%
ROTCE Range

USE OF ROTCE COMPARED TO TSR AS OUR COMPREHENSIVE PSU PERFORMANCE METRIC

- The chart on the right demonstrates that there is a strong correlation between long-term operating performance, as represented by ROTCE, and shareholder returns, as represented by TSR.
- After considering the merits of ROTCE, TSR and other performance measures, the CMDC chose to maintain ROTCE as the most appropriate and comprehensive metric for the 2022 PSU award, as it believes the PSUs should incentivize strong, long-term operating performance, which is more directly influenced by management.

Firm and PSU Peers Combined 5-year Average TSR Performance by ROTCE Quartile (2017-2021)


5-Year Avg. TSR
130%
110%
90%
70%
50%
30%
10%
-10%
-30%
Bottom
(2% avg. ROTCE)
Third
(8% avg. ROTCE)
Second
(13% avg. ROTCE)
Top
(15% avg. ROTCE)
5-Year Avg. ROTCE Quartile

PSUS AWARDED FOR PERFORMANCE YEARS 2019, 2020, AND 2021

- The Firm reported ROTCE of 14%, 23%, and 18% in 2020, 2021, and 2022 respectively, resulting in a 3-year average ROTCE of 18%, outperforming the absolute threshold for the 2019 PSU awards granted in January 2020. On March 25, 2023, the 2019 PSU awards vested at 150%. For the 2020 and 2021 PSU awards, the payout will be calculated once the performance period ends on December 31, 2023 and December 31, 2024 respectively, based on the Firm's absolute and relative three-year average ROTCE performance.

Strong ownership & accountability provisions

STOCK OWNERSHIP GUIDELINE AND RETENTION REQUIREMENTS

The CMDC believes it is important to align the interests of the OC members with those of our shareholders. To meet this objective, OC members are subject to a stock ownership guideline and retention policy.

While on the Operating Committee, each member is required to accumulate either:

- A minimum of between 200,000 and 400,000 shares (1 million shares for the CEO); or
- A minimum fixed dollar value of shares of between $10 million and $30 million ($75 million for the CEO).

Shares credited for purposes of satisfying the above ownership levels include shares owned outright, as well as 50% of unvested RSUs and PSUs, but do not include stock appreciation rights ("SARs") or stock options.

The stock ownership guideline must be met within six years of the later of the effective date of the policy or appointment to the Operating Committee. If the stock ownership guidelines are subsequently increased, the higher ownership guideline must be satisfied within six years of such revision, unless otherwise determined by the CEO and CMDC.

Prior to reaching their designated share ownership guideline, OC members are required to retain 75% of all net shares received from equity awards granted after they join the Operating Committee. Once they have met their ownership guideline, the policy requires OC members to continue retaining 50% of all net shares received from awards (75% for the CEO) as summarized below:

Retention Requirement	
Before Guideline Met	After Guideline Met
75% of net shares until stock ownership guideline is met	50% of net shares for the duration of their service on the Operating Committee *(75% for the CEO)*

Because OC members are required to continue accumulating shares even after having met their share ownership guideline, the resulting increase of share ownership over time further strengthens their interests with those of our shareholders. Since he became CEO, Mr. Dimon has acquired a substantial amount of stock through compensation and purchases on the open market, but has never sold a share to date.

ANTI-HEDGING/ANTI-PLEDGING PROVISIONS

All employees are prohibited from hedging or pledging unvested RSUs and PSUs, and unexercised stock appreciation rights or stock options. In addition:

- Hedging any shares owned outright or through deferred compensation by an OC member is prohibited
- Shares held directly by an OC or Board member may not be held in margin accounts or otherwise pledged

For information on the hedging/pledging restrictions applicable to our directors, please see "Director compensation" on pages 32 and 33.

INTEGRATING RISK WITH COMPENSATION

The CMDC holds an annual joint session with the Risk Committee to review Firmwide HR and compensation practices, including:

- How we integrate risk, controls and conduct considerations into key HR practices including performance development, compensation, promotion and succession planning
- Compensation features and elements designed to discourage imprudent risk-taking (e.g., multi-year vesting, clawbacks, prohibition on hedging, etc.)
- Annual incentive pool processes for LOBs and functions
- Regulatory updates which have impacted or may impact HR practices in the future

The committees are also provided with information on our performance development process, a summary of risk, controls and conduct feedback, and updates regarding HR Control Forum issues.

STRONG ACCOUNTABILITY AND RECOVERY PROVISIONS

Our executive compensation program is designed to hold executives accountable, when appropriate, for meaningful actions or issues that negatively impact business performance or the Firm's reputation in current or future years.

Issues that may warrant recovery determinations can be raised at any time, including in HR Control Forums, annual assessments of employee performance and when Designated Employees resign or their employment is terminated by the Firm. Under the Firm's process to govern these determinations:

- We have established a process for reviewing compensation or other employee actions following a determination that the cause and materiality of a risk-related loss, issue or other set of facts and circumstances warrants such a review of accountability for actual or potential misconduct.
- The CMDC is responsible for determinations involving OC members (determinations involving the CEO are subject to ratification by independent members of the Board). The Firm has a framework that identifies and assesses employee risk and drives consistent management decisions and discipline. For more material risk and control issues, the HR Control Forum process described on the following page explains how issues are reviewed and impacts are recommended.

HOLDING INDIVIDUALS ACCOUNTABLE

To hold individuals responsible for taking risks inconsistent with the Firm's risk appetite and to discourage future imprudent behavior, the Firm has policies and procedures that enable it to take timely and proportionate actions with respect to accountable individuals, including:

I. Reduce or altogether eliminate annual incentive compensation;
II. Cancel unvested awards (in full or in part);
III. Clawback/Recover previously paid incentive compensation (cash and/or equity);
IV. Demotion, negative performance rating or other appropriate employment actions; and
V. Termination of employment.

The Firm has a framework in place that provides for recommended impacts to drive consistency. However, the precise actions we take with respect to accountable individuals, which may also include coaching and training in addition to the above, are based on the relevant circumstances, including the nature of their involvement, the magnitude of the event and the impact on the Firm.

SUMMARY OF REASONS FOR CANCELLATIONS & CLAWBACKS

Trigger	Vested	Unvested
Restatement	✓	✓
Misconduct	✓	✓
Risk-related	✓	✓
Protection-based		✓

CLAWBACK DISCLOSURE

During 2022, we did not take any action to recover or clawback any incentive compensation from the OC members or Firmwide Controller.

RISK, CONTROLS & CONDUCT REVIEW PROCESS

A summary of the review processes we maintain to evaluate and provide feedback on risk, controls and conduct matters and to identify individuals who may be subject to remedial actions such as impacts to performance assessment, additional training, compensation and/or termination is provided below:

1 Enhanced performance reviews

- Employees in roles which could expose the Firm to greater risks (including OC and other Designated Employees) are subject to a more disciplined evaluation process, including certain compensation terms and conditions as a mechanism to balance the greater risk
- This enhanced performance process is used by managers to help assess whether these employees are meeting our expectations through formal Risk & Control feedback from Control Function partners and additional Risk & Controls reports
- All other employees are evaluated by their managers against the Firm's four performance dimensions, which include the Risk, Controls & Conduct dimension

OC member self-assessments are shared with the Board

2 Employee conduct matters

- We have an enterprise-wide framework to assess employee conduct-related matters, and we review trends that may expose the Firm to material financial, reputational, compliance and other operating risks
- Actual or potential misconduct for matters that create material risk and control concerns are escalated to our HR Control Forum process, as described below

Escalation by Control Committees and other sources

▼

LOB, function, and regional HR Control Forums

▼▲

Firmwide HR Control Forum reviews outputs from and provides feedback to LOB/function/regional forums and provides constructive challenge

Compensation & Management Development Committee

- The CMDC reviews a summary of outcomes of HR Control Forums, including those that may have resulted in incentive compensation impacts

3 Designated Employees exit reviews

Certain Designated Employees are subject to an enhanced exit process prior to separating from the Firm to determine the circumstances surrounding the employee's termination, including seeking feedback from senior Control Function employees to see if they are associated with any known or potential emerging risk, controls and conduct issues that may warrant current or potential future monitoring for forfeiture or clawback of an award

CLAWBACK/RECOVERY PROVISIONS

We maintain clawback/recovery provisions on both cash incentives and equity awards which enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. While incentive awards are intended and expected to vest according to their terms, the Firm's strong recovery provisions permit recovery of incentive compensation awards in appropriate circumstances.

The following table provides details on the clawback provisions that apply to our OC members and the Firmwide Controller. The Firm will adopt any necessary amendments to comply with the listing standards as required by Dodd-Frank Rule 10D-1.

EQUITY CLAWBACK REVIEW PROVISIONS[1]

Category	Trigger	Award Type	
		Vested	Unvested
Restatement	• In the event of a **material restatement of the Firm's financial results** for the relevant period • This provision also **applies to cash incentives**	✓	✓
Misconduct	• If the employee engaged in **conduct detrimental** to the Firm that causes material financial or reputational harm to the Firm, or engaged in knowing and willful misconduct related to employment	✓	✓
	• If the award was based on **material misrepresentation** by the employee	✓	✓
	• If the employee is **terminated for cause**	✓	✓
Risk-related and Other	• If the employee improperly or with gross negligence **failed to identify, raise or assess,** in a timely manner and as reasonably expected, issues and/or concerns with respect to **risks material to the Firm**	✓	✓
	• If the award was based on **materially inaccurate performance metrics**, whether or not the employee was responsible for the inaccuracy	✓	✓
Protection-Based Vesting[2]	• If **performance in relation to the priorities** for their position, or the Firm's performance in relation to the priorities for which they share responsibility as a member of the Operating Committee, **has been unsatisfactory for a sustained period of time**		✓
	• If awards granted to participants in a LOB for which the Operating Committee member exercised responsibility were in whole or in part cancelled because the LOB **did not meet its annual LOB financial threshold**		✓
	• If, for any one calendar year during the vesting period, **pre-tax pre-provision income is negative**, as reported by the Firm		✓
	• If, for the three calendar years preceding the third year vesting date, the **Firm does not meet a 15% cumulative ROTCE**		✓

INDEPENDENT COMPENSATION CONSULTANT

During the second half of 2022, the CMDC retained Semler Brossy, an independent compensation consultant, who provided input on our performance assessment process, compensation program, and market expectation as a result of the 2022 Say on Pay vote. The CMDC recognized the importance of responding to shareholder feedback, and determined that seeking the input of an independent compensation consulting firm that is well-qualified to provide advice was appropriate. The independent compensation consultant did not determine or recommend the amount or form of compensation granted to our NEOs for the 2022 performance year.

The Consultant solely served the independent members of the Board and the CMDC, not the Firm; the CMDC determined that Semler Brossy had no conflicts of interest in providing services to the Committee and was independent under the factors set forth in the NYSE rules for compensation committee advisors.

1 Since 2015, the Firm has maintained a local Malus and Clawback Policy in accordance with E.U. and U.K. regulations which operates in addition to the recovery provisions in the table above. Under the policy, the Firm is able to cancel and/or recover incentive compensation for relevant Identified Staff (including Mr. Pinto's prior awards granted when he was in the U.K.) in certain circumstances for a minimum period of seven years following the date of the award.

2 Provisions apply to PSUs, RSUs and SARs granted to the Operating Committee and may result in cancellation of up to a total of 50% of the award. For the SARs granted to Messrs. Dimon and Pinto in 2021, the cumulative ROTCE threshold is 20% for the four calendar years preceding the fifth-year exercisable dates.

2 How we performed against our business strategy

We continued to deliver strong multi-year financial performance, invest in our future, strengthen our risk and control environment, and reinforce our culture and values, including our long-standing commitment to serve our customers, employees and communities, and conduct business in a responsible way to drive inclusive growth.

In assessing the Firm's performance in 2022, the CMDC considered the following factors in the context of the Firm's Business Principles and strategic framework:

Business Results | Risk, Controls & Conduct | Client / Customer / Stakeholder | Teamwork & Leadership

Business Results

2022 KEY HIGHLIGHTS

The Firm continued to build upon its strong momentum from prior years amid challenging market conditions, reflecting the diversity and durability of our products and services, as well as long-term strategic investments made in our businesses. In 2022, the Firm reported revenue of $128.7 billion and managed revenue[1,2] of $132.3 billion, which was a record for the 5th consecutive year, reported pre-tax income of $46.2 billion and managed pre-tax income[1,2] of $49.7 billion and net income of $37.7 billion, or $12.09 per share, with ROE of 14% and ROTCE[2] of 18%, while returning $13.2 billion of capital to shareholders (including common dividends and net share repurchases). We gained market share in our businesses, demonstrated strong expense discipline while continuing to invest into our businesses, continued to achieve high customer satisfaction scores, and maintained a fortress balance sheet.

JPMORGAN CHASE & CO.

REVENUE		PRE-TAX INCOME			NET INCOME	ROE	ROTCE[2]
$128.7B	$132.3B	$46.2B	$49.7B	$53.3B	$37.7B	14%	18%
REPORTED	MANAGED[1,2]	REPORTED	MANAGED[1,2]	EX. LLR[1,2]			

EPS	BVPS	TBVPS[2]	MARKET CAPITALIZATION	NET CAPITAL DISTRIBUTIONS[3]
$12.09	$90.29	$73.12	$393.5B	$13.2B

CONSUMER & COMMUNITY BANKING

REVENUE[1]	PRE-TAX INCOME ex. LLR[1,2]	NET INCOME	ROE
$55.0B	$20.9B	$14.9B	29%

- #1 market share in U.S. retail deposits[4]
- #1 market share in Card, based on U.S. sales and outstandings
- #1 primary bank for U.S. small businesses
- #1 digital banking platform[4]

CORPORATE & INVESTMENT BANK

REVENUE[1]	PRE-TAX INCOME[1,2]	NET INCOME	ROE
$47.9B	$19.7B	$15.0B	14%

- #1 in IB fees for 14 consecutive years, with 8.0% wallet share[5]
- #1 in Markets revenue[5]
- #1 in USD payments volume
- #2 custodian globally as measured by assets under custody of $28.6 trillion

COMMERCIAL BANKING

REVENUE[1]	PRE-TAX INCOME ex. LLR[1,2]	NET INCOME	ROE
$11.5B	$6.7B	$4.2B	16%

- Record revenues overall and in MMBSI of $5.1 billion, CCBSI of $3.9 billion and CRE of $2.5 billion
- Record average loans of $223.7 billion (up 9%)
- Strong credit performance with a net charge-off ratio of 4bps

ASSET & WEALTH MANAGEMENT

REVENUE[1]	PRE-TAX INCOME[1,2]	NET INCOME	ROE
$17.7B	$5.8B	$4.4B	25%

- Pre-tax margin of 33%
- Long-term AUM flows of $47 billion, maintaining top 3 rank in Client Asset Flows
- Record average deposits of $261.5 billion (up 14%); record average loans of $215.6 billion (up 9%)

EXCEPTIONAL CLIENT FRANCHISES
LONG-TERM SHAREHOLDER VALUE

UNWAVERING PRINCIPLES
SUSTAINABLE BUSINESS PRACTICES

1 The Firm reviews the results of the Firm and the lines of business on a managed basis. Refer to Note 2, on page 113 for a definition of managed basis.
2 Managed Revenue, Managed Pre-Tax Income, ROTCE, Pre-Tax Income (ex. LLR), ROTCE and TBVPS are each non-GAAP financial measures; refer to Notes 1 and 2 on page 113 for a further discussion of these measures.
3 Reflects common dividends and common stock repurchases, net of common stock issues to employees.
4 Refer to Notes 2 and 3 on page 64.
5 Refer to Notes 2 and 3 on page 62.


Overview
How we think about pay decisions
How we performed against our business strategy
How performance determined pay in 2022

Risk, Controls & Conduct

Risk management is an inherent part of the Firm's business activities, and we believe a strong control environment is fundamental to the success of the Firm. The Firm manages its business and the associated risks in a manner that balances serving the interests of its clients, customers and shareholders, and protecting the safety and soundness of the Firm. We continue to invest in strengthening our controls and infrastructure, including those related to health and safety and improving how we service our customers and clients. Additionally, as digital solutions play an ever-larger role in financial services and the economy as a whole, the risk of cyberattacks and other threats to information security continues to evolve and grow, and we continue to invest in enhancing our cyber defense capabilities.

CYBERSECURITY AND DATA PRIVACY

Cybersecurity risk is an important and continuously evolving focus for the Firm, and significant resources are devoted to protecting and enhancing the security of computer systems, software, networks and other technology assets. The Firm's security efforts are designed to protect against, among other things, cyberattacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage. The Firm continues to strengthen its partnerships with the appropriate government and law enforcement agencies and other businesses in order to understand the full spectrum of cybersecurity risks in the operating environment, enhance defenses and improve resiliency against cybersecurity threats.

As a global financial institution, the Firm collects, processes, uses, shares and dispositions significant quantities of personal and financial information every day, and follows processes to manage that data in accordance with the laws, rules and regulations of the countries in which it operates. The Firm continues to take a multi-faceted approach to addressing privacy and data protection risks, which are key components of the Firm's global data risk management program, through enhanced governance, automation and controls covering all stages of the data lifecycle.

CONTINUED FOCUS ON CULTURE AND CONDUCT RISK MANAGEMENT

We continue to reinforce our culture and remain focused on managing employee conduct. Our "How We Do Business" principles are embedded throughout the employee lifecycle, starting with the onboarding process and extending to ongoing training, compensation, promoting and rewarding employees; and our performance development and compensation processes are designed to hold employees accountable for their conduct, where appropriate.

We strive to clearly and frequently communicate our expectations that all employee conduct must adhere to the highest ethical standards encompassed by our Business Principles, including through town hall meetings and senior leadership messages, business conduct training, and by including culture and conduct related questions in our employee listening and engagement surveys.

The Firm endeavors to promote a culture of respect that allows every employee to feel safe and empowered at work. To that end, the Firm has in place employee training and protocols for preventing, reporting and addressing sexual, discriminatory or other misconduct and prohibits retaliation against an individual because the person reported a concern or assisted with any inquiry or investigation. We have continued to make enhancements to current listening strategies that enable the Firm to more effectively measure how employees are experiencing the company. In addition, we continued to enhance our accountability framework for senior managers to further strengthen our approach to incorporate diversity, equity and inclusion priorities and progress into the way we do business as well as reinforce senior management oversight.

We remain focused on our anti-harassment, anti-racism and culture of respect efforts across the company and continue to take a holistic approach to reinforce our culture by increasing awareness and education through engagement, communication and training while adhering to policy and regulatory requirements. Managers are expected to drive culture activities and initiatives that are consistent with our Business Principles and to escalate issues when appropriate. Our Code of Conduct and Culture of Respect training is a requirement regularly assigned to all active employees.

The actual or potential misconduct of individuals involved in matters that create material risk and control concerns is escalated and reviewed through the HR Control Forum process, discussed on page 53.


Overview
How we think about pay decisions
How we performed against our business strategy
How performance determined pay in 2022

Client / Customer / Stakeholder

Our performance reflects our ongoing commitment to invest in our employees and businesses, further strengthen the market leadership of our franchises, generate long-term value for our shareholders, and help strengthen the broader economy. The Firm continued to serve our clients and customers amid growing geopolitical tensions and the lingering impacts of COVID-19, and continued to invest in our communities, making further progress on our longer-term commitment to advance racial equity and drive inclusive economic growth.

The Firm's future success rests on our commitment to deliver value to our customers in meeting or exceeding expectations; deal fairly and ethically with our suppliers as good partners to help us meet our missions; support the communities in which we work; and protect the environment by enhancing sustainable practices across our businesses.

ENHANCING OUR CUSTOMER AND CLIENT EXPERIENCE

Exceptional Client Service is one of our Business Principles. We strive to deliver value by offering our customers and clients choice, through a full set of products and services; security through processes designed to protect their data and transactions; ease of doing business in a fast and simple way; personalization through tailored customer solutions and integrated experiences; and continued investments in technology. Our LOBs are able to leverage the unique scale advantage of our Firm in order to benefit our customers and clients. For more information about our lines of businesses, please see our 2022 Form 10-K.

INVESTING IN OUR COMMUNITIES

We endeavor to help build a sustainable and inclusive global economy and advance racial equity for our employees, customers, clients and communities. Highlights of our work include:

- **Sustainable Development Target**: Building off prior initiatives, in 2021, we set a Sustainable Development Target to finance and facilitate $2.5 trillion by the end of 2030 to advance long-term solutions that address climate change and contribute to sustainable development across three objectives:
  - Green: Aiming to drive climate action, clean energy, and sustainable resource management, with a focus on accelerating the deployment of solutions for cleaner sources of energy and facilitating the transition to a low-carbon economy. We are targeting $1 trillion toward this area by the end of 2030.
  - Development Finance: Working to support socioeconomic development in emerging economies, with a focus on mobilizing capital to advance the United Nations Sustainable Development Goals (SDGs).
  - Community Development: Striving to advance economic inclusion in developed markets, with a focus in the U.S. on Low-to-Moderate Income (LMI) individuals and communities and closing the racial wealth gap among Black, Hispanic and Latino individuals and communities. This includes many of the actions we are taking as part of our Racial Equity Commitment.
- **Driving inclusive economic growth:** The Firm continues to apply its business, philanthropic and policy expertise, sustainable business practices, data, capital and global presence to advance solutions that create economic opportunities for our customers, employees and the communities we serve. Our efforts focus on the areas where our business and expertise can drive long-term impact: careers and skills, business growth and entrepreneurship, community development, financial health and wealth creation as well as environmental sustainability.
- **Advancing racial equity:** By the end of 2022, we reported nearly $29 billion of progress toward our $30 billion Racial Equity Commitment to help close the racial wealth gap among Black, Hispanic, Latino and underserved customers and communities.


Overview
How we think about pay decisions
How we performed against our business strategy
How performance determined pay in 2022

Teamwork & Leadership

Our employees' effectiveness, career development and ability to adapt to a changing landscape enables continued delivery of sustained shareholder value. In order to attract and retain the highest quality talent, we develop key talent and succession plans, invest in Firmwide diversity, equity and inclusion initiatives, and provide well-paid jobs with strong benefits and wellness programs.

SUCCESSION PLANNING

Succession planning is a priority for the Board and the Firm's senior leadership, with the objective of having a pipeline of top and diverse executives who lead inclusively for today and the future. We have implemented a disciplined executive talent management and succession planning process that includes LOBs and Functions holding talent review discussions within their management teams and identifying potential successors for key leadership roles.

One of the Board's top priorities is succession planning for Mr. Dimon, which entails enabling an orderly CEO transition to take place in the medium-term. As part of this succession plan, the Board has developed, and will continue to develop, several Operating Committee members who are well-known to shareholders as strong potential candidates to succeed Mr. Dimon. Should the need arise in the near-term, the Board views Mr. Pinto as a key executive who is immediately ready to step into the role of sole CEO. Mr. Pinto's exceptional leadership capabilities are well-known to our shareholders and he has previously served as co-CEO of the Firm during Mr. Dimon's unplanned absence in 2020 due to prior unforeseen circumstances. The Board has well-developed processes in place to support proper governance. This includes the CMDC regularly reviewing the succession plan for the CEO and the Lead Independent Director regularly leading succession discussions with the non-executive directors of the Board. The CMDC also reviews the succession plan for members of the Operating Committee other than the CEO, which is also discussed by the full Board of Directors. This is in addition to Board discussions of talent management, which occur frequently throughout the year.

Below our Operating Committee level, the Firm continues to focus on our leadership pipeline through enhanced data and reporting capabilities to drive manager excellence and accountability in processes, including our mobility and promotion pipeline from Executive Director to Managing Director.

DIVERSITY, EQUITY AND INCLUSION

Promoting diversity, equity and inclusion is important to the work we do. We are committed to maintaining a culture of respect and inclusion and believe that all individuals should have the opportunity to succeed. We believe a diverse and inclusive environment fosters innovation, creativity and productivity, which is critical to our long-term success. We are committed to hiring and retaining employees from all races, ethnicities, genders, sexual orientations, abilities, backgrounds, experiences and locations.

We are focused on being an employer of choice for all talent, where employees feel like they belong. As a firm, we strive to embed diversity, inclusion and accessibility into the way we do business every day. While we are proud of the industry recognition our Firm and leaders have received, we continue to be intentional about investing in women; Black, Hispanic and Latino, Asian, Pacific Islander and LGBTQ+ communities; individuals with disabilities; and veterans.

We continue to invest significant time and resources toward executing diversity, equity and inclusion best practices firmwide. An important part of these efforts includes the Firm's Business Resource Groups ("BRGs"), which are groups of employees who support the Firm's DEI strategies by leveraging the unique perspectives of their members. In addition to the BRGs, the Firm has global DEI Centers of Excellence that play an important role in supporting our commitments to advance racial equity, create lasting impact in communities, and strengthen the Firm's inclusive culture.

Executing on our DEI commitments requires promoting accountability across our Firm. Our Accountability Framework, which we continue to enhance over time since its launch in 2020, is used to evaluate senior leaders, including OC members, on behaviors, practices and progress toward representation goals related to the Firm's DEI priorities, and to incorporate that into year-end performance and compensation assessments.


Overview
How we think about pay decisions
How we performed against our business strategy
How performance determined pay in 2022

EMPLOYEE GROWTH

We are dedicated to a culture that enables employees and leaders to grow and succeed throughout their careers while encouraging them to uphold a standard of excellence. To do so, we make substantial investments in learning content, tools and training programs to help employees build their knowledge, skills and experience, and to guide their career advancement. In 2022, we continued to deliver development and training programs to our employees by using virtual learning and creating content to support our employees.

WELL-BEING AND WORK LIFE BALANCE

We are committed to providing programs and policies that support the needs of our employees and their families. We continually invest in and explore ways to improve health outcomes and strengthen our benefits offerings. We offer an extensive benefits and wellness package to employees and their families, including healthcare coverage, retirement benefits, life and disability insurance, on-site health and wellness centers, employee assistance programs, competitive vacation and leave policies, backup child care arrangements, tuition reimbursement programs, counseling and resources related to mental health, and financial coaching.

Highlights from 2022 include:

- **Health Programs:** In 2022, the Firm covered approximately $1.4 billion in medical costs for U.S. employees and their families, and enhanced U.S. benefits for LGBTQ+ employees and family members
- **Supporting Families:** The Firm provides family building assistance to help U.S. employees with the high costs of adoption, surrogacy and fertility expenses, and is enhancing paid time off for employees to handle personal and family needs
- **Financial Health:** The Firm offers a wide range of benefits and programs to help employees with their financial health, including educational sessions, financial wellness assessments and one-on-one financial coaching

3

How performance determined pay in 2022

CEO pay is strongly aligned to the Firm's short-, medium- and long-term performance, with approximately 85% of the CEO's variable pay deferred into equity, of which 100% is in at-risk PSUs for both our CEO and our President & COO. Other NEO pay is also strongly aligned to Firm and LOB performance, with a majority of variable pay deferred into equity, of which 50% is in at-risk PSUs.

The table below sets forth salary and incentive compensation awarded to our NEOs for 2022 performance. The pages that follow summarize the performance of individual NEOs that drove the CMDC's 2022 pay decisions.

NEO annual compensation table

		Annual Compensation (For Performance Year)				
			Incentive Compensation			
Name and principal position	Year	Salary	Cash	RSUs	PSUs[1]	Total
James Dimon[2] Chairman and Chief Executive Officer	**2022**	**$ 1,500,000**	**$ 5,000,000**	**$ —**	**$ 28,000,000**	**$ 34,500,000**
	2021	1,500,000	5,000,000	—	28,000,000	34,500,000
	2020	1,500,000	5,000,000	—	25,000,000	31,500,000
Daniel Pinto[2,3] President and Chief Operating Officer; Chief Executive Officer Corporate & Investment Bank	**2022**	**1,500,000**	**5,000,000**	**—**	**22,000,000**	**28,500,000**
	2021	9,055,948	—	9,722,026	9,722,026	28,500,000
	2020	8,240,290	—	8,129,855	8,129,855	24,500,000
Mary Callahan Erdoes[4] Chief Executive Officer Asset & Wealth Management	**2022**	**750,000**	**9,900,000**	**7,425,000**	**7,425,000**	**25,500,000**
	2021	750,000	7,900,000	5,925,000	5,925,000	20,500,000
	2020	750,000	8,100,000	6,075,000	6,075,000	21,000,000
Marianne Lake[5] Co-Chief Executive Officer Consumer & Community Banking	**2022**	**750,000**	**6,700,000**	**5,025,000**	**5,025,000**	**17,500,000**
Jennifer Piepszak[6] Co-Chief Executive Officer Consumer & Community Banking	**2022**	**750,000**	**6,700,000**	**5,025,000**	**5,025,000**	**17,500,000**
	2021	750,000	6,300,000	4,725,000	4,725,000	16,500,000
	2020	750,000	4,500,000	3,375,000	3,375,000	12,000,000
Jeremy Barnum[7] Chief Financial Officer	**2022**	**750,000**	**4,500,000**	**3,375,000**	**3,375,000**	**12,000,000**
	2021	693,750	3,722,500	2,791,875	2,791,875	10,000,000

1 Reflects the grant date fair value. Actual amounts of PSUs received by NEOs upon vesting may range from 0% to 150% of the target shares (excluding accrued dividends), depending upon the Firm's performance.

2 In 2021, the Board and CMDC granted one-time special awards of SARs to Messrs. Dimon and Pinto, which are not reflected in the table above because they were not part of regular annual compensation. Refer to the Summary Compensation Table on page 68 for further information.

3 Mr. Pinto's 2022 salary of $1,500,000 includes a fee of £100,000 for his service on the J.P. Morgan Securities plc Board. In 2021 and 2020, he received a salary of £475,000 and a fixed allowance paid in British pound sterling of $8,400,000 and $7,635,000 respectively, in accordance with local regulations.

4 Ms. Erdoes's 2021 incentive compensation included a significant reduction related to internal, SEC and CFTC investigations into the Firm's compliance with certain record preservation requirements.

5 Ms. Lake was not a NEO in 2020 or 2021.

6 Ms. Piepszak was included as a NEO in the 2020 and 2021 Proxy Statements due to her role as CFO. She is voluntarily disclosed as a NEO in this year's Proxy Statement due to her role as Co-CEO of CCB, which she shares with Ms. Lake.

7 Mr. Barnum was not a NEO in 2020.

INTERPRETING 2022 NEO COMPENSATION

The table above is presented to show how the CMDC and Board viewed compensation awarded for 2022 performance. It differs from how compensation is reported in the "Summary Compensation Table" ("SCT") on page 68, which is required by the SEC, and is not intended as a substitute for the SCT. There are two principal differences between the SCT and the table above:

1. The Firm grants both cash and equity incentive compensation after a performance year is completed. In both the table above and the SCT, cash incentive compensation paid in 2023 for 2022 performance is shown as 2022 compensation. In the table above, the equity awards (RSUs and PSUs) granted in 2023 for 2022 performance are shown as 2022 compensation. In contrast, the SCT reports the value of equity awards in the year in which they are granted. As a result, awards granted in 2022 for 2021 performance are shown in the SCT as 2022 compensation.
2. The SCT reports the change in pension value and nonqualified deferred compensation and all other compensation. These amounts are not shown in the table above.

2022 CEO annual compensation is aligned with multi-year performance

James Dimon

CHAIRMAN & CHIEF EXECUTIVE OFFICER

In determining Mr. Dimon's compensation, independent members of the Board considered his exemplary leadership and achievements across the Firm's four broad performance dimensions. The Board continues to recognize that the Firm is in a uniquely fortunate position to be led by such a highly talented and experienced executive who continues to grow the company, maintain market leadership positions, strengthen the Firm's reputation, invest at the cutting edge in opportunities for the future, promote diversity and best practices, manage risk, and develop great leaders, while also maintaining his focus on the Firm's clients.


2022
COMPENSATION
$34.5M
Salary $1.5M
Variable Pay $33M
Cash Award $5M
PSU $28M

CEO PERFORMANCE DASHBOARD

~50% ASSESSED ON "WHAT" (BUSINESS RESULTS AGAINST LONG-TERM STRATEGIC INVESTMENTS)

Business Results

Assessment of Performance

2022 financial performance highlights

- Record revenue[1] of $132.3 billion
- Pre-tax income ex. LLR[1,2] of $53.3 billion
- Net Income of $37.7 billion
- EPS of $12.09
- BVPS of $90.29, TBVPS of $73.12[2]
- ROE of 14%, ROTCE[2] of 18%
- CCB: #1 in U.S. retail deposit market share
- CIB: #1 in Total Markets and global IB fees
- CB: #1 multifamily lender
- AWM: Best Private Bank in the World


CEO Pay ($M)
JPM ROTCE (%)
PSU Peer Average ROTCE (%)
ROTCE %
$M
35% 30% 25% 20% 15% 10% 5% 0% -5%
$35.0 $30.0 $25.0 $20.0 $15.0 $10.0 $5.0 $0.0
$22.0 $27.0 $30.0 $1.0 $15.2 $23.0 $23.0 $11.5 $20.0 $20.0 $27.0 $28.0 $29.5 $31.0 $31.5 $31.5 $34.5 $34.5
Annual CEO Pay Rank
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
4 3 2 4 3 1 2 5 3 4 2 1 1 1 1 2 3 1

Since Mr. Dimon became CEO, the Firm's annual ROTCE has consistently outperformed that of our PSU peers, while Mr. Dimon's annual pay ranking only averages between 2nd and 3rd place vs. our primary peers[3]

Progress against our Strategic Framework

Exceptional Client Franchises	• CCB achieved year-over-year net promoter score improvements across most of its businesses • CIB maintained strong market share while making investments to meet clients' evolving needs • CB extended over $19 billion in credit[4] to vital institutions like hospitals, local governments, schools • AWM continued to provide greater value to clients through products, including Morgan Money
Unwavering Principles	• Fortified our balance sheet with $1.7 trillion in liquid assets; $3.7 trillion in total assets • Continued to more efficiently address risk and controls while improving client and customer experience
Long-Term Shareholder Value	• Acquisitions of Renovite Technologies, Viva Wallet, and VW Pay (payments technologies) & Global Shares (share plan management) • Continued investment in technology, including $2.2 billion on new cloud-based data centers and modernization of infrastructure and developer tools

Sustainable Business Practices	• As of year-end 2022:
	  ◦ Financed and facilitated $482 billion of our $2.5 trillion Sustainable Development Target
	  ◦ Reported nearly $29 billion of progress toward our $30 billion Racial Equity Commitment

~50% ASSESSED ON "HOW" (QUALITATIVE CONSIDERATIONS)

Risk, Controls & Conduct	• Continued to focus on:
	  ◦ Investing significantly in our cyber defense capabilities and strengthening partnerships with government and law enforcement agencies to enhance our defenses
	  ◦ Addressing privacy and data protection risks through enhanced governance, automation and controls
	  ◦ Reinforcing our Business Principles to the highest ethical standards through senior leadership communication, training and employee engagement

Client / Customer / Stakeholder	• Continued to put our customers first by building products and services that deliver value, including enhancing the digital experience and ease of doing business in a fast and simple way • Uplifted our communities to help build a sustainable and inclusive global economy, and advanced racial equity for our employees, customers, clients and communities
Teamwork & Leadership	• Continued execution of a long-term succession planning strategy for the Firm's senior leadership, with the objective of maintaining a pipeline of top and diverse executives to lead for today and the future • Fostered a culture of respect and inclusion to promote innovation, creativity and productivity, enabling leaders and their teams to grow and succeed • Enhanced programs and policies that support the needs of our employees and their families, by investing in ways to improve health outcomes

1 The Firm reviews the results of the lines of business on a managed basis. Refer to Note 2, on page 113 for a definition of managed basis.
2 Pre-Tax Income (ex. LLR), TBVPS and ROTCE are non-GAAP financial measures. Refer to Note 1 on page 113 for further discussion on these measures.
3 Refer to Note 1 on page 44 for additional information.
4 Includes new credit commitment originations and existing credit commitments that experienced a major modification during 2022.


Overview
How we think about pay decisions
How we performed against our business strategy
How performance determined pay in 2022

2022 NEO pay-for-performance dashboards

The following pages are summaries of our NEOs' achievements against the Firm's four broad performance dimensions, and progress against the Firm's Strategic Framework.

Daniel Pinto

PRESIDENT & COO; CEO: CORPORATE & INVESTMENT BANK

Mr. Pinto became sole President and Chief Operating Officer in January 2022, after serving as Co-President and Co-Chief Operating Officer of the Firm from January 2018, in addition to serving as CEO of the CIB since March 2014. Mr. Pinto previously served as Co-CEO of the CIB since 2012.


2022
COMPENSATION
$28.5M
Salary $1.5M
Variable Pay $27M
Cash Award $5M
PSU $22M

PERFORMANCE DASHBOARD

~50% ASSESSED ON "WHAT" (BUSINESS RESULTS AGAINST LONG-TERM STRATEGIC INVESTMENTS)

Business Results

Assessment of Performance

- CIB achieved net income of $15.0 billion on revenue[1] of $47.9 billion, with an ROE of 14%
- IB fees of $6.9 billion, down 48%, following record performance in 2021; revenues in Payments of $7.4 billion, Fixed Income of $18.6 billion, and Equities $10.4 billion, up 18%, 10%, and down 2%, respectively
- Ranked #1 in global IB fees for the 14th consecutive year with wallet share of 8.0%[2]
- Ranked #1 in Total Markets with 11.7%[3] wallet share (#1 in Fixed Income; #1 in Equities)
- Participated in 9 of the top 10 fee paying deals

Progress against our Strategic Framework

Exceptional Client Franchises	Unwavering Principles	Long-Term Shareholder Value	Sustainable Business Practices

- As President & COO, continued to lead the oversight of Firmwide support functions to drive execution and delivery of functional transformations, work with business leaders across the Firm on execution of strategic priorities, and provide oversight of critical Firmwide initiatives

~50% ASSESSED ON "HOW" (QUALITATIVE CONSIDERATIONS)

Risk, Controls & Conduct

- Continued to maintain strong risk discipline across all business activities with a focus on addressing issues and enhancing controls in key areas
- Continued to make significant progress in addressing regulatory matters affecting the business

Client / Customer / Stakeholder

- Continued focus on and investment in payments technologies, efficiency and modernization, including by finalizing a series of acquisitions and strategic investments to deliver new products to clients quickly, and evolve to meet their needs, including through Viva Wallet, VW Pay and Renovite Technologies acquisitions
- Launched the ESG Growth Initiative, identifying opportunities, learning, training and research to coordinate efforts across the business and serve clients effectively
- Continued to progress business in China with deepened client coverage and more complete product offering through fully owned onshore bank and securities entities
- Built on Firm's $30 billion Racial Equity Commitment, further extended support to U.S. Latino entrepreneurs and small businesses by committing $20 million investment towards L'ATTITUDE Ventures, a venture fund focused on U.S. Latino-owned startups

Teamwork & Leadership

- Continued engagement with and focus on diverse talent and development
- Continued as the OC sponsor of the Adelante BRG and was a speaker at its summer and Hispanic Heritage month events
- Continued focus on development of top talent, training and hiring

[1] The Firm reviews the results of the lines of business on a managed basis. Refer to Note 2, on page 113 for a definition of managed basis.
[2] Dealogic as of January 2, 2023.
[3] Coalition Greenwich FY22 Competitor Analytics (preliminary). Market share is based on JPMorgan Chase's internal business structure and revenue. Ranks are based on Coalition Index Banks for Markets.

Mary Callahan Erdoes

CEO: ASSET & WEALTH MANAGEMENT

Ms. Erdoes has served as Chief Executive Officer of Asset & Wealth Management since September 2009. She previously served as CEO of Wealth Management from 2005 to 2009.


2022
COMPENSATION
$25.5M
Salary $0.75M
Variable Pay $24.75M
Cash Award $9.90M
RSU $7.43M
PSU $7.43M

PERFORMANCE DASHBOARD

~50% ASSESSED ON "WHAT" (BUSINESS RESULTS AGAINST LONG-TERM STRATEGIC INVESTMENTS)

Business Results

Assessment of Performance

- AWM achieved net income of $4.4 billion on record revenue of $17.7 billion (6th year); ROE of 25%; and pre-tax margin of 33%
- AUM of $2.8 trillion and client assets of $4.0 trillion, down 11% and 6% respectively
- Positive long-term AUM flows across all channels of $47 billion, maintained top 3 rank in Client Asset Flows
- Record average deposits of $261.5 billion (up 14%); record average loans of $215.6 billion (up 9%)
- Gained market share overall

Progress against our Strategic Framework

Exceptional Client Franchises	Unwavering Principles	Long-Term Shareholder Value	Sustainable Business Practices

- Continued innovation and investments to provide clients with personalized products at scale, while maintaining focus on a long-term fiduciary mindset to grow the business and deliver strong performance

~50% ASSESSED ON "HOW" (QUALITATIVE CONSIDERATIONS)

Risk, Controls & Conduct

- Continued accountability for deepening the Firm's fiduciary culture, including leading efforts to strengthen governance, oversight and training with consistent expectations
- Continued regular and constructive engagement with regulators, and navigated market volatility

Client / Customer / Stakeholder

- 90% of 10-year long-term mutual fund AUM performing in top two quartiles
- Continued delivery on longer-term operational strategies to optimize efficiency and enhance overall client experiences, resulting in net promoter scores increasing to 75 (a 13 point increase from 2018)
- Continued investments to increase client channels, including through the acquisition of Global Shares, providing innovative ownership solutions to new private and public companies globally, and increasing opportunities to provide existing clients with additional services
- The Global Shares' integration into the broader JPMC ecosystem is projected to drive substantial net new client growth within five years
- Continued modernization of products to deliver value to clients, including through Morgan Money, an open-architecture money market and risk management platform, the ongoing migration of apps to the cloud, and reducing the time to open International Private Banking simple accounts by 6x
- Best Private Bank in the World (Global Finance); Best Global Private Bank/Wealth Manager Overall (Euromoney); ETF Suite of the Year (Fund Intelligence); Best Active ETF Issuer (ETF Express); #2 China Power Ranking; AM House of the Year (Asian Investor); #2 Global Brand in Fund Management (Broadridge)

Teamwork & Leadership

- Retained approximately 94% of top talent and increased diverse hiring; continued focus on development of high-performing and diverse talent
- Continued to drive programs like ReEntry and the Firmwide diversity agenda; executive sponsor of the NextGen BRG
- Continued driving training agenda forward to help upskill workforce, including driving enhanced client skills training; continued interest in engagement and efficiency

[1] The Firm reviews the results of the lines of business on a managed basis. Refer to Note 2, on page 113 for a definition of managed basis.

Marianne Lake

CO-CEO: CONSUMER & COMMUNITY BANKING

Ms. Lake was appointed Co-CEO of CCB in May 2021. She previously served as CEO of Consumer Lending from May 2019, after serving as the Chief Financial Officer for the Firm from January 2013 to April 2019. Ms. Lake served as the CFO of CCB from 2009 through 2012 and as Global Controller for the IB from 2007 to 2009.


2022
COMPENSATION
$17.5M
Salary $0.75M
Variable Pay $16.75M
Cash Award $6.70
RSU $5.03M
PSU $5.03M

PERFORMANCE DASHBOARD

~50% ASSESSED ON "WHAT" (BUSINESS RESULTS AGAINST LONG-TERM STRATEGIC INVESTMENTS)

Business Results

Assessment of Performance

- CCB achieved net income of $14.9 billion on revenue[1] of $55.0 billion, with ROE of 29%
- Average deposits of $1.2 trillion (up 10%); average loans of $439.3 billion (up 1%)
- #1 market share in U.S. retail deposits at 10.9%, up 60bps in 2022 and gaining share in 47 of the top 50 markets[2]
- #1 credit card issuer in the U.S. based on sales and oustandings at 22.4% and 17.3% market share respectively, crossing $1 trillion in sales volume and gaining nearly 75bps of outstandings share in 2022
- #1 primary bank for U.S. small businesses
- #1 digital banking platform[3]

Progress against our Strategic Framework

Exceptional Client Franchises	Unwavering Principles	Long-Term Shareholder Value	Sustainable Business Practices

CCB's business model and mix is diversified and at scale, with continued focus on extending share across businesses, growing and optimizing CCB's branch network, enhancing risk and marketing capabilities, and launching new products. At the same time, CCB continues to invest in high growth opportunities that are strategically important to CCB's core customers, such as Wealth Management and Connected Commerce, technology modernization, data and product development to deliver more with greater efficiency

~50% ASSESSED ON "HOW" (QUALITATIVE CONSIDERATIONS)

Risk, Controls & Conduct

- CCB has maintained a satisfactory risk and controls environment and approaches business decisions with a consistent, prudent and disciplined approach to risk appetite
- Continued to focus on:
  - Diligent, timely identification and remediation of issues
  - Protecting customers' data and cyber security, and fighting fraud

Client / Customer / Stakeholder

- Completed CCB's initial commitment for branch expansion and continued investment in new branches
- Achieved record high customer satisfaction across channels[4]
- Continued momentum of CCB's travel strategy with approximately $8 billion of sales across platforms
- Expanded branch sales force across bankers, advisors and business relationship managers to increase CCB's distribution network and better serve clients
- Focused on the needs of customers across all segments including through our community strategy by building 3 additional Community Centers, expanding the Chase Homebuyer grant and small business mentoring programs, and announcing the national launch of the Special Purpose Credit Program to improve access to credit for small business owners in historically underserved areas

Teamwork & Leadership

- Continued to make progress against CCB's diversity and inclusion strategy to advance diverse representation and drive an inclusive culture and experience
- Delivered on key employee communications, events and engagement initiatives
- Executive sponsor of Women on the Move, Parents@JPMC, and Cycle for Survival and continued to support DEI and other BRG-sponsored events throughout the year

[1] The Firm reviews the results of the lines of business on a managed basis. Refer to Note 2, on page 113 for a definition of managed basis.

[2] Federal Deposit Insurance Corporation (FDIC) 2022 Summary of Deposits survey per S&P Global Market Intelligence. Applies a $1 billion deposit cap to Chase and industry branches for market share. Includes all commercial banks, savings banks, and savings institutions as defined by the FDIC.

[3] #1 in active users among digital banking mobile apps based on Data.ai and #1 most visited banking portal in the U.S. (Chase.com) based on Similarweb.

[4] In 2022, we achieved record high satisfaction in our branch and digital channels, which is determined by Overall satisfaction ("OSAT"). OSAT is measured on a scale of 1 to 10 and the score is calculated as share of "9" and "10" responses as a % of total responses. Digital channel includes a weighted average of monthly active users of Chase.com & the Chase Mobile App.

Jennifer Piepszak

CO-CEO: CONSUMER & COMMUNITY BANKING

Ms. Piepszak was appointed Co-CEO of CCB in May 2021. She previously served as Chief Financial Officer for the Firm from May 2019 to May 2021. Prior to that, Ms. Piepszak spent eight years in CCB, serving as the CEO for Card Services, CEO of Business Banking and Mortgage Banking CFO. She spent the first 17 years at the Firm in finance roles in the Investment Bank.


2022
COMPENSATION
$17.5M
Salary $0.75M
Variable Pay $16.75M
Cash Award $6.70M
RSU $5.03M
PSU $5.03M

PERFORMANCE DASHBOARD

~50% ASSESSED ON "WHAT" (BUSINESS RESULTS AGAINST LONG-TERM STRATEGIC INVESTMENTS)

Business Results

Assessment of Performance

- CCB achieved net income of $14.9 billion on revenue[1] of $55.0 billion, with ROE of 29%
- Average deposits of $1.2 trillion (up 10%); average loans of $439.3 billion (up 1%)
- #1 market share in U.S. retail deposits at 10.9%, up 60bps in 2022 and gaining share in 47 of the top 50 markets[2]
- #1 credit card issuer in the U.S. based on sales and oustandings at 22.4% and 17.3% market share respectively, crossing $1 trillion in sales volume and gaining nearly 75bps of outstandings share in 2022
- #1 primary bank for U.S. small businesses
- #1 digital banking platform[3]

Progress against our Strategic Framework

Exceptional Client Franchises	Unwavering Principles	Long-Term Shareholder Value	Sustainable Business Practices

CCB's business model and mix is diversified and at scale, with continued focus on extending share across businesses, growing and optimizing CCB's branch network, enhancing risk and marketing capabilities, and launching new products. At the same time, CCB continues to invest in high growth opportunities that are strategically important to CCB's core customers, such as Wealth Management and Connected Commerce, technology modernization, data and product development to deliver more with greater efficiency

~50% ASSESSED ON "HOW" (QUALITATIVE CONSIDERATIONS)

Risk, Controls & Conduct

- CCB has maintained a satisfactory risk and controls environment and approaches business decisions with a consistent, prudent and disciplined approach to risk appetite
- Continued to focus on:
  - Diligent, timely identification and remediation of issues
  - Protecting customers' data and cyber security, and fighting fraud

Client / Customer / Stakeholder

- Completed CCB's initial commitment for branch expansion and continued investment in new branches
- Achieved record high customer satisfaction across channels[4]
- Continued momentum of CCB's travel strategy with approximately $8 billion of sales across platforms
- Expanded branch sales force across bankers, advisors and business relationship managers to increase CCB's distribution network and better serve clients
- Focused on the needs of customers across all segments including through our community strategy by building 3 additional Community Centers, expanding the Chase Homebuyer grant and small business mentoring programs, and announcing the national launch of the Special Purpose Credit Program to improve access to credit for small business owners in historically underserved areas

Teamwork & Leadership

- Continued to make progress against CCB's diversity and inclusion strategy to advance diverse representation and drive an inclusive culture and experience
- Delivered on key employee communications, events and engagement initiatives
- Active member of the Women on the Move steering committee, and serves as a member of the board of directors for the American Bankers Association and the United Way of New York City

[1] The Firm reviews the results of the lines of business on a managed basis. Refer to Note 2, on page 113 for a definition of managed basis.
[2] Federal Deposit Insurance Corporation (FDIC) 2022 Summary of Deposits survey per S&P Global Market Intelligence. Applies a $1 billion deposit cap to Chase and industry branches for market share. Includes all commercial banks, savings banks, and savings institutions as defined by the FDIC.
[3] #1 in active users among digital banking mobile apps based on Data.ai and #1 most visited banking portal in the U.S. (Chase.com) based on Similarweb.
[4] In 2022, we achieved record high satisfaction in our branch and digital channels, which is determined by Overall satisfaction ("OSAT"). OSAT is measured on a scale of 1 to 10 and the score is calculated as share of "9" and "10" responses as a % of total responses. Digital channel includes a weighted average of monthly active users of Chase.com & the Chase Mobile App.

Jeremy Barnum

CHIEF FINANCIAL OFFICER

Mr. Barnum was appointed as the Chief Financial Officer of the Firm in May 2021. Previously, Mr. Barnum served as head of Global Research for CIB, and prior to that, was Chief Financial Officer and Chief of Staff for CIB from 2013 through the beginning of 2021.


2022
COMPENSATION
$12.0M
Salary $0.75M
Variable Pay $11.25M
Cash Award $4.50M
RSU $3.38M
PSU $3.38M

PERFORMANCE DASHBOARD

~50% ASSESSED ON "WHAT" (BUSINESS RESULTS AGAINST LONG-TERM STRATEGIC INVESTMENTS)

Business Results

Assessment of Performance

- Managed the Firm's balance sheet, capital and liquidity position through a challenging environment due to rate normalization and evolving regulatory rules
- Continued to drive improvements in financial forecasting, reporting processes and expense discipline across the Firm
- Continued to co-lead the Firm's longer-term work strategies
- Continued to advance the Firm's supplier diversity commitments and execute the real estate strategy, including the renewable energy and sustainability agenda, and the development of the Firm's New York headquarters project on schedule

Progress against our Strategic Framework

Exceptional Client Franchises	Unwavering Principles	Long-Term Shareholder Value	Sustainable Business Practices

- Continued focus on managing the Firm's balance sheet while providing a broad range of clients, customers and stakeholders with greater transparency through a challenging and dynamic environment

~50% ASSESSED ON "HOW" (QUALITATIVE CONSIDERATIONS)

Risk, Controls & Conduct

- Continued to maintain strong risk discipline across the organization and drive timely remediation of issues
- Provided oversight of the firmwide business resiliency program and contributed to consistent and transparent regulatory engagement

Client / Customer / Stakeholder

- Participated in over 70 engagements globally, internally and externally, building direct relationships with a broad range of investors, analysts, regulators, clients, and employees
- Participated in constructive engagement and advocacy with key regulators, focused on capital
- Provided oversight of a strong Investor Relations team and contributed to a successful Investor Day, including responding to feedback and a dynamic environment by providing greater transparency and engaging more deeply with the broader shareholder community

Teamwork & Leadership

- Focused on continued improvement of diverse representation, succession planning and cultivating development opportunities for key senior leaders
- Continued to drive a culture of diversity, equity and inclusion across the finance organization
- Ongoing focus on employee development, skill-building, and engagement

Compensation & Management Development Committee report

The Compensation & Management Development Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management.

Based on such review and discussion with management, the Compensation & Management Development Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2022. This report is provided as of March 21, 2023, by the following independent directors, who comprise the Compensation & Management Development Committee:

Stephen B. Burke (Chair)

Linda B. Bammann

Todd A. Combs

Virginia M. Rometty

The Compensation Discussion and Analysis is intended to describe our 2022 performance, the compensation decisions for our Named Executive Officers and the Firm's philosophy and approach to compensation. The following tables and disclosures on pages 68-78 present additional information required in accordance with SEC rules, including the Summary Compensation Table and the new Pay Versus Performance disclosure.

Executive compensation tables

I. SUMMARY COMPENSATION TABLE (SCT)

The following table and related narratives present the compensation for our Named Executive Officers in the format specified by the SEC. The table below reflects equity awards made in 2022 for 2021 performance. The "NEO Compensation" table on page 60 shows how the CMDC viewed compensation actions for 2022 performance.

Name and principal position	Year	Salary ($)[1]	Bonus ($)[2]	Stock awards ($)[3]	Option awards ($)[4]	Change in pension value and non-qualified deferred compensation earnings ($)[5]	All other compensation ($)[6]	Total ($)
James Dimon Chairman and CEO	2022	$ 1,500,000	$ 5,000,000	$ 28,000,000	$ –	$ 29,877	$ 318,729 [7]	$ 34,848,606
	2021	1,500,000	5,000,000	25,000,000	52,620,000	25,486	282,659	84,428,145
	2020	1,500,000	5,000,000	25,000,000	–	21,845	142,709	31,664,554
Daniel Pinto[8] President and COO; CEO CIB	2022	1,500,000	5,000,000	19,444,052	–	–	662,401 [9]	26,606,453
	2021	9,055,948	–	16,259,710	27,862,500	–	151,089	53,329,247
	2020	8,240,290	–	14,260,778	–	–	46,118	22,547,186
Mary Callahan Erdoes CEO AWM	2022	750,000	9,900,000	11,850,000	–	–	5,000 [10]	22,505,000
	2021	750,000	7,900,000	12,150,000	–	–	5,000	20,805,000
	2020	750,000	8,100,000	12,150,000	–	52,633	5,000	21,057,633
Marianne Lake[11] Co-CEO CCB	2022	750,000	6,700,000	9,450,000	–	–	70,688 [12]	16,970,688
Jennifer Piepszak Co-CEO CCB	2022	750,000	6,700,000	9,450,000	–	–	5,000 [13]	16,905,000
	2021	750,000	6,300,000	6,750,000	–	–	5,000	13,805,000
	2020	750,000	4,500,000	5,600,000	–	45,851	5,000	10,900,851
Jeremy Barnum[14] Chief Financial Officer	2022	750,000	4,500,000	5,583,750	–	–	5,000 [15]	10,838,750
	2021	693,750	3,722,500	2,450,000	–	–	5,000	6,871,250

1 Salary reflects the actual amount paid in each year.

2 Includes amounts awarded, whether paid or deferred. Cash incentive compensation reflects compensation earned in connection with the performance year shown, which was awarded in January of the following year.

3 Includes amounts awarded during the year shown. Amounts are the fair value on the grant date in accordance with applicable accounting guidance (i.e., at target for PSUs awarded in 2022). At the maximum level of performance, the value of PSUs awarded in 2022 would be: $42,000,000 for Mr. Dimon; $14,583,039 for Mr. Pinto; $8,887,500 for Ms. Erdoes; $7,087,500 for Ms. Lake; $7,087,500 for Ms. Piepszak; and $4,187,813 for Mr. Barnum. The Firm's accounting for employee stock-based incentives is described in Note 9 to the Firm's Consolidated Financial Statements in the 2022 Annual Report on pages 215-216, which may be accessed on our website at jpmorganchase.com, under Investor Relations.

4 In 2021, Mr. Dimon and Mr. Pinto were granted special option awards in the form of SARs that were not part of their regular annual compensation and will not be awarded on a recurring basis. The special options were awarded at the fair value on the respective grant dates of each award. The grant date fair value was determined using the Black-Scholes valuation model. The assumptions at the time of grant, and the equivalent values as of December 31, 2021 and 2022, are reflected in the chart below:

				Assumptions			
Name	As of date	Award strike price	JPM stock price	Risk free interest rate	Expected annual dividend yield	Expected common stock price volatility	Expected life in years
James Dimon	7/20/2021	$148.73	$148.73	1.23%	2.69%	27.49%	10
	12/31/2021	$148.73	$158.63	1.52%	2.58%	26.23%	10
	12/31/2022	$148.73	$133.39	3.88%	3.07%	29.02%	10
Daniel Pinto	12/14/2021	$159.10	$159.10	1.44%	2.51%	25.76%	10
	12/31/2021	$159.10	$158.63	1.52%	2.54%	25.88%	10
	12/31/2022	$159.10	$133.39	3.88%	3.01%	28.53%	10

The Firm's accounting for employee stock-based incentives (including assumptions used to value employee stock options and SARs) is described in Note 9 to the Firm's Consolidated Financial Statements in the 2022 Annual Report on pages 215-216.

5 Amounts for years 2022, 2021, and 2020 are the aggregate change in the actuarial present value of the accumulated benefits under all defined benefit pension plans (including supplemental plans). No NEOs had earnings in excess of 120% of the applicable federal rate on deferred compensation balances where the rate of return is not calculated in the same or in a similar manner as earnings on hypothetical investments under the Firm's qualified plans. The amount of earnings in excess of 120% of the applicable federal rate included in this column is $0 for each of 2022, 2021 and 2020. The Change in Pension Value is -$76,420 for Ms. Erdoes, -$72,126 for Ms. Piepszak, and -$69,126 for Mr. Barnum.

6 "All other compensation" includes the cost, if any, for a NEO's spouse to attend business-related events where spousal attendance is expected or customary. This did not exceed the greater of $25,000 or 10% of the NEO's total perquisites and personal benefits except as specifically noted in the footnotes that follow.

7 The "All other compensation" amount for Mr. Dimon includes: $5,000 in employer non-matching contributions to the U.S. defined contribution plan; $227,867 for personal use of corporate aircraft; $47,747 for personal use of corporate cars; and $38,115 for the cost of residential, personal travel, and related security paid by the Firm. Mr. Dimon's personal use of corporate aircraft and cars, and certain related security, is required pursuant to security measures approved by the Board. Incremental costs are determined as follows:

- Aircraft: operating cost per flight hour for the aircraft type used, developed by an independent reference source, including fuel, fuel additives and lubricants; landing and parking fees; crew expenses; small supplies and catering; maintenance, labor and parts; engine restoration costs; and a maintenance service plan.
- Cars: annual lease valuation of the cars; annual insurance premiums; fuel expense; annual maintenance; other miscellaneous expense; and annual drivers' compensation, including salary, overtime, benefits and bonus. The resulting total is allocated between personal and business use based on mileage.

8 Mr. Pinto's 2022 salary of $1,500,000 includes a fee of £100,000 for his service on the J.P. Morgan Securities plc Board. Since Mr. Pinto was located in the U.K. prior to 2022, the terms and composition of his compensation awarded prior to 2022 reflected the requirements of local regulations, including changes that came into effect in 2014 and 2021 to comply with the Capital Requirements Directive IV and V respectively.

9 The “All other compensation” amount for Mr. Pinto includes $3,000 in employer non-matching contributions to the U.S. defined contribution plan; $118,063 in tax compliance assistance for business travel and relocation at the Firm's request; $241,877 for temporary housing related to Mr. Pinto's move to the United States; $291,715 in tax gross-up payments made on behalf of Mr. Pinto in connection with his relocation at the Firm's request; and $7,746 for spousal travel related to business events.

10 The “All other compensation” amount for Ms. Erdoes includes $5,000 in employer non-matching contributions to the U.S. defined contribution plan.

11 Ms. Lake was not a NEO in 2020 and 2021.

12 The “All other compensation” amount for Ms. Lake includes $21,355 in employer contributions to a non-U.S. defined contribution plan and $49,333 for tax settlement payments made on behalf of Ms. Lake in connection with her international assignment at the Firm's request and consistent with the Firm's policy for employees working on international assignments. The Firm's expatriate assignment policy provides that the Firm will be responsible for any incremental U.S. and state income taxes due on home-country employer-provided benefits that would not otherwise be taxable to the employee in their home country.

13 The “All other compensation” amount for Ms. Piepszak includes $5,000 in employer non-matching contributions to the U.S. defined contribution plan.

14 Mr. Barnum was not a NEO in 2020.

15 The “All other compensation” amount for Mr. Barnum includes $5,000 in employer non-matching contributions to the U.S. defined contribution plan.

II. 2022 GRANTS OF PLAN-BASED AWARDS[1]

The following table shows grants of plan-based awards made in 2022. No awards of options or SARs were granted to NEOs in 2022.

		Estimated Future Payout Under Equity Incentive Plan Awards (PSUs)[2]			Stock awards (RSUs)[3]	
Name	Grant date	Threshold (#)	Target (#)	Maximum (#)	Number of shares of restricted stock or units (#)	Grant date fair value ($)[4]
James Dimon	1/18/2022	–	182,816	274,224	–	$ 28,000,000
Daniel Pinto	1/18/2022	–	–	–	74,744	9,722,026
	1/18/2022	–	75,629	113,444	–	9,722,026
Mary Callahan Erdoes	1/18/2022	–	–	–	38,686	5,925,000
	1/18/2022	–	38,686	58,029	–	5,925,000
Marianne Lake	1/18/2022	–	–	–	30,851	4,725,000
	1/18/2022	–	30,851	46,277	–	4,725,000
Jennifer Piepszak	1/18/2022	–	–	–	30,851	4,725,000
	1/18/2022	–	30,851	46,277	–	4,725,000
Jeremy Barnum	1/18/2022	–	–	–	18,229	2,791,875
	1/18/2022	–	18,229	27,344	–	2,791,875

1 Equity grants are awarded as part of the annual compensation process and as part of employment offers for new hires. Grants made as part of the annual incentive compensation process are generally awarded in January after fourth quarter earnings are released. RSUs and PSUs carry no voting rights. On January 17, 2023, the Firm awarded RSU and PSU awards as part of 2022 annual incentive compensation. Because these awards were granted in 2023, they do not appear in this table, which is required to include equity awards actually granted during 2022. These 2023 awards are however reflected in the “NEO annual compensation table" on page 60.

2 For NEOs other than Mr. Pinto, PSUs vest on March 25, 2025, and are subject to a two-year holding period post-vesting. In accordance with U.K. regulations, for Mr. Pinto, PSUs vest in five equal installments on March 25, 2025, 2026, 2027, 2028 and 2029 and are subject to: (i) a twelve-month holding period for all installments post-vesting, (ii) a two-year holding period for the installment vesting on March 25, 2025, with the holding periods associated with (i) and (ii) above running concurrently. Each PSU represents the right to receive one share of common stock on the vesting date. The ultimate number of PSUs that will vest will be determined by the Firm’s performance over the three-year performance period, and for NEOs other than Mr. Pinto, will include any accumulated reinvested dividend equivalent shares. The dividend equivalent shares, if any, will be based on: (1) the number of PSUs earned at vesting; and (2) on dividends that would have been paid on the Firm’s common stock during the vesting period as of each dividend payment date, if any. Under rules applicable in the U.K., for Mr. Pinto, the PSUs are not eligible for reinvested dividend equivalent shares and an assessment is also made of his qualitative performance in determining the ultimate number of PSUs that will vest.

3 For NEOs other than Mr. Pinto, RSUs vest in two equal installments on January 13, 2024 and 2025. Each RSU represents the right to receive one share of common stock on the vesting date and non-preferential dividend equivalents, payable in cash, equal to any dividends paid on the Firm’s common stock during the vesting period. Under rules applicable in the U.K., for Mr. Pinto, RSUs vest in five equal installments on January 13, 2025, 2026, 2027, 2028 and 2029 and are subject to a twelve-month holding period post-vesting. Mr. Pinto’s RSUs are not eligible for dividend equivalents.

4 For NEOs other than Mr. Pinto, the grant date fair value for RSUs and PSUs is based on the average of the high and the low prices of JPMorgan Chase common stock on the grant date multiplied by the number of units granted (for RSUs) or target number of PSUs. For Mr. Pinto the grant date fair value takes into account that these awards do not carry the right to dividends or dividend equivalents prior to vesting, in accordance with local regulations.

III. OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2022

The following table shows the number of shares of the Firm's common stock underlying (i) exercisable SARs and (ii) RSUs and PSUs that had not yet vested held by the Firm's Named Executive Officers on December 31, 2022.

		Option awards				Stock awards	
Name	Option/ stock award grant date[1]	Number of securities underlying unexercised options: # exercisable[1,2]	Number of securities underlying unexercised options: # unexercisable[1,2]	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested[1,2,3]	Number of unearned performance shares or units of stock that have not vested[1,2,3]
James Dimon							
	1/21/2020 [4]	–	–	$ –	–	296,838 [a]	–
	1/19/2021	–	–	–	–	–	282,819 [a]
	7/20/2021	–	1,500,000 [b]	148.73	7/20/2031	–	–
	1/18/2022	–	–	–	–	–	281,081 [a]
Total awards (#)		–	1,500,000			296,838	563,900
Market value ($)[5]		$ –	$ 0			$ 39,805,976	$ 75,618,990
Daniel Pinto							
	1/17/2017	–	–	$ –	–	41,021 [c]	–
	1/17/2017	–	–	–	–	25,394 [d]	–
	1/16/2018	–	–	–	–	58,570 [d]	–
	1/16/2018	–	–	–	–	38,208 [d]	–
	1/15/2019	–	–	–	–	93,768 [d]	–
	1/15/2019	–	–	–	–	66,869 [d]	–
	1/21/2020 [4]	–	–	–	–	89,130 [d]	–
	1/21/2020	–	–	–	–	61,613 [d]	–
	1/19/2021	–	–	–	–	69,291 [d]	104,525 [d]
	12/14/2021	–	750,000 [b]	159.095	12/14/2031	–	–
	1/18/2022	–	–			74,774 [d]	113,444 [d]
Total awards (#)		–	–			618,638	217,969
Market value ($)[5]		$ –	$ 0			$ 82,959,357	$ 29,229,643
Mary Callahan Erdoes							
	1/21/2020 [4]	–	–	–	–	72,133 [a]	–
	1/21/2020	–	–	–	–	22,111 [e]	–
	1/19/2021	–	–	–	–	43,624 [e]	68,726 [a]
	1/18/2022	–	–	–	–	38,686 [e]	59,480 [a]
Total awards (#)		–	–			176,554	128,206
Market value ($)[5]		$ –	$ –			$ 23,675,891	$ 17,192,425
Marianne Lake							
	1/21/2020 [4]	–	–	–	–	52,007 [a]	–
	1/21/2020	–	–	–	–	15,942 [e]	–
	1/19/2021	–	–	–	–	32,206 [e]	50,738 [a]
	1/18/2022	–	–	–	–	30,851 [e]	47,434 [a]
Total awards (#)		–	–			131,006	98,172
Market value ($)[5]		$ –	$ –			$ 17,567,905	$ 13,164,865

		Option awards				Stock awards	
Name	Option/ stock award grant date[1]	Number of securities underlying unexercised options: # exercisable[1,2]	Number of securities underlying unexercised options: # exercisable[1,2]	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested[1,2,3]	Number of unearned performance shares or units of stock that have not vested[1,2,3]
Jennifer Piepszak							
	1/21/2020 [4]	–	–	–	–	33,247 [a]	–
	1/21/2020	–	–	–	–	10,191 [e]	–
	1/19/2021	–	–	–	–	24,236 [e]	38,182 [a]
	1/18/2022	–	–	–	–	30,851 [e]	47,434 [a]
Total awards (#)		–	–			98,525	85,616
Market value ($)[5]		$ –	$ –			$ 13,212,203	$ 11,481,106
Jeremy Barnum							
	1/21/2020	–	–	–	–	8,917 [e]	–
	1/19/2021	–	–	–	–	17,594 [e]	–
	1/18/2022	–	–	–	–	18,229 [e]	28,028 [a]
Total awards (#)		–	–			44,740	28,028
Market value ($)[5]		$ –	$ –			$ 5,999,634	$ 3,758,555

1 The awards set forth in the table were granted with the following vesting schedules:
- a PSUs cliff vest in year three including any dividends that are reinvested over the vesting period
- b SARs cliff vest in year five
- c PSUs vest in five equal installments, in years three, four, five, six and seven including any dividends that are reinvested over the vesting period
- d PSUs and RSUs vest in five equal installments, in years three, four, five, six and seven
- e RSUs vest in two equal installments, in years two and three

2 Value based on $134.10, which was the closing price per share of our common stock on December 30, 2022, the last trading day of the year.

3 Represents the maximum number of shares that NEOs may receive over the vesting period in connection with PSU awards granted and accumulated reinvested dividend equivalent shares, as applicable, as of December 31, 2022.

4 Represents PSU awards for which the performance period ended on December 31, 2022. The CMDC certified the applicable performance criteria for the PSUs on March 21, 2023; the PSUs subsequently vested on March 25, 2023 as noted in the applicable footnotes a and d.

5 For option awards, this represents the market value of in-the-money SARs; for stock awards it represents the value of unearned PSUs or RSUs that have not vested. As of December 31, 2022, the special SARs granted to Messrs. Dimon and Pinto on July 20, 2021 and December 14, 2021 respectively, were each out-of-the-money.

IV. 2022 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows the number of shares acquired and the value realized during 2022 upon the exercise of stock options and the vesting of PSUs and RSUs previously granted to each of the Named Executive Officers.

	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)	Value realized on vesting ($)[2]
James Dimon	–	$ –	398,708	$ 56,612,556
Daniel Pinto	104,603	7,226,498	105,624	16,129,701
Mary Callahan Erdoes	–	–	148,000	22,399,914
Marianne Lake	–	–	106,773	16,160,065
Jennifer Piepszak	–	–	26,604	4,492,085
Jeremy Barnum	–	–	20,481	3,458,217

1 Values were determined by multiplying the number of shares of our common stock, to which the exercise of the options related, by the difference between the per-share fair market value of our common stock on the date of exercise and the exercise price of the options.

2 Values were determined by multiplying the number of PSUs and RSUs, as applicable, that vested by the per-share fair market value of our common stock on the vesting date.

V. 2022 PENSION BENEFITS

The table below sets forth the retirement benefits expected to be paid to our Named Executive Officers under the Firm's retirement plans. The terms of the plans are described below the table. No payments were made under these plans during 2022 to our NEOs.

Name	Plan name	Number of years of credited service (#)	Present value of accumulated benefit ($)
James Dimon	Retirement Plan	19	$ 209,094
	Excess Retirement Plan	19	501,375
Daniel Pinto	—	—	—
Mary Callahan Erdoes	Retirement Plan	23	331,278
	Excess Retirement Plan	23	29,677
Marianne Lake	—	—	—
Jennifer Piepszak	Retirement Plan	25	256,662
	Excess Retirement Plan	25	532
Jeremy Barnum	Retirement Plan	23	200,689

Retirement Plan — The JPMorgan Chase Retirement Plan is a qualified noncontributory U.S. defined benefit pension plan that provides benefits to most U.S. employees. The Plan was frozen with respect to pay credit contributions, effective January 1, 2020, and frozen with respect to new entrants into the Plan, effective January 1, 2019. Employees became fully vested in the value of their Plan benefits as a result of this change. The years of service listed above are as of the freeze date. The Plan employed a cash balance formula (in the form of pay and interest credits) to determine amounts at retirement. Pay credits ceased effective with the plan freeze. Interest credits, which generally equal the yield on one-year U.S. Treasury bills plus 1% (subject to a minimum of 4.5%), continue to accrue. Account balances include the value of benefits earned under prior heritage company plans, if any. Benefits are payable as an actuarially equivalent lifetime annuity with survivorship rights (if married) or optionally under a variety of other payment forms, including a single-sum distribution.

Excess Retirement Plan — Benefits were determined under the same terms and conditions as the Retirement Plan, but reflecting base salary in excess of IRS limits up to $1 million and benefit amounts in excess of IRS limits. Benefits are generally payable in a lump sum in the year following termination. The plan is closed to new participants and accruals under the plan were discontinued as of May 1, 2009.

Present value of accumulated benefits — The valuation method and all material assumptions used to calculate the amounts above are consistent with those reflected in Note 8 to the Firm's Consolidated Financial Statements in the 2022 Form 10-K on pages 212-214. Key assumptions include the discount rate (5.35%); interest rates (5.00% crediting to project cash balances; 3.95% to convert annuities to lump sums and lump sums to annuities) and mortality rates (for the present value of annuities, the Pri-2012 (white-collar) projected generational mortality table with projection scale MP2021; for lump sums, the UP94 mortality table projected to 2002, with 50%/50% male/female weighting). We assumed benefits would commence at normal retirement date or unreduced retirement date, if earlier. Benefits paid from the Retirement Plan were assumed to be paid either as single-sum distributions (with probability of 85%) or life annuities (with probability of 15%). Benefits from the Excess Retirement Plan are paid as single-sum distributions. No death or other separation from service was assumed prior to retirement date.

VI. 2022 NON-QUALIFIED DEFERRED COMPENSATION

The Deferred Compensation Plan allows eligible participants to defer their annual cash incentive compensation awards on a before-tax basis up to a maximum of $1 million. A lifetime $10 million cap applies to deferrals of cash made after 2005. No deferral elections have been permitted relative to equity awards since 2006. During 2022, there were no contributions made by the Firm nor contributions made or withdrawals or distributions received by the Named Executive Officers.

Name	Aggregate earnings (loss) in last fiscal year ($)[1]	Aggregate balance at last fiscal year-end ($)
James Dimon	$ 2,562	$ 153,821
Daniel Pinto	732	25,618
Mary Callahan Erdoes	–	–
Marianne Lake	–	–
Jennifer Piepszak	15	525
Jeremy Barnum	–	–

[1] The Deferred Compensation Plan allows participants to direct their deferrals among several investment choices, including JPMorgan Chase common stock; an interest income fund based 50% on a weighted average of returns by Hartford Investment Management Company SVA Bond Index Division and 50% by Newport Group designated set of general account life insurance policies owned by JPMorgan Chase; Hartford funds indexed to fixed income, bond, balanced, S&P 500, Russell 2000 and international portfolios; and Hartford investments in Vanguard Variable Insurance Fund high-yield bond, mid-cap and REIT index. In addition, there are balances in deemed investment choices from heritage company plans that are no longer open to new deferrals.
Investment returns in 2022 for the following investment choices were: Short-Term Fixed Income, 1.36%; Interest Income, 2.94%; Barclays Capital U.S. Aggregate Bond Index, (13.00)%; High-Yield, (9.36)%; Balanced Portfolio, (15.28)%; S&P 500 Index, (18.16)%; Mid-Cap Index, (18.82)%; Russell 2000 Index, (20.51)%; REIT Index, (26.30)%; International, (30.12)%; and JPMorgan Chase common stock, including dividend equivalents, (12.61)%.
Beginning with deferrals credited January 2005 under the Deferred Compensation Plan, participants were required to elect to receive distribution of the deferral balance beginning either following retirement or termination or in a specific year but no earlier than the second anniversary of the date the deferral would otherwise have been paid. If retirement or termination were elected, payments will commence during the calendar year following retirement or termination. Participants may elect the distribution to be lump sum or annual installments for a maximum of 15 years. With respect to deferrals made after December 31, 2004, under the Deferred Compensation Plan, account balances are automatically paid as a lump sum in the year following termination if employment terminates prior to the participant attaining 15 years of service. With respect to deferrals made after December 31, 2017, account balances are automatically paid as a lump sum in the year following termination if employment terminates prior to the participant attaining 5 years of service.
The Supplemental Savings and Investment Plan ("SSIP") is a heritage plan applicable to former Bank One employees which is closed to new participants and does not permit new deferrals. It functions similarly to the Deferred Compensation Plan. The investment return in 2022 for the following investment choice was: Short-Term Fixed Income, 1.70%. With respect to the SSIP, account balances are automatically paid as a lump sum in the year following termination unless an installment option is elected prior to termination of employment.

VII. 2022 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We believe our pay practices relating to termination events, summarized below, illustrate our commitment to sound corporate governance, are consistent with best practices and are aligned with the interests of shareholders.

TERMINATION POLICIES ALIGNED WITH SHAREHOLDER INTERESTS

No golden parachute agreements	• NEOs are not entitled to any accelerated cash/equity payments or special benefits upon a change in control
No employment agreements	• All of the U.S. based NEOs are "at will" employees and are not covered by employment agreements • Ms. Lake's terms of employment reflect applicable U.K. legal standards
No special cash severance	• Severance amounts for NEOs are capped at one-year salary, not to exceed $400,000 (or £275,000 in the case of Ms. Lake)
No special executive benefits	• NEOs are not entitled to any special benefits upon termination

Standard, broad-based severance

Mr. Dimon, Mr. Pinto, Ms. Erdoes, Ms. Piepszak and Mr. Barnum are covered under the Firm's broad-based U.S. Severance Pay Plan. Benefits under the U.S. Severance Pay Plan are based on an employee's base salary and length of service on termination of employment. Employees remain eligible for coverage at active employee rates under certain of the Firm's employee welfare plans (such as medical and dental) for up to six months after their employment terminates. Ms. Lake is covered under the Firm's U.K. Discretionary Redundancy Policy, which provides for a lump sum payment on termination based on base salary and length of service and subject to a cap of £275,000. In addition, in the event of termination by the Firm for reasons other than cause, employees may be considered, at the discretion of the Firm, for a cash payment in lieu of an annual incentive compensation award, taking into consideration all circumstances the Firm deems relevant, including the circumstances of the employee's leaving and the employee's contributions to the Firm over his or her career. Severance benefits and any such discretionary payment are subject to execution of a release in favor of the Firm and certain post-termination restrictions.

The table on the following page sets forth the benefits and compensation which the Named Executive Officers would have received if their employment had terminated on December 31, 2022. The amounts shown in the table on the following page do not include other payments and benefits available generally to salaried employees upon termination of employment, such as accrued vacation pay, distributions from the 401(k) Savings Plan, pension and deferred compensation plans, or any death, disability or post retirement welfare benefits available under broad-based employee plans. For information on the pension and deferred compensation plans, see "Table V: 2022 Pension benefits" on page 72 and "Table VI: 2022 Non-qualified deferred compensation" on page 73. Such tables also do not show the value of vested SARs, which are listed In "Table III: Outstanding equity awards at fiscal year-end 2022" on pages 70 and 71.

NEOs are not entitled to any additional equity awards in connection with a potential termination. Rather, under certain termination scenarios including disability, death, termination without cause, or resignation (if full-career eligible), NEOs' outstanding equity awards continue to vest in accordance with their terms (or accelerate in the event of death). The table on the following page shows the value of these unvested RSUs, PSUs and SARs based on the closing price of our common stock on December 30, 2022 (for SARs it was $0, since the closing price of our common stock on December 30, 2022 is less than the applicable exercise price of the SARs).

Government Office provision

Employees with applicable awards, including NEOs, are covered under the Firm's Government Office provision which allows for continued vesting of equity awards if the employee resigns to accept a covered government office. For such employees who are full-career eligible, outstanding performance year awards continue to vest in accordance with their terms whether they leave the Firm to enter government service or otherwise, so, for these awards, the Government Office provision does not provide any benefit to employees who are full-career eligible. All NEOs meet the full-career eligibility provision of their applicable awards.[1]

For employees who are not full-career eligible, and for awards that do not have full career eligibility provisions, the value of awards that would continue to vest as a result of the Government Office provision of our equity plan would equal a percentage of the unvested stock awards ranging from 0% prior to three years of employment by the Firm to 50% after three years of employment increasing to 100% after five years.

[1] Refer to Notes 3 and 6 on page 75.

The Firm's Government Office provision allows for accelerated vesting of the awards otherwise eligible for continued vesting, as described above, only if government ethics or conflicts of interest laws require divestiture of unvested awards and do not allow continued vesting.

Notwithstanding acceleration of any awards, the former employee remains subject to the applicable terms of the award agreement as if the award had remained outstanding for the duration of the original vesting period, including the clawback provisions and post-employment obligations.

Any awards not eligible for continued vesting under the terms of the plan are forfeited and they do not accelerate.

In 2022, no current or former OC member received any benefits under the Government Office provision.

2022 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

		Termination reason[1]					
Name		Involuntary without cause ($)[2]	Resignation per Full-Career Eligibility provision ($)[3]	Disability[4]	Death ($)[5]	Resignation per Government Office provision ($)[6]	Change in control ($)
James Dimon	Severance and other	$ 400,000	$ –	$ –	$ –	$ –	$ –
	SARs	–	–	0	0	0	–
	RSUs	–	–	–	–	–	–
	PSUs[7]	90,218,552	90,218,552	90,218,552	102,834,660	–	–
Daniel Pinto	Severance and other	400,000	–	–	–	–	–
	SARs	–	–	0	0	0	–
	RSUs	71,007,024	71,007,024	71,007,024	71,007,024	–	–
	PSUs[7]	31,438,672	31,438,672	31,438,672	36,243,810	–	–
Mary Callahan Erdoes	Severance and other	400,000	–	–	–	–	–
	RSUs	14,002,856	14,002,856	14,002,856	14,002,856	–	–
	PSUs[7]	21,134,548	21,134,548	21,134,548	24,068,823	–	–
Marianne Lake	Severance and other	334,909	–	–	–	–	–
	RSUs	10,593,766	10,593,766	10,593,766	10,593,766	–	–
	PSUs[7]	15,750,642	15,750,642	15,750,642	17,969,383	–	–
Jennifer Piepszak	Severance and other	400,000	–	–	–	–	–
	RSUs	8,753,780	8,753,780	8,753,780	8,753,780	–	–
	PSUs[7]	12,112,389	12,112,389	12,112,389	13,956,962	–	–
Jeremy Barnum	Severance and other	346,154	–	–	–	–	–
	RSUs	5,999,634	5,999,634	5,999,634	5,999,634	–	–
	PSUs[7]	2,505,632	2,505,632	2,505,632	2,923,238	–	–

1 "SARs", "RSUs" and "PSUs" refer to previously granted, outstanding equity awards. NEOs are not entitled to any additional equity awards in connection with a potential termination.

2 Involuntary terminations without cause include involuntary terminations due to redundancies and involuntary terminations without alternative employment. For "Severance and other", amounts shown represent severance under the Firm's broad-based U.S. Severance Pay Plan, or the U.K. Discretionary Redundancy Policy in the case of Ms. Lake. Base salary greater than $400,000 per year, or £275,000 in the case of Ms. Lake, is disregarded for purposes of determining severance amounts. The rate used to convert Ms. Lake's eligible severance to U.S. dollars was the blended spot rate for the month of December 2022, which was $1.21785 U.S. dollars per British pound sterling.

3 For employees in good standing who have resigned and have met full-career eligibility or other acceptable criteria, awards continue to vest over time on their original schedule, provided that the employees, for the remainder of the vesting period, do not perform services for a financial services company or work in their profession (whether or not for a financial services company); provided that employees may work for a government, education or not-for-profit organization. The awards shown represent RSUs and PSUs that would continue to vest because the NEOs have met the full-career eligibility criteria. The awards are subject to continuing post-employment obligations to the Firm during this period.

4 In the case of disability, stock awards continue to vest pursuant to their original vesting schedule.

5 Vesting restrictions on stock awards and restrictions upon exercise of SARs lapse immediately upon death.

6 The Government Office provision of an award does not provide any benefit to employees who have met the full-career eligibility provision of that same award. Therefore, under the terms of the Government Office provision, NEOs would generally not receive any benefit upon termination since they meet the full-career eligibility provision entitling them to continued vesting of their equity awards (see preceding Note 3). For awards that do not have the full career eligibility provision, the amount reported is based on the December 31, 2022 value of the award in which the NEO is eligible to continue to vest.

7 For death, represents the value of PSUs granted on January 21, 2020, January 19, 2021, and January 18, 2022, assuming: (a) maximum payout related to 2020, 2021, and 2022 performance years; (b) target payout related to 2023 and 2024 performance years; and (c) accumulated reinvested dividend equivalent shares as of December 31, 2022. For involuntary without cause, full career eligibility provision and disability, (a) maximum payout related to PSUs granted on January 21, 2020; and (b) target payout is assumed related to PSUs granted on January 19, 2021 and January 18, 2022.

Pay versus performance disclosure

PAY VERSUS PERFORMANCE TABLE

The following table presents the executive Compensation Actually Paid ("CAP") for our Principal Executive Officer ("PEO") and non-PEO NEOs relative to the Firm’s financial performance in the format specified by the SEC pursuant to Item 402(v) of Regulation S-K. The CMDC does not utilize CAP for compensation considerations and determinations; for more information on our compensation philosophy and pay decisions for our named executive officers, see our "Compensation Discussion and Analysis" which starts on page 41.

The Firm has selected ROTCE, a comprehensive performance metric that measures the Firm's net income applicable to common equity as a percentage of average tangible common equity, as its most important company-selected financial performance measure for compensation. ROTCE reflects how well management is using shareholders’ equity to generate profit. It is a fundamental performance metric that is widely used by the Firm, investors and analysts in assessing the earnings power of common shareholders’ equity capital, and it is useful for comparing the profitability of the Firm with that of our competitors.

Year[1]	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for non-PEO NEOs ($)	Average Compensation Actually Paid to non-PEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based On:		Net Income ($B)	ROTCE[4] (%)
					Company TSR[3] ($)	Peer Group TSR[3] ($)		
2022	$34,848,606	$37,460,704	$19,230,223	$17,207,207	$105.48	$118.54	$37.7	18%
2021	84,428,145	130,523,740	23,472,201	35,685,622	120.68	132.50	$48.3	23%
2020	31,664,554	10,691,379	19,253,451	14,705,061	94.48	98.24	$29.1	14%

1 NEOs included in the above table are comprised of the following individuals. In accordance with SEC rules, only the Firm's CEO, CFO and three highest-paid NEOs from the 2022 SCT on page 68 have been included.

Year	PEO	Non-PEO NEOs
2022	James Dimon	Daniel Pinto, Mary Callahan Erdoes, Marianne Lake, Jeremy Barnum
2021	James Dimon	Daniel Pinto, Gordon Smith, Mary Callahan Erdoes, Jennifer Piepszak, Jeremy Barnum
2020	James Dimon	Daniel Pinto, Gordon Smith, Mary Callahan Erdoes, Jennifer Piepszak

2 The following table details the adjustments that were made to SCT values to determine CAP, as presented in the above table. For the CAP portions that are calculated based on the average of the high and low JPM stock price at the end of the reporting year, the following prices were used: 2022 $133.39; 2021 $158.63; 2020 $126.08. There are no U.S. GAAP pension service costs as pension plans are frozen, and there are no changes in defined benefit plan projected benefit obligations attributable to a plan amendment. Fair value amounts were computed in a manner consistent with the fair value methodology used to account for share-based payments in the Firm's financial statements. All amounts shown for non-PEO NEOs are averages.

Year	Executive	SCT Total	Less: value of stock awards at grant date fair value	Less: value of option awards at grant date fair value	Less: actuarial present value of defined benefit plan benefits	Plus: year-end fair value of unvested equity awards granted in reporting year[5,6]	Change in fair value of unvested equity awards granted in prior years[5,6]	Change in fair value of equity awards granted in prior years that vested in reporting year[5,6]	Plus: total fair value of dividends paid or reinvested	Total Adjustments[7]	Executive CAP
2022	PEO	$ 34,848,606	$(28,000,000)	$ —	$ (29,877)	$ 24,384,912	$ 8,917,510	$ (6,080,841)	$3,420,395	$ 2,612,098	$ 37,460,704
	Non-PEO NEOs	$ 19,230,223	$(11,581,951)	$ —	$ —	$ 10,868,710	$ (1,458,095)	$ (503,796)	$ 652,116	$ (2,023,015)	$ 17,207,207
2021	PEO	$ 84,428,145	$(25,000,000)	$(52,620,000)	$ (25,486)	$ 88,199,019	$ 22,942,541	$ 7,706,801	$4,892,720	$ 46,095,595	$130,523,740
	Non-PEO NEOs	$ 23,472,201	$(10,131,942)	$ (5,572,500)	$ (206)	$ 17,813,787	$ 7,748,310	$ 1,451,083	$ 904,889	$ 12,213,421	$ 35,685,622
2020	PEO	$ 31,664,554	$(25,000,000)	$ —	$ (21,845)	$ 22,942,750	$ (2,460,001)	$ (18,772,954)	$2,338,875	$(20,973,175)	$ 10,691,379
	Non-PEO NEOs	$ 19,253,451	$(11,265,195)	$ —	$ (25,655)	$ 10,881,250	$ (2,075,052)	$ (2,767,310)	$ 703,571	$ (4,548,390)	$ 14,705,061

3 The TSR value listed in each year reflects what the cumulative value of $100 would be, including dividend reinvestment, if invested on December 31, 2019. For the purposes of this disclosure, “peer group” is defined as the S&P Financials Index, as reflected in our Annual Report on Form 10-K for the year ended December 31, 2022.

4 ROTCE is a non-GAAP financial measure; refer to Note 1 on page 113 for a further discussion of this measure.

5 Values of PSUs include an estimated payout percentage at the vesting date which is assessed at each reporting period, consistent with the Firm's financial statements.

6 Refer to footnote 4 of the SCT on page 68 for the assumptions included in the Black-Scholes valuation model used in the determination of fair values for option awards.

7 There were no stock or option awards granted and vested in the same reporting year, and no stock or option awards granted in prior years failed to meet the applicable vesting conditions during any of the reporting years. No exercise prices of option awards have been amended or adjusted.

RELATIONSHIPS BETWEEN EXECUTIVE CAP AND THE FIRM'S FINANCIAL PERFORMANCE MEASURES

The charts and narrative below are based on the information presented in the Pay versus Performance table, to illustrate and describe the relationships between the Firm's PEO CAP and the average of the Firm's non-PEO NEO CAPs with the following three measures of financial performance, against the three covered fiscal years:

- The cumulative TSR of the Firm
- The net income of the Firm
- The Firm's company-selected measure (ROTCE)

The first chart also illustrates the relationship between the Firm's TSR and our selected peer group's TSR, as presented in the Pay versus Performance table.


Compensation Actually Paid vs Firm and Peer Group TSR
Compensation Actually Paid ($M)
Total Shareholder Return ($)
$140
$120
$100
$80
$60
$40
$20
$0
$-
2019
2020
2021
2022
$100
$98.24
$94.48
$130.5
$132.50
$120.68
$118.54
$105.48
$10.7
$14.7
$35.7
$37.5
$17.2
PEO CAP ($M)
Non-PEO NEOs Avg CAP ($M)
Firm TSR ($)
S&P Financial TSR ($)
Compensation Actually Paid vs Net Income
Net Income ($B)
$60
$50
$40
$30
$10
$0
$29.1
$48.3
$37.7
Net Income ($B)
Compensation Actually Paid vs ROTCE
ROTCE (%)
25%
20%
15%
10%
5%
0%
14%
23%
18%
ROTCE (%)

2021 PEO CAP is sharply higher than it was in 2020 as it includes a one-time special award in the form of Stock Appreciation Rights (SARs) granted to Mr. Dimon in July 2021, which was valued at $59.7 million as of December 31, 2021. In 2022, PEO CAP decreased significantly from 2021, due to a decrease in the Firm's stock price as of December 31, 2022, consistent with the broader market decline. The largest impact of the change in the stock price is on Mr. Dimon's outstanding SARs, which were out of the money as of the end of 2022. Similarly, non-PEO NEO average CAP includes a special award of SARs granted to Mr. Pinto in December 2021, which was also out of the money as of December 31, 2022.

In summary, the Firm's PEO CAP and non-PEO NEO average CAP reflect a general correlation with:

- The Firm's stock price and TSR, primarily due to a significant majority of our NEOs' compensation being in the form of long-term equity
- The Firm's net income, which reflects our pay-for-performance compensation philosophy and practices
- The Firm's ROTCE, which emphasizes our commitment to providing strong returns to shareholders while maintaining a fortress balance sheet

In addition, the Firm's change in TSR over the past 3 years reflects a general correlation with that of the broader S&P Financials Index.

UNRANKED TABULAR LIST OF THE FIRM'S MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

As required by SEC rules, the most important financial performance measures that the Firm used to link executive compensation during the last fiscal year to company performance are listed below.

Performance Measures
Managed revenue for the Firm and the lines of business
Pre-tax income (ex. LLR) for the Firm, and some lines of business if relevant
Net income for the Firm and the lines of business
ROTCE for the Firm and ROE for the lines of business

CEO pay ratio disclosure

We are providing the following information about the relationship of the annual total compensation of our estimated median employee and the annual total compensation of Mr. Dimon, our Chairman and CEO.

CEO PAY RATIO

For the year ended December 31, 2022:

- The annual total compensation of Mr. Dimon was $34,856,416[1] including Firm-paid employee benefits
- The annual total compensation of our estimated median employee was $88,730[2], including Firm-paid employee benefits
- This represents a ratio of 393 to 1

IDENTIFYING OUR MEDIAN EMPLOYEE

The estimated median employee we identified for last year's disclosure received a significantly higher salary increase in 2022 than what would typically be expected for most employees. Therefore, for this year's disclosure, we have identified a new estimated median employee from our global employee population using the same methodology as last year, based on data from the Firm's global compensation system as of January 31, 2023.

Annual total compensation included salary as of December 31, 2022, as well as overtime pay, fixed allowance and incentive compensation, if applicable. We annualized the salary portion of the compensation for employees who were hired during 2022; however, we did not make any full-time equivalent adjustments to part-time, temporary and seasonal employees. We did not apply any cost-of-living adjustments as part of the calculation. In determining the scope of our employees (other than our CEO), we included our global workforce of full-time, part-time, temporary and seasonal employees who were employed as of December 31, 2022.

COMPARABILITY

We believe the ratio above is a reasonable estimate, based on the methodology we have described. Given the different methodologies, exclusions, estimates and assumptions other companies may use to calculate their respective CEO pay ratios, as well as differences in employment and compensation practices between companies, the estimated ratio reported above may not be comparable to that reported by other companies.

[1] For purposes of the CEO pay ratio disclosure, Mr. Dimon’s annual total compensation includes the amount reported in the “Total” column of the 2022 Summary Compensation Table on page 68 which includes change in pension value, plus the value of Firm-paid healthcare benefits applicable to Mr. Dimon.

[2] The estimated median employee’s annual total compensation includes change in pension value, plus the value of Firm-paid employee benefits including healthcare benefits and 401(k) retirement plan contributions.

Table of Contents

Security ownership of directors and executive officers

Our share retention policies require share ownership for directors and executive officers, as described on pages 33 and 52, respectively.

The following table shows the number of shares of common stock and common stock equivalents beneficially owned by each director, the current executive officers named in the SCT, and all directors and executive officers as a group as of February 28, 2023. Shares beneficially owned include shares that could have been acquired within 60 days after that date through the exercise of stock options or SARs, and additional underlying stock units as described in Note 2 to the table. Unless otherwise indicated, each individual and member of the group has sole voting power and sole investment power with respect to shares owned. The number of shares beneficially owned, as defined by Rule 13d-3 under the Securities Exchange Act of 1934—as of February 28, 2023, by all directors and executive officers as a group and by each director and NEO individually—is less than 1% of our outstanding common stock.

SECURITY OWNERSHIP

	Beneficial ownership				
Name	Common Stock (#)[1]	SARs/Options exercisable within 60 days (#)	Total beneficial ownership (#)	Additional underlying stock units (#)[2]	Total (#)
Stephen B. Burke	107,107	–	107,107	137,839	244,946
Linda B. Bammann	65,986	–	65,986	31,065	97,051
Jeremy Barnum	15,897	–	15,897	93,929	109,826
Todd A. Combs	13,016	–	13,016	16,257	29,273
James S. Crown[3]	12,204,169	–	12,204,169	213,116	12,417,285
James Dimon[4]	8,489,304	–	8,489,304	785,908	9,275,212
Mary Callahan Erdoes[5]	544,136	–	544,136	300,800	844,936
Timothy P. Flynn	10,000	–	10,000	55,872	65,872
Alex Gorsky	88	–	88	1,781	1,869
Mellody Hobson	129,574	–	129,574	16,621	146,195
Marianne Lake	212,100	–	212,100	219,384	431,484
Michael A. Neal	9,050	–	9,050	44,131	53,181
Phebe N. Novakovic	500	–	500	6,470	6,970
Jennifer Piepszak	11,700	–	11,700	194,372	206,072
Daniel Pinto	647,198	–	647,198	836,483	1,483,681
Virginia M. Rometty	280	–	280	8,007	8,287
All directors and current executive officers as a group (22 persons)[3, 5]	23,254,161	–	23,254,161	3,791,328	27,045,489

1 Shares owned outright, except as otherwise noted. Directors agree to retain all shares of common stock of JPMorgan Chase purchased on the open market or received pursuant to their service as a Board member for as long as they serve on the Board.

2 Amounts include for directors and executive officers, shares or deferred stock units, receipt of which has been deferred under deferred compensation plan arrangements. For executive officers, amounts also include unvested RSUs and unvested PSUs (including accumulated reinvested dividend equivalent shares), as well as share equivalents attributable under the JPMorgan Chase 401(k) Savings Plan. The ultimate number of PSUs earned at vesting is formulaically determined, with potential payout value ranging from 0% to 150%. Additional details on the PSU program are provided on pages 50-51.

3 Includes 174,205 shares Mr. Crown owns individually; 37,500 shares owned by Mr. Crown's spouse; and 38,140 shares held in trusts for the benefit of his children. None of such shares are pledged or held in margin accounts. Also includes 11,954,324 shares owned by entities as to which Mr. Crown disclaims beneficial ownership, except to the extent of his pecuniary interest therein. Of such shares (and for all directors and current executive officers as a group) 10,571,560 shares may be pledged or held by brokers in margin loan accounts, whether or not there are loans outstanding.

4 Includes 152,940 shares owned by entities as to which Mr. Dimon disclaims beneficial ownership, except to the extent of his pecuniary interest therein.

5 As of February 28, 2023, Ms. Erdoes held 51,000 depositary shares, each representing a one-tenth interest in a share of JPMorgan Chase's Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series HH ("Series HH Preferred"). Ms. Erdoes is the only director or executive officer who owns shares of the Series HH Preferred.

Pursuant to SEC filings, the companies included in the table below were the beneficial owners of more than 5% of our outstanding common stock as of December 31, 2022.

Name of beneficial owner	Address of beneficial owner	Common stock owned (#)	Percent owned (%)
The Vanguard Group[1]	100 Vanguard Blvd. Malvern, PA 19355	274,622,643	9.36
BlackRock, Inc.[2]	55 East 52nd Street New York, NY 10055	194,920,731	6.6

1 The Vanguard Group owns the above holdings in its capacity as an investment advisor in accordance with SEC Rule 13d-1(b)(1)(ii)(E). According to the Schedule 13G dated February 9, 2023, filed with the SEC, in the aggregate, Vanguard (including the affiliated entities identified in the Schedule 13G) has sole dispositive power over 262,192,217 shares, shared dispositive power over 12,430,426 shares, sole voting power over 0 shares and shared voting power over 4,083,002 shares of our common stock.

2 BlackRock, Inc. owns the above holdings in its capacity as a parent holding company or control person in accordance with SEC Rule 13d-1(b)(1)(ii)(G). According to the Schedule 13G dated February 7, 2023, filed with the SEC, in the aggregate, BlackRock (including the affiliated entities identified in the Schedule 13G) has sole dispositive power over 194,920,731 shares and sole voting power over 174,425,514 shares of our common stock.

Proposal 3: Advisory vote on frequency of advisory resolution to approve executive compensation

Approve the frequency for approval of the advisory resolution to approve executive compensation.



RECOMMENDATION:
The Board recommends that shareholders select "**One Year**" when voting on the frequency of advisory resolution to approve executive compensation

As required by Section 14A of the Securities Exchange Act, this proposal provides shareholders with the opportunity to vote on how frequently they would like to cast an advisory vote on the compensation of our named executive officers.

We currently include an advisory vote on executive compensation on an annual basis. Providing an annual advisory vote on executive compensation gives all shareholders an opportunity to provide timely input to management and the Board.

Shareholders may indicate whether they would prefer an advisory vote every one, two, or three years, or whether they wish to abstain.

Shareholders are not voting to approve or disapprove the Board's recommendation. Because this is an advisory vote, it will not be binding upon the Board of Directors. However, the Board will take into account the outcome of the vote when making future decision on the frequency of advisory votes on executive compensation.

The next shareholder advisory vote on the frequency of the advisory vote on executive compensation will be no later than 2029.

Audit Matters

Proposal 4: Ratification of independent registered public accounting firm

The Audit Committee has appointed PwC as the Firm's independent registered public accounting firm for the year ending December 31, 2023.



RECOMMENDATION:
Vote **FOR** ratification of PwC

Overview

The Audit Committee is responsible for the appointment, retention, compensation, evaluation and oversight of the Firm's independent registered public accounting firm. It is also responsible for assisting the Board in its oversight of the Firm's Internal Audit function and of management's responsibilities to assure that there is an effective system of controls in place reasonably designed to safeguard the assets and income of the Firm, assure the integrity of the Firm's financial statements and maintain compliance with the Firm's ethical standards and with laws and regulations. The Report of the Audit Committee on these matters can be found on pages 86-87.

The Audit Committee has appointed PwC as the Firm's independent registered public accounting firm to audit the Consolidated Financial Statements of JPMorgan Chase and its subsidiaries for the year ending December 31, 2023. A resolution will be presented to our shareholders at the annual meeting requesting them to ratify PwC's appointment. For more information on this resolution, see page 84. If the shareholders do not ratify the appointment of PwC, the Audit Committee will consider the appointment of another independent registered public accounting firm.

Proposal 4 – Ratification of independent registered public accounting firm

ENGAGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for the appointment, retention, compensation, evaluation and oversight of the Firm's independent registered public accounting firm.

The Audit Committee has appointed PwC as the Firm's independent registered public accounting firm to audit the Consolidated Financial Statements of JPMorgan Chase and its subsidiaries for the year ending December 31, 2023.

The Audit Committee annually reviews PwC's qualifications, performance and independence in connection with its determination as to whether to retain PwC. For information on the factors reviewed by the Audit Committee, see the Audit Committee Report on pages 86-87.

The members of the Audit Committee and the Board believe that continued retention of PwC as the Firm's independent external auditor is in the best interests of JPMorgan Chase and its shareholders. PwC and its predecessors have acted as our independent registered public accounting firm since 1965. The Board believes the Firm receives significant benefits from the extensive history PwC has with the Firm. These benefits include:

- the high quality of its audit work and accounting advice, as a result of their institutional knowledge of our businesses, global operations, key risks, accounting policies, financial systems and internal control framework;
- its audit efficiency and effectiveness, which results in a lower fee structure due to their history and familiarity with our businesses;
- the time and expense that would be avoided by management and staff in order to onboard a new auditor; and
- its commitment to maintaining their independence from the Firm.

A member of PwC will be present at the annual meeting and will have the opportunity to make a statement and respond to appropriate questions from shareholders.

BOARD OVERSIGHT OF PWC

The Audit Committee held eight private sessions with PwC during 2022.

The Audit Committee assesses PwC's independence throughout the year. This includes reviewing with PwC its practices for maintaining its independence. The Audit Committee has also established policies and procedures for approving services provided by PwC. It is JPMorgan Chase's policy to use PwC only for audit and audit-related services, and tax services in certain circumstances. For more information, see Audit Committee Approval Policies and Procedures on page 85.

No member of PwC's audit team may be hired by the Firm for a period of one year after such person transferred from the Firm's audit engagement to another role at PwC, or has terminated employment with PwC. Further, no former PwC employee who was a manager or partner may be hired by the Firm as the CFO, Principal Accounting Officer, General Auditor, Treasurer, Director of Tax or CFO or Controller of a LOB or Corporate function for a period of two years following his or her termination of employment with PwC.

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years of service an individual partner may provide audit services to the Firm. The lead audit partner and quality review partner may provide services to our Firm for a maximum of five consecutive years. As a result of the rotation requirements, the Audit Committee approved the selection of the current lead audit partner beginning with the 2021 audit engagement. The lead audit partner is expected to serve in this capacity through the end of the 2025 audit.

FEES PAID TO PRICEWATERHOUSECOOPERS LLP

The Audit Committee is responsible for negotiating the terms and fees associated with the Firm's retention of PwC, including the annual integrated audit of the Firm's Consolidated Financial Statements.

Aggregate fees for professional services rendered by PwC for JPMorgan Chase and its subsidiaries for the years ended December 31, 2022 and 2021, were:

Year ended December 31, ($ in millions)	2022	2021
Audit	$ 71.0	$ 63.9
Audit-related	26.6	26.5
Tax	5.0	4.1
Total	$ 102.6	$ 94.5

The amounts reported in the table above exclude all fees paid to PwC by investment companies and asset management funds (e.g., private equity, mutual and exchange-traded funds, and collective investment funds), and special purpose vehicles that are sponsored, managed or advised by subsidiaries of JPMorgan Chase but are not consolidated with the Firm.

Audit fees

For the years ended December 31, 2022 and 2021, fees for the annual integrated audit of the Firm's Consolidated Financial Statements and of the Firm's internal control over financial reporting, and quarterly reviews of the Firm's Consolidated Financial Statements, were $45.1 million and $41.8 million, respectively. Fees for services related to statutory/subsidiary audits, attestation reports required by statute or regulation, and comfort letters and consents related to SEC filings and other similar filings with non-U.S. authorities were $25.9 million and $22.1 million, respectively. The increase in Audit fees with PwC is primarily driven by inflation as well as additional engagements resulting from acquisitions and continued business growth.

Audit-related fees

Audit-related fees comprise assurance and related services that are traditionally performed by the independent registered public accounting firm. These services include attestation and agreed-upon procedures which address accounting, reporting and control matters relating to fiduciary, transaction processing, investment management, servicing activities and ESG initiatives; reviews related to investment and lending processes, and technology systems; and due diligence reviews related to acquisitions and divestitures. These services are normally provided in connection with the recurring audit engagement.

Tax fees

Fees for the years ended December 31, 2022 and 2021, for tax compliance and tax return preparation services were $4.9 million and $3.8 million, respectively. Fees for other tax services, including tax advisory and consultation on tax matters, were $0.1 million and $0.3 million, respectively.

AUDIT COMMITTEE APPROVAL POLICIES AND PROCEDURES

The Audit Committee's policies and procedures require the Audit Committee to pre-approve a list of specified audit, audit-related and tax services, and review and approve the terms and fees for the annual integrated audit of the Consolidated Financial Statements. All requests for audit, audit-related and tax services that are not on the pre-approved list of specified services must be approved by the Audit Committee. JPMorgan Chase's pre-approval policy does not provide for a de minimis exception under which the pre-approval requirement may be waived.

Pre-approved services to be performed by PwC with estimated costs in excess of $250,000 are approved by the Chair of the Audit Committee; and pre-approved services with estimated costs less than or equal to $250,000 are delegated to the Firmwide Controller's office for approval.

Audit Committee report

The Audit Committee of the Board of Directors of JPMorgan Chase is comprised of three non-management directors. The Board has determined that each member of our committee has no material relationship with the Firm under the Board's director independence standards and that each member is independent under the listing standards of the NYSE, where the Firm's securities are listed, and under the SEC's standards relating to the independence of audit committees. The Board has also determined that each member is financially literate and is an audit committee financial expert as defined by the SEC.

CHARTER

The Audit Committee operates under a written charter adopted by the Board, which is available on our website at jpmorganchase.com/about/governance/board-committees/audit-committee. We annually review our charter and our practices. We have determined that our charter and practices are consistent with the listing standards of the NYSE and the provisions of the Sarbanes-Oxley Act of 2002. The purpose of the Audit Committee is to assist the Board in its oversight of:

- the independent registered public accounting firm's qualifications and independence,
- the performance of the Firm's internal audit function and the independent registered public accounting firm, and
- management's responsibilities to assure that there is in place an effective system of controls reasonably designed to safeguard the assets and income of the Firm; assure the integrity of the Firm's financial statements; and maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations.

AUDIT COMMUNICATIONS AND FEES

We discussed with PwC the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, *Communications with Audit Committees,* including PwC's overall audit scope and audit approach as set forth in the terms of their engagement letter; PwC's overall audit strategy for significant audit risks identified by them; and the nature and extent of the specialized skills necessary to perform the planned audit. We have established procedures to receive and track the handling of issues regarding accounting and reporting, internal control and auditing matters. In addition, we monitor the audit, audit-related and tax services provided by PwC. The Audit Committee has also evaluated and concluded that audit-related and tax services provided by PwC do not impair PwC's independence.

Details of the fees paid to PwC for its services, as well as the Audit Committee's "pre-approval policy" for such services, can be found on page 85.

ASSESSMENT OF PWC

The Audit Committee annually reviews PwC's qualifications, performance and independence in connection with its determination as to whether to retain PwC. In conducting our review we considered, among other things:

- the professional qualifications of PwC, and that of the lead audit partner, quality review partner and other key engagement partners;
- PwC's current and historical performance on the Firm's audit, including the extent and quality of its communications with the Audit Committee and the Firm's management;
- PwC's demonstrated professional skepticism and objectivity, including fresh perspectives brought through the required periodic rotation of the lead audit partner, the quality review partner and other partners who play a significant role in the audit engagement;
- PwC's demonstrated capability, expertise and efficiency in which it handles the breadth and complexity of the Firm's global operations, including the use of technology, specialists, and subject matter experts;
- PwC's depth of institutional knowledge and understanding of the Firm's global businesses, operations and systems, the financial services industry, including the global regulatory environment, U.S. and international accounting standards, the potential effect on the financial statements of the significant risks and exposures facing the Firm, and the Firm's internal control over financial reporting;
- external data relating to PwC's audit quality and performance, including recent PCAOB reports on PwC (including its global network of firms), and the results of peer review and self-review examinations;
- an analysis of PwC's known legal risks and significant proceedings that could impair PwC's ability to perform the Firm's annual audit;
- PwC's tenure as the Firm's independent auditor;
- the appropriateness of PwC's fees, both on an absolute basis and as compared with fees paid by certain peer banking firms; and
- the advisability and potential impact of selecting a different independent registered public accounting firm, including the additional costs and inefficiencies associated with hiring a new independent registered public accounting firm.

PwC provided us the written disclosures and the letter required by PCAOB's Ethics and Independence Rule 3526, *Communications with Audit Committees Concerning Independence,* and we discussed and confirmed with PwC their independence.

As a result of this evaluation, we believe PwC has the capability to provide the necessary expertise, independence and professional skepticism to continue to audit the Firm's businesses on a global basis, and we approved the appointment of PwC as JPMorgan Chase's independent registered public accounting firm for 2023, subject to shareholder ratification.

Management is responsible for the Firm's internal control over financial reporting, the financial reporting process and JPMorgan Chase's Consolidated Financial Statements. PwC is responsible for performing an independent audit of JPMorgan Chase's Consolidated Financial Statements and of the effectiveness of internal control over financial reporting in accordance with auditing standards promulgated by the PCAOB. The Firm's Internal Audit function, under the direction of the General Auditor, is independent of the Firm's businesses and the Independent Risk Management function. Internal Audit reports directly to the Audit Committee (and administratively to the Firm's CEO) and is responsible for preparing an annual audit plan and conducting internal audits intended to independently test and evaluate the Firm's governance, risk management and internal controls. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing; as noted above, the Audit Committee's responsibility is to monitor and oversee these processes.

The Audit Committee regularly meets and holds discussions with the Firm's management, internal auditors and with PwC, and also holds private sessions with the General Auditor and with PwC, without members of management present. These discussions include issues encountered during the audit, the Firm's quarterly earnings materials, and Quarterly and Annual Reports on Form 10-Q and Form 10-K, respectively, prior to filing with the SEC; as well as actions the Audit Committee has taken during the prior year.

Management represented to us that JPMorgan Chase's Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). We reviewed and discussed JPMorgan Chase's Consolidated Financial Statements with management, the General Auditor and PwC. We also reviewed and discussed with PwC the quality of the Firm's significant accounting principles, the reasonableness of critical accounting estimates and judgments, critical audit matters PwC identified during the audit, and the disclosures in JPMorgan Chase's Consolidated Financial Statements, including disclosures relating to significant accounting policies. We relied, without independent verification, on the information provided to us and on the representations made by management, internal auditors and the independent auditor. Based on our review of the reports given to us by PwC and our discussions with the Firm's management, internal auditors and PwC, as well as their respective representations to us, we recommended to the Board, and the Board approved, inclusion of the audited Consolidated Financial Statements in the 2022 Annual Report on Form 10-K, as filed with the SEC.

March 21, 2023

Audit Committee
Timothy P. Flynn (Chair)
Michael A. Neal
Phebe N. Novakovic

Shareholder proposals[1]:



RECOMMENDATION:
Vote AGAINST shareholder proposals, if presented

[1] The names, addresses and beneficial holdings of the proponents and any co-sponsors to a proposal are available to shareholders upon request by writing to the Secretary at the address listed on page 111.

PROPOSAL 5 — INDEPENDENT BOARD CHAIRMAN

Kenneth Steiner has advised us that he intends to introduce the following resolution:

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this proposal soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won our 47%-support at the 2021 JPM annual meeting. There are at least 2 ways this can be considered a majority vote. This 47% vote was especially impressive because the proposal had to swim up stream against repeated glossy management special solicitations sent to the shareholders who have no an independent source for proxy voting advice.

The 47% also represented a majority vote from the shares that had access to independent proxy voting advice. Any proposal that gets above 45% support has to get a majority vote from the most informed shares because there is an overwhelming abundance of automatic votes from the JPM shares that have no other source of proxy voting advice other than JPM management.

In response to this impressive 47 % vote management disingenuously put forth a policy that it could always have one person fill the 2 most important jobs at JPM as long as the directors gave almost any excuse to not have an independent board chairman.

JPM also needs to take the role of the lead director more seriously. JPM's so-called Lead Director, Mr. Stephen Burke, violates the most important attribute of a Lead Director - independence. As director tenure goes up director independence goes down. Mr. Burke has 19- years director tenure. And Mr. Burke got the most against votes of any JPM director in 2022 surpassing Mr. James Dimon who was third highest in against votes.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting. A lead director can delegate most of the lead director duties to others and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

Please vote yes:

Independent Board Chairman — Proposal 5


FOR

Shareholder Rights

Board Response to Proposal 5

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- The policy requested by the shareholder proposal would be adverse to the interests of the Firm's shareholders by restricting the Board's ability to use its experience, judgment, boardroom insight and ongoing shareholder feedback to make the best-informed decision on its leadership structure based on then-current facts and circumstances.
- The Board evaluates the Firm's leadership structure on an annual basis and believes that using its judgment to determine the appropriate structure is a core Board function and a key part of fulfilling its fiduciary duty to shareholders.
- The Board is focused on a successful transition of the current CEO's role. Following the 2021 Annual Meeting, the Firm engaged extensively with shareholders and adopted a general policy, upon the next CEO transition, that the Chair and CEO positions shall be separate, subject to the Board's determination of the leadership structure that best serves the Firm and its shareholders at the time.
- Contrary to the proponent's assertion, the Board determined that the current Lead Independent Director, Stephen B. Burke, is independent. Moreover, his tenure has allowed him to gain invaluable institutional knowledge making him extremely effective as Lead Independent Director.
- JPMorgan Chase's Lead Independent Director role includes robust responsibilities, independent authority and provides a strong counterbalance to the Chair. A Lead Independent Director is appointed when the Chair is not independent.

The Board of Directors views the determination of its leadership structure as a core Board function and a key part of fulfilling its fiduciary duty to shareholders. We believe that the Firm and its shareholders benefit most when our Board is free to exercise its discretion, including determining what leadership structure is in the best interest of the Firm and its shareholders based on its experience and judgment. The Board is committed to robust corporate governance practices that facilitate its strong independent oversight of the Firm and its management.

The Board's retention of discretion in reviewing its leadership structure evidences the Board's intent to give due consideration to the merits of separating the Chair and CEO positions. A proper exercise of the Board's discretion demands careful consideration of all available information. A restrictive policy such as that proposed by the proponent is not prudent, as it could prevent the Board from adopting the governance structure that it believes is best able to advance the interests of the Firm and its shareholders.

The independent directors of the Board evaluate the Firm's leadership structure on an annual basis. Considerations for leadership structure include, among other factors, the composition of the Board, the individuals serving in leadership positions, the needs and opportunities of the Firm at the time, and shareholder feedback. Such annual evaluation is important because "one size does not fit all" and there is no clear consensus about ideal leadership structures. A fixed policy requiring separation of the roles fails to consider many factors. Accordingly, leadership structures vary among companies. In fact, Shearman & Sterling's 2022 Corporate Governance & Executive Compensation Survey states that, of the 100 largest U.S. public companies listed on the NYSE and Nasdaq, 54 have a combined CEO/Chair role, and at the 46 companies where the chair and CEO positions are separated, 15 chairs were not independent.

In its evaluation, the Board also considers the role of the Lead Independent Director, whose responsibilities demonstrate the Board's commitment to empowering the Lead Independent Director to serve as an effective counterbalance to the CEO. Our Lead Independent Director focuses on the Board's priorities and processes, and his responsibilities include facilitating independent oversight of management and promoting open dialogue among the independent directors during Board meetings, at executive sessions without the presence of the CEO, and between Board meetings. Contrary to the claims of this proposal, our Lead Independent Director has meaningful duties and is an active proponent of the Board's, and the Firm's, success. The Board, Firm, and shareholders benefit from the independence and depth of knowledge and skill possessed by our Lead Independent Director as well as a continuity of experience that complements ongoing Board refreshment. We note that as Lead Independent Director, Mr. Burke has been supported by shareholders, receiving more than 90% of shareholder votes for each election during his tenure.

For 2023, the Board has determined that its current structure, with a combined Chair and CEO counterbalanced by a fully empowered Lead Independent Director, will best serve the interests of the Firm and its shareholders. The Firm's continued strong financial performance and meaningful progress on key initiatives, as described throughout this Proxy Statement, is evidence that the current structure allows for effective execution on strategic priorities.

In considering the appropriate leadership structure, the Board also considered the long-term performance of the Firm during the tenure of the current CEO in the combined role. Since Mr. Dimon became CEO, the Firm has delivered ROTCE that has consistently and substantially outperformed that of our PSU performance group by more than 400bps on average. Further, an investment made in JPMC 10 years ago would have significantly outperformed that of the KBW Bank and S&P Financials indices by 88 and 151 percentage points, respectively. This enduring outperformance demonstrates the capabilities of the current CEO in overseeing the Firm's business in the combined role.

The Board is also focused on a successful transition of the current CEO role. Last year, as part of the Board's annual review of its leadership structure and in response to shareholder feedback, it considered how shareholders may best be served upon the next management transition. As part of this process, the Board considered feedback through extensive shareholder outreach that identified both a preference among some shareholders for separate Chair and CEO positions and strong support for the current CEO. As a result, the Board enhanced our Corporate Governance Principles to provide, upon the next CEO transition, that the Chair and CEO positions will be separate, subject to the Board's determination at the time of transition of the Board leadership structure that best serves the Firm and its shareholders. If the Board in exercising its discretion, determines that retaining the current Chair best serves the interest of the Firm, it will also retain a strong Lead Independent director to facilitate independent oversight of management. The Board will continue to evaluate the structure on an annual basis even after the transition, and when the position of Chair is not filled by an independent director, the independent directors will appoint a Lead Independent Director.

Finally, it is unclear what the proponent intends in suggesting that the Firm adopt a "Temporary Chairman." This is not a standard corporate governance practice and would undermine the authority of the Chair role at JPMorgan Chase.

The Board recommends a vote against this proposal because it promotes an overly restrictive, mechanical analysis of the leadership structure of the Board that would prevent the Board from exercising its discretion to make the best-informed decision on its leadership structure. Proper exercise of discretion is critical in the Board's ability to fulfill its fiduciary duties. The Board believes that its general policy on the separation of the Chair and CEO roles upon the next CEO transition, and its strong governance practices in connection with the determination of its leadership structure and the role of the Lead Independent Director, best serve the Firm and its shareholders.



The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 6 — FOSSIL FUEL PHASE OUT

Sierra Club Foundation has advised us that it intends to introduce the following resolution:

Whereas: Climate change poses a systemic risk, with estimated global GDP loss of 11-14% by midcentury under current trajectories.[1] The climate crisis is primarily caused by fossil fuel production and combustion, which is enabled by funding from financial institutions.

According to scientific consensus, limiting warming to 1.5°C means that the world cannot develop new oil and gas fields or coal mines beyond those already approved (new fossil fuel exploration and development).[2] Furthermore, existing fossil fuel supplies are sufficient to satisfy global energy needs.[3] New oil and gas fields would not produce in time to mitigate current energy market turmoil resulting from the Ukraine War.[4]

JPMorgan Chase (JPM) has committed to align its financing with the Paris Agreement,[5] achieving net-zero emissions by 2050, consistent with limiting global warming to 1.5°C.[6] However, JPM's policies and practices are not net-zero aligned.

JPM is the world's largest funder of fossil fuels, providing over $382 billion in lending and underwriting to fossil fuel companies during 2016-2021 (34% more than the second-highest bank), including over $116 billion to 100 top companies engaged in new fossil fuel exploration and development.[7] CEO Jamie Dimon continues to make public statements calling for new oil leases and gas pipelines.[8]

Without a policy to phase out financing of new fossil fuel exploration and development, JPM is unlikely to meet its climate commitments and merits scrutiny for material risks that may include:

- Greenwashing: Regulators are tightening and enforcing greenwashing regulations, which could result in fines and settlements.[9]
- Regulation: Central banks, including the Fed, are starting to implement climate stress tests[10] and scenario analyses,[11] and some have begun to propose increased capital requirements for banks' climate risks.[12]
- Competition: Dozens of global banks have adopted policies to phase out financial support for new oil and gas fields[13] and coal mines.[14]
- Reputation: Campaigns targeting JPM's climate policies include hundreds of organizations with tens of millions of global members and supporters, including current and potential JPM customers.[15]

By exacerbating climate change, JPM is increasing systemic risk, which will have significant negative impacts - including physical risks and transition risks[16] - for itself and for diversified investors.

Best practices for banks to achieve net zero involve financing of companies reducing scopes 1-3 absolute emissions and allocating capital in line with science-based, independently verified short, medium and long-term decarbonization targets. Organizations like the Science Based Targets initiative and Transition Pathway Initiative can provide independent verification of decarbonization targets.

Resolved: Shareholders request that the Board of Directors adopt a policy for a time-bound phase-out of JPM's lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.

Supporting Statement: This proposal is intended, in the discretion of board and management, to enable support for JPM's energy clients' low-carbon transition.

---

1 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html
2 https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf
3 https://www.ipcc.ch/report/ar6/wg3/resources/spm-headline-statements/
4 https://www.iea.org/commentaries/what-does-the-current-global-energy-crisis-mean-for-energy-investment
5 https://www.jpmorganchase.com/news-stories/jpmorgan-chase-adopts-paris-aligned-financing-commitment
6 https://www.unepfi.org/net-zero-banking/commitment/
7 http://bankingonclimatechaos.org/
8 https://reports.jpmorganchase.com/investor-relations/2021/ar-ceo-letters.htm
9 https://www.bankingsupervision.europa.eu/press/speeches/date/2022/html/ssm.sp220922~bb043aa0bd.en.html
10 https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr220708~565c38d18a.en.html
11 https://www.federalreserve.gov/newsevents/pressreleases/other20220929a.htm
12 https://www.bis.org/review/r220223e.htm
13 https://oilgaspolicytracker.org/
14 https://coalpolicytool.org/
15 https://stopthemoneypipeline.com/
16 https://www.bis.org/bcbs/publ/d517.pdf

BOARD RESPONSE TO PROPOSAL 6

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- JPMorgan Chase supports the goals of providing secure, reliable, affordable energy while promoting clean energy solutions and strategies to reduce the world's carbon footprint. These goals are reflected in our 2030 financing portfolio-level emissions intensity reduction targets. The Firm continues to support our clients' development of long-term business strategies, emission reduction plans, and carbon disclosures consistent with those objectives.
- We are also helping to accelerate progress toward advancing innovative green technology and have set a target to finance and facilitate $1 trillion toward green initiatives.
- An abrupt withdrawal from financing new oil and natural gas projects would not be prudent, as it would increase risks associated with energy security without necessarily optimizing global carbon emissions reduction over the long-term. Our climate goals are sensitive to the necessity for technological advancements, the evolution of consumer behavior and demand, and the need for thoughtful climate policies and the balancing of our commitment to short-term targets with the need to facilitate energy security.
- Management is best positioned to make decisions on which types of economic activity to finance, as an important part of day-to-day operations of our core business in the interests of our shareholders.

The Firm supports the goals of providing secure, reliable, affordable energy while promoting clean energy solutions and strategies to reduce the world's carbon footprint. Two key features of our approach to climate involve financed emissions reduction targets and targets for investment in green technologies.

To that end, in 2021 we published portfolio-level emissions intensity reduction targets for the Oil & Gas, Electric Power and Auto Manufacturing sectors, and in 2022, we published 2030 portfolio-level emissions intensity reduction targets for three new sectors – Iron & Steel, Cement and Aviation. Our new targets are intended to align to the International Energy Agency's Net Zero Emissions by 2050 Scenario. The aggregate of these six sectors account for the majority of global emissions across the supply and demand side value chains of the global energy system.

We continue to work internally and with clients toward these targets. We have made progress in our climate-related capability building and established the Center for Carbon Transition ("CCT") in 2020 as the Firm's center of excellence to provide clients globally with cutting edge low-carbon transition focused advisory and expertise. Since then, the CCT published JPMorgan Chase & Co. Carbon Compass℠ (2021) and launched the Carbon Assessment Framework, which enables us to bring a climate lens to the way we make financing decisions in Oil & Gas and the five other sectors currently covered by our climate targets. We use a quantitative and qualitative assessment of our clients' emissions and decarbonization plans to provide scores that become one element of our transaction-level decision-making for in-scope clients. This approach, which now applies to both lending and capital markets activity, enables us to assess how an in-scope transaction may affect progress toward our portfolio-level targets. Our 2022 Climate Report includes detailed reporting on our progress toward our initial targets.

Massive investment in clean technologies is also required to provide feasible alternatives to traditional fuels. To help accelerate progress toward advancing green technology, the Firm set a target to finance and facilitate $1 trillion toward green initiatives, including supporting activities which advance climate action (such as renewable energy, clean technology and sustainable transportation) and other environmental objectives.

We disagree with the assertion that the proposed policy is necessary to achieve our climate targets. We believe that adoption of an inflexible policy to phase out financing of new fossil fuel exploration and development would not be prudent at a time when analysts project that the availability of alternatives to fossil fuels will not be sufficient to meet increases in energy demand over the medium term. This is exacerbated by the war in Ukraine and other geopolitical considerations that have contributed to higher energy costs and reduced reliability, negatively impacting national security and hurting the most vulnerable.

Phasing out fossil fuel financing entirely could also disincentivize some critical short term economic activity and simply transfer some carbon intensive banking activity and associated financed emissions elsewhere. Further, the proposal could reduce certain of our energy clients' access to capital when seeking to finance green and energy transition activities, such as renewables, hydrogen, carbon capture, and other such activities. Our approach to environmental sustainability is based on working with our clients to formulate and take action toward their transition strategies while realizing the economic opportunities of the transition to a low-carbon economy. In order to successfully transition the global economy, these companies may require more, not less, financing to decarbonize and support that transition.

We believe our approach to climate appropriately takes into account these global realities and sensibly balances the aim of emissions reduction and energy security by incentivizing reductions over time consistent with the availability of alternatives to fossil fuels. We have consistently noted that our climate goals are sensitive to the necessity for technological advancements, the evolution of consumer behavior and demand, and the need for thoughtful climate policies and the balancing of our commitment to short-term targets with the need to facilitate energy security.

Shareholder feedback is also an important consideration for management. In 2022, we solicited feedback through 172 engagements with 118 shareholders, which represented approximately 49% of the Firm’s outstanding common stock, and hosted two ESG events, which gave shareholders access to the Firm's senior leaders. The insights gained from these engagements helped to inform the Firm's approach to climate change, considerations for energy security and our work with clients to support the transition.

As a diversified financial institution, JPMorgan Chase conducts many business activities, and it is management's responsibility to determine whether and how to provide financing to specific sectors, companies and projects. These decisions are important to the Firm's day-to-day operations and require complex business judgments, taking into account, among other factors, risk considerations. Further, given the Firm's existing efforts to help address climate change and the significant market and energy insecurity risks associated with the adoption of a policy for a time-bound phase-out of JPMorgan Chase’s lending and underwriting to projects and companies engaging in new fossil fuel exploration and development, we believe the Firm's management is best positioned to make these decisions, with the oversight of the Board of Directors.

The Board believes that adoption of the requested policy would restrict management’s ability to make the best business judgments on which companies and projects to finance, and would not be in the interests of the Firm’s long-term shareholder value.



The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 7 — AMENDING PUBLIC RESPONSIBILITY COMMITTEE CHARTER TO INCLUDE MANDATE TO OVERSEE ANIMAL WELFARE IMPACT AND RISK

Harrington Investments has advised us that it intends to introduce the following resolution:

WHEREAS: Animal welfare issues present material financial, operational and reputational risks for companies that receive financing from our Company, and to JPMorgan Chase directly as their financier. These include risks of business disruption or loss of goodwill associated with inhumane treatment of animals such as animal testing and conditions of habitation, but they also may include environmental impacts of factory farming and related supply chain risks, and potential liabilities associated with issues of food safety, including diseases passed from animals to humans and overuse of antibiotics in livestock.[1]

To minimize these risks, some banks are taking animal welfare and related climate disruption issues into account as part of their lending practices.

Recently acquired subsidiary OpenInvest published an analysis of these issues prior to acquisition by JPMorgan: "A company that does not disclose or prioritize its processes or impact on animal welfare raises questions for investors on how effective that company can be in managing potential risks or opportunities down the road. It is also impossible to assess future risk without the disclosure of the right information."[2] After acquisition, JPMorgan added a notice stating that articles posted on the OpenInvest website prior to the acquisition did not necessarily reflect the views of JPMorgan.

In this instance, the divergence of views may be a significant concern. In its Environmental, Social, Governance (ESG) report, JPMorgan states: "We produce robust ESG-focused investment research to meet investors' needs for timely insights and analysis that support their sustainability and ESG investment strategies." JPMorgan established the Public Responsibility Committee (the "Committee") to provide "oversight and review of the Firm's positions and practices on public responsibility matters such as community investment, fair lending, sustainability, consumer practices and other public policy issues that reflect the Firm's values and character and impact the Firm's reputation among all of its stakeholders."[3]

The Committee's charter is instrumental in defining the scope of fiduciary duties of its members. The charter, as noted above, specifies some issues but omits others. Omitting inclusion of animal welfare issues risks a failure of oversight on material issues.

RESOLVED: Shareholders request that the Board revise the Public Responsibility Committee Charter to include Committee oversight of material issues related to animal welfare.

SUPPORTING STATEMENT:

Extending the fiduciary responsibility of board members to oversight of animal welfare issues can go hand-in-hand with improved transparency, through which the Board or Committee may update investors on any oversight or new policies developed to address material risks associated with animal welfare.

BOARD RESPONSE TO PROPOSAL 7

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- Risk is an inherent part of the Firm's business activities, and we are committed to strong risk management. The Firm's overall objective is to manage our business, and the associated risks, in a manner that balances serving the interests of our clients, customers and investors, and protecting the safety and soundness of the Firm.
- The Board as a whole is responsible for the oversight of management on behalf of the Firm's shareholders. In adherence with our Corporate Governance Principles and strong corporate governance practices, the Board carries out its risk oversight responsibilities directly and through its committees.
- Each of the Board's standing committees assists the Board in its oversight of ESG-related matters within its respective scope of responsibility. The specific areas of business activities and risk that each committee oversees may change over time depending on the needs of the Firm and the Board and the advice of senior management. Animal welfare as a standalone topic has not been identified as a key risk for the Firm.
- The Public Responsibility Committee provides oversight of the Firm's positions and practices on a full range of issues that reflect the Firm's values and character and impact its reputation among its stakeholders. It is not a single-issue committee.

Risk is an inherent part of the Firm's business activities, and we are committed to strong risk management. Our overall objective is to manage our businesses, and the associated risks, in a way that serves our clients, customers and investors while protecting the safety and soundness of the Firm. The Board as a whole is responsible for the oversight of risk management on behalf of the Firm's shareholders. In adherence with our Corporate Governance Principles and strong corporate governance practices, the Board carries out a significant portion of its oversight responsibilities through its principal standing committees, each of which consists solely of independent members of the Board. A description of

[1] https://www.openinvest.com/articles-insights/support-animal-welfare
[2] New Animal Welfare Cause: How to Avoid Future Risk and Hold Businesses Accountable, Published on May 12, 2021. https://www.openinvest.com/articles-insights/support-animal-welfare
[3] https://www.jpmorganchase.com/about/governance/board-committees

each of these committees and its responsibilities is found in this Proxy Statement.

With respect to environmental, social and governance ("ESG") matters referenced by the proponent, each of the Board's standing committees assists the Board in its oversight of ESG-related matters within its respective scope of responsibility. The Corporate Governance & Nominating Committee annually reviews the allocation of responsibility among the committees, and the specific areas of business activities and risk that each committee oversees may change over time depending on the needs of the Firm and the Board and the advice of senior management. Animal welfare as a standalone topic has not been identified as a key risk for the Firm.

In accordance with its charter, the Public Responsibility Committee ("PRC") provides oversight of the Firm's positions and practices on public policy issues that reflect the Firm's values and character and impact its reputation generally among its stakeholders. The PRC is not a single-issue committee. It oversees numerous issues that are consistent with its purpose but are not specifically enumerated in its charter. The inclusion or omission of a particular issue in the committee's charter does not indicate the degree of time or attention that may, or may not be, spent on that topic in the course of the PRC's, or the Board's, work.

The shareholder proposal refers to the connection between animal welfare and climate disruption, and suggests that banks, through their lending practices, can contribute to minimizing the risks of many potential negative impacts at the intersection of these issues. We strive to do our part to help address climate change. The Firm has embarked on numerous initiatives relating to climate change that underscore our ongoing efforts to advance sustainability in our operations and financing activities. Our efforts are guided by the three pillars of our environmental sustainability strategy - scaling green solutions, meeting needs responsibly, and minimizing our operational impact - all of which is underpinned by our ongoing focus on accountability, transparency and engagement.

We believe the proposal to add animal welfare considerations to the PRC Charter is not necessary in light of the Board's already robust risk oversight framework and would provide no meaningful benefits to shareholders.



The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 8 — SPECIAL SHAREHOLDER MEETING IMPROVEMENT

John Chevedden has advised us that he intends to introduce the following resolution:

Shareholders ask our Board to take the steps necessary to amend the appropriate company governing documents to give street name shares and non-street name shares an equal right to call for a special shareholder meeting and that the current 20% of shares requirement to call a special meeting be improved to 10% of shares. 10% of shares is reasonable because some states require that 10% of shares be able to call for a special shareholder meeting.

One of the main purposes of this proposal is to give all shares, including street name shares, the right to normally participate in calling for a special shareholder meeting to the fullest extent possible and to clear up any ambiguity on whether street name shares can formally participate equally in calling for a special shareholder meeting without converting their shares to another class of stock.

One of the main purposes of this proposal is to make sure that all street name shares can count 100% toward the percent of shares needed to call for a special shareholder meeting to the fullest extent possible and clear up any ambiguity.

It is important to clear up ambiguity because ambiguity means that once a group of shareholders go through the process to call for a meeting the result is a JPM lawsuit immediately over an interpretation of meeting the requirements and thereby killing in the crib the attempt to call for a special shareholder meeting. The current JPM bylaw words regarding calling for a special shareholder meeting are defective in regard to clarity.

Currently it takes a theoretical 20% of all shares outstanding to call for a special shareholder meeting.

It then appears that all the shares that are held in street name are 100% disqualified from participating in the calling of a special shareholder meeting. If 50% of JPMorgan shares are held in street name then it would take 40% of non-street name shares (20% times 2) to call for a special shareholder meeting. If 75% of JPMorgan shares are held in street name then it would take 80% of non-street name shares (20% times 4) to call for a special shareholder meeting.

A right for 40% or 80% of a limited class of shares to call a special shareholder meeting, and excluding all other shares, is not much of a right for the Board to brag about. Plus JPMorgan shareholders have a useless right to act by written consent, a related issue.

Calling for a special shareholder meeting is hardly ever used by shareholders but the main point of the right to call for a special shareholder meeting is that it gives shareholders at least significant standing to engage effectively with management.

Management will have an incentive to genuinely engage with shareholders, instead of stonewalling, if shareholders have a realistic Plan B option of calling a special shareholder meeting.

Please vote yes:

Special Shareholder Meeting improvement - Proposal 8


FOR

Shareholder Rights

BOARD RESPONSE TO PROPOSAL 8

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- JPMorgan Chase provides shareholders with various opportunities to engage with the Board and management as well as important rights, including the right to call a special meeting.
- Our current record holder status requirement and the 20% ownership threshold promote shareholder rights while safeguarding the interests of all shareholders.
- The right to call a special meeting is extended to shareholders of record (registered ownership). Shareholders who hold their shares in street name (beneficial ownership) may invoke the right to call a special meeting by transferring their shares to registered ownership.
- The Firm cannot meaningfully engage with shareholders who wish to invoke their right to call a special meeting, unless they self-identify by registering their ownership.
- The provisions governing our shareholders' right to call a special meeting strike a balance between protecting the interests of all shareholders, large and small, and avoiding a waste of resources to address narrowly supported interests.

The right of JPMorgan Chase shareholders holding in the aggregate 20% or more of the Firm's common stock to call a special meeting exemplifies the Firm's ongoing commitment to strong corporate governance practices that are designed to enable meaningful shareholder engagement and promote long-term shareholder value. We believe the Firm's existing special meeting provisions are clear and accessible by our shareholders. This proposal overcomplicates a straightforward process of transferring shares in an effort to allege disenfranchisement of certain shareholders.

The right to call a special meeting is an important shareholder right that complements the wide array of opportunities our shareholders have to engage with the Board and management, including the rights to act by written consent, to proxy access and to annually elect directors by majority vote. Our Board and management also engage actively with shareholders throughout the year, on a wide variety of topics, through numerous investor meetings and conferences and an annual Shareholder Outreach Program that includes shareholders representing approximately 50% of the Firm's outstanding common stock.

The Firm's current special meeting threshold allows a significant number of shareholders who share interest in a common topic to call for consideration of a corporate action. At the same time, the requirement provides important protections for the benefit of all shareholders. Commensurate with their importance, shareholder meetings are significant events that require dedicated expense and attention from the Board, management and other Firm employees. Enabling a few large shareholders that together meet a lower ownership threshold to monopolize this right would result in outsized attention and resources being devoted to the special interests of a minority, at the expense of the Firm's smaller shareholders.

A special meeting permits shareholders to engage directly with the Board, discuss applicable shareholder concerns, and hold the Board accountable. To permit a few large shareholders wishing to call a special meeting to leverage shares held in the relative anonymity of street name would contradict the very point of the meeting. A special meeting gives shareholders the ability to voice their views directly to the Board and management, and it is critical for the Board to know with whom it is engaging in such a setting to respond effectively. Permitting shareholders to call a special meeting in street name would create ambiguity and hamper effective dialogue regarding shareholder interests.

Contrary to the claim of the proponent, the manner in which shareholders may call for a special meeting is not ambiguous. The right of shareholders of record holding at least 20% of the outstanding shares of our common stock to call a special shareholder meeting is stated plainly in the Firm's By-laws and referenced in this Proxy Statement. This Proxy Statement also provides clear information about the implications of holding shares in street name. On pages 108-109 of this Proxy Statement, we explain the difference between shareholders of record and beneficial owners of shares held in street name and describe how shares held under each designation are voted.

Registering shares in street name is not compulsory, but offers shareholders recognized benefits, including the convenience, efficiency and security of working with a brokerage firm. It is important to note that any shareholder wishing to become a shareholder of record in order to participate in a call for a special meeting may do so. In the event that any of the Firm's shareholders who hold shares in street name wish to become shareholders of record, they can do so easily by initiating a notice of withdrawal with their brokers requesting the transfer of their shares to the Firm's transfer agent. Once the notice process has been completed with the shareholder's broker, it is expected that the registered shares will appear in the shareholder's transfer agent account on the next business day. There is no requirement that shareholders convert their shares to a different class of stock in order to change from street name to non-street name.

The proponent has introduced substantial and unnecessary complexity to a straightforward matter. As part of the Firm's commitment to maintaining robust corporate governance practices, our current record holder status requirement and the 20% ownership threshold required to call a special meeting strike the appropriate balance between promoting shareholder rights and safeguarding the interests of all shareholders. Our approach to these important shareholder rights is part of the Firm's strong corporate governance practices, which include providing shareholders with opportunities to engage meaningfully with the Board and management. The Board does not believe that any aspect of this proposal will further shareholder interests.



The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 9 — REPORT ON CLIMATE TRANSITION PLANNING

As You Sow, on behalf of Catherine Raphael, has advised us that it intends to introduce the following resolution:

RESOLVED: Shareholders request that JP Morgan Chase issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies necessary to achieve its targets, the reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

WHEREAS: The banking sector has a critical role to play in achieving global Net Zero by 2050 goals. The Net Zero Banking Alliance (NZBA) notes that 40 percent of global banking assets have committed to aligning lending and investment portfolios with Net Zero by 2050.[1] But targets alone are insufficient. Investors seek disclosures demonstrating banks' concrete transition strategies to credibly achieve their disclosed emission reduction targets.

The United Nations has recommended that financial institution transition plans demonstrate how all parts of the business align with interim targets and long-term net zero targets.[2] Other guidelines exist to help financial institutions operationalize and translate net zero commitments into strategies "with specific objectives ... against which progress can be assessed." [3,4]

JP Morgan Chase is the largest global funder of fossil fuels, with nearly $62 billion in fossil fuel financing in 2021, and $382 billion between 2016 through 2021.[5]

Recognizing the need for action and the importance of achieving global 1.5°C climate goals, Chase is a member of NZBA. In October 2021, Chase announced a Net Zero by 2050 greenhouse gas emissions (GHG) reduction goal; it also set 2030 intensity reduction targets for its oil and gas, electric power, and auto manufacturing emissions. Chase states that it will implement these targets by assessing client's emissions and decarbonization plans when considering new transactions; by supporting clients with capital and expertise, strategic advice, connectivity to bank products and solutions, and sustainable investing; and facilitating approximately $1 trillion through 2030 to accelerate the transition to a low-carbon economy.[6,7] Chase has also committed to integrate climate into its risk management framework.[8]

These are important first steps. But Chase cannot stop there. Shareholders are concerned that Chase does not demonstrate a concrete transition plan for achieving its 2030 sectoral reductions targets. An effective transition plan creates accountability by describing the policies, indicators, milestones, metrics, and timelines to deliver on its 2030 decarbonization targets and ensure investors that it is fully accountable for the risks associated with its financing of high-carbon activities. Currently, Chase has not demonstrated whether its planned actions will result in 1.5 degree aligned emissions reductions.

The disclosures requested in this proposal will help assure investors that Chase has an effective and accountable transition plan in place for achieving its 2030 intensity goals.

BOARD RESPONSE TO PROPOSAL 9

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- JPMorgan Chase supports the goals of providing secure, reliable, affordable energy while promoting clean energy solutions and strategies to reduce the world's carbon footprint. The Firm continues to support our clients' development of long-term business strategies, emission reduction plans, and carbon disclosures consistent with those objectives.
- We believe the actions we are taking today will position us well to make progress toward our targets in the years ahead, and through disclosures, events and engagements, we have provided transparency and access to our climate leaders allowing shareholders and others to assess this progress.
- The Firm's 2022 Climate Report provides detailed information, including our progress on existing climate targets in three carbon intensive sectors, and new net zero-aligned targets for three additional carbon intensive sectors. We have also disclosed our intent to share more details on our plan to report absolute financed emissions in 2023.
- We have disclosed details about our methodology. The Firm's Center for Carbon Transition published JPMorgan Chase & Co.'s Carbon Compass℠ (2021) and launched the Carbon Assessment Framework, a new measure that fosters implementation of 2030 targets into decision-making.
- We provide detailed information about the Firm's approach to climate risk management, including the use of a climate risk identification framework and using scenario analysis to help assess potential transition risk impacts to the Firm.

1 https://www.unepfi.org/net-zero-banking/
2 https://www.un.org/sites/un2.un.org/files/high-level_expert_group_n7b.pdf p.21-22
3 https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-to-net-zero-28-July.pdf
4 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf
5 https://www.ran.org/wp-content/uploads/2022/03/BOCC_2022_vSPREAD-1.pdf
6 https://www.jpmorgan.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/jpmc-esg-report-2021.pdf p.12
7 https://www.jpmorgan.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/jpmc-esg-report-2021.pdf p.6
8 https://www.jpmorgan.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/jpmc-esg-report-2021.pdf p.54

The Firm supports the goals of providing secure, reliable, affordable energy while promoting clean energy solutions and strategies to reduce the world's carbon footprint. The Firm continues to support our clients' development of long-term business strategies, emission reduction plans, and carbon disclosures consistent with those objectives.

In 2021, we published portfolio-level emissions intensity reduction targets for Oil & Gas, Electric Power and Auto Manufacturing sectors, and in 2022, we published 2030 portfolio-level emissions intensity reduction targets for three new sectors - Iron & Steel, Cement and Aviation. Our new targets are intended to align to the International Energy Agency's Net Zero Emissions by 2050 Scenario. The aggregate of these six sectors account for the majority of global emissions across the supply and demand side value chains of the global energy system.

Further, we have established the Firm's Center for Carbon Transition ("CCT") as the Firm's center of excellence to provide clients globally with cutting edge low-carbon transition focused advisory and expertise. Since then, the CCT published JPMorgan Chase & Co's Carbon Compass^{SM} (2021) and launched the Carbon Assessment Framework, which enables us to bring a climate lens to the way we make financing decisions in the six sectors covered by our climate targets. We use a quantitative and qualitative assessment of our clients' emissions and decarbonization plans to provide scores that become one element of our transaction-level decision-making for in-scope clients. This approach, which now applies to both lending and capital markets activity, enables us to assess how an in-scope transaction may affect progress toward our portfolio-level targets.

In addition, the Firm has set a target to finance and facilitate $1 trillion toward green initiatives, including supporting activities which advance climate action (such as renewable energy, clean technology and sustainable transportation) and other environmental objectives.

We have disclosed details about our approach, including specific targets, measurement tools, and quantified progress towards our targets. The Firm's 2022 Climate Report[9], informed by recommendations of the Task Force for Climate Related Financial Disclosures, outlines the measures we are taking to address the climate challenge across our business against the backdrop of global energy shortages. The report provides details on how we are responding to climate risks and opportunities, including helping clients meet their objectives and our evolving strategies and programs to support the transition to a low-carbon economy. It also provides updates on how we are measuring and making progress towards previously established targets for the Oil & Gas, Electric Power and Automotive Manufacturing sectors and announces 2030 emissions intensity reduction targets for three new sectors.

The report also describes the Firm's approach to climate-related risk management. We recognize that, as a global financial institution, our clients, operations and business strategy may be impacted by climate change – either from the transition to a low-carbon economy (transition risk) or through the changing climate itself (physical risk). We have developed a climate risk framework to assess the ways in which these climate risks may impact each of our four risk types (strategic, credit & investment, market and operational). This framework is designed to enable assessment, quantification and management of the climate risks that may manifest across our diverse global footprint.

We believe the actions we are taking today will position us well to make appropriate progress toward our targets in the years ahead. We have previously indicated our belief that such progress will not be linear, as it will take time to implement effective and innovative solutions while also continuing to promote energy security and meet important economic and societal needs around the world. We have also consistently noted that our climate ambitions are subject to important prerequisites and considerations, both within and outside of our control, including the necessity of technological advancements, the evolution of consumer behavior and demand, and the need for thoughtful climate policies – as well as the potential impact of legal and regulatory obligations and the challenge of balancing our commitment to short-term targets with the need to facilitate energy security. The detail required in the proposal does not give appropriate weight to these realities and the potential need to adjust course as circumstances may merit.

Shareholder feedback is an important consideration for management. In 2022, we solicited feedback through 172 engagements with 118 shareholders, which represented approximately 49% of the Firm's outstanding common stock, and hosted two ESG events, which gave shareholders access to the Firm's senior leaders. The insights gained from these engagements helped to inform the Firm's approach to climate change, considerations for energy security and our work with clients to support the transition.

We believe our Climate Report provides shareholders with appropriate and meaningful information, including details about management's approach to climate risk management, the Firm's existing efforts to help address climate change, and extensive disclosure of our strategies and progress. The requested report would prescribe the content of our climate-related communications and would not necessarily be in the interests of long-term shareholder value.



The Board of Directors recommends a vote AGAINST this proposal.

9 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf

PROPOSAL 10 – REPORT ON ENSURING RESPECT FOR CIVIL LIBERTIES

David Bahnsen has advised us that he intends to introduce the following resolution:

Supporting Statement: Companies that provide banking or financial services are essential pillars of the marketplace. Because of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating when providing financial services to the public. And the UN Declaration of Human Rights, consistent with many other laws and the U.S. Constitution, recognizes that "everyone has the right to freedom of thought, conscience, and religion."[1] Financial institutions should respect these freedoms.

As shareholders of JPMorgan Chase & Co., ("JPMC" or "the Company") we believe it is of great import that the Company respect civil rights by identifying potential factors that may contribute to discrimination in the provision of services based on race, color, religion, sex, national origin, or social, political, or religious views.

We are particularly concerned about recent evidence of religious and political discrimination by companies in the financial services industry, as detailed in the Statement on Debanking and Free Speech.[2]

When companies engage in this kind of discrimination, they hinder the ability of individuals, groups, and businesses to access and equally participate in the marketplace and instead skew it to their own ends.

The Statement on Debanking and Free Speech identified many companies in the financial services industry that frequently include vague and subjective standards in their policies like "hate speech" or promoting "intolerance" that allow employees to deny or restrict service for arbitrary or discriminatory reasons. The 2022 edition of the Viewpoint Diversity Business Index[3] also identified numerous examples of this in many companies' terms of service. The inclusion of vague and arbitrary terms risks impacting clients' exercise of their constitutionally protected civil rights, by creating the potential that such persons or groups will be denied access to essential services as a consequence of their speech or political activity. Moreover, they risk giving fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that such policies provide.

These actions and policies are an affront to public trust, destabilize the market, and threaten the ability of American citizens to live freely and do business according to their deeply held convictions.

JPMC also maintains that it promotes good social policy and diversity, equity, and inclusion practices.[4] It is important for the shareholders to know that the Company is adhering to its own standards by serving diverse consumers without regard to their beliefs or other factors above.

Resolved: Shareholders request the Board of Directors of JPMorgan Chase & Co. conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals' exercise of their constitutionally protected civil rights.

BOARD RESPONSE TO PROPOSAL 10

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- We believe the requested report is based on allegations that are not true. It is not our policy to debank people because of their political views or religious affiliation. We believe the Firm has a strong corporate culture that values diversity of backgrounds, ideas and experience and effectively works to prevent discrimination.
- The Firm has in place anti-discrimination policies that are intended to promote equal opportunity and prevent discrimination and harassment.
- The maintenance of accounts is subject to extensive applicable law and regulation. Adherence to these obligations may, under certain circumstances, require account closures. It is not our policy to debank people because of their political views or religious affiliation.

We believe the requested report is based on allegations that are not true. It is not our policy to debank people because of their political views, ideas or religious affiliation. JPMorgan Chase is working to support a diverse and inclusive culture for our employees and our business, and the Firm has key policies in place intended to prevent discrimination. The Firm's Equal Opportunity, Anti-discrimination and Anti-Harassment Statement[5] describes our commitment to maintaining a safe, productive, diverse, inclusive, professional, collegial and secure work environment in which all individuals are treated with respect and dignity. The Statement clearly states that the Firm will not tolerate discrimination, harassment or inappropriate conduct by or against employees or customers, or any other individuals who conduct business with the Firm. Given the proponent's concern with allegations of religious and political discrimination, we note that the Statement specifically includes "creed, religion and religious affiliation" among the prohibited bases for discrimination.

1 https://www.un.org/en/about-us/universal-declaration-of-human-rights.
2 https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf.
3 https://viewpointdiversityscore.org/business-index.
4 https://www.jpmorgan.com/commercial-banking/insights/how-to-evaluate-your-deistrategy#:~:text=Building%20a%20sustainable%20diversity%2C%20equity%20and%20inclusion%20%28DEI%29, of%20Diversity%2C%20Equity%20%26%20Inclusion%20at%20JPMorgan%20Chase
5 https://www.jpmorganchase.com/impact/people/equal-opportunity-anti-discrimination-and-anti-harassment-statement

Further, Our Code of Conduct ("Code")[6] provides employees with the principles to help guide their conduct with clients, customers, and others who conduct business with the Firm. The Code states that diversity and inclusion are a priority at the Firm and references the benefits of diverse ideas and a workforce that reflects the diverse set of customers we serve. It also reinforces the Firm's respect for the right to engage in personal political activity and diverse ideas. At the same time, the Code makes it clear that personal political activities may not involve the use of Firm time or resources. The Code applies to the employees and directors of the Firm and its direct and indirect subsidiaries, each of whom are required to annually affirm compliance with the Code and receive regular conduct and culture trainings.

The Firm's anti-discrimination policies are subject to robust governance and oversight. Senior leadership and the Board are responsible for setting the "tone at the top." The Board of Directors provides oversight of the business and affairs of the Firm, including its culture and conduct. Each of the Board committees oversees conduct risks within its scope of responsibility. The Compensation and Management Development Committee oversees the Firm's Business Principles, culture and significant employee conduct issues and any related actions. The Audit Committee receives regular reports from management on the Code of Conduct program. Frequent training and awareness programs for employees are designed to promote a workplace free of discrimination and harassment.

Employees are required to promptly report any potential or actual violations of the Code, Firm policy, law or regulation related to our business. Issues can be raised with their manager, Compliance Office, Global Security or Human Resources or through JPMorgan Chase's Conduct Hotline. The Hotline is operated by an independent third-party report service, available any time, night or day, and where permitted by applicable law, callers may report anonymously.

The requested report is based on allegations that are not true. It is not our policy to debank people because of their political views or religious affiliation. The Firm and its subsidiaries are subject to comprehensive consolidated supervision, regulation and examination by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Consumer Financial Protection Bureau, including customer due diligence guidance and the Bank Secrecy Act/Anti-Money Laundering legal and regulatory requirements. Adherence to these obligations sometimes requires denial of service or closure of accounts.

Decisions to terminate or not terminate any accounts are made with management's careful consideration of legal, regulatory, and operational and other factors, and are handled with scrutiny and confidentiality. Further, we believe the Firm's anti-discrimination policies and practices help to promote a diverse workforce and an inclusive environment where all individuals, including our customers and clients, are treated with respect and dignity. We believe our policies are transparent and provide for effective accountability. The requested report would not provide our shareholders with meaningful additional information.



The Board of Directors recommends a vote AGAINST this proposal.

[6] https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/code-of-conduct.pdf

PROPOSAL 11 – REPORT ANALYZING THE CONGRUENCE OF THE COMPANY'S POLITICAL AND ELECTIONEERING EXPENDITURES

James McRitchie has advised us that he intends to introduce the following resolution:

WHEREAS: JPMorgan Chase ("Chase") states that it "believes that responsible corporate citizenship demands a strong commitment to a healthy and informed democracy through civic and community involvement," and that it, therefore, engages in lobbying and other public policy advocacy. The issues that Chase identifies as particularly important to its business include:

- Inclusive economic growth;
- Diversity, equity, and inclusion, including racial, gender, and gay and transgender ("LGBTQ+") rights; and
- Environmental, social, and corporate governance ("ESG").[1]

However, Chase's political expenditures appear to be misaligned with its public statements on company values, views, and operational practices.

For example, Chase states that its employee Political Action Committee (PAC) "support(s) candidates, parties and committees whose views on specific issues are consistent with the Firm's priorities,"[2] but it has contributed hundreds of thousands of dollars to state and federal lawmakers with extreme anti- LGBTQ+ voting records.[3] Likewise, Chase has extensively contributed to sponsors of legislation that restricts access to reproductive healthcare.[4] Chase's support for these lawmakers come despite its warning that "candidates who advance positions or exhibit behaviors that are in conflict with the Firm's ethos may be ineligible for PAC donations."[5]

Chase also trumpets its commitment to "supporting the transition to a low-carbon economy,"[6] yet funds industry associations like the Chamber of Commerce and the Business Roundtable that oppose meaningful climate action.[7] Similarly, while Chase claims that supporting ESG is a core tenet of its political engagement, Chase sponsors the State Financial Officers Foundation ("SFOF"), an organization that works to prevent investor consideration of climate risk and other ESG factors, despite a recent pledge to end its sponsorship of this controversial group.[8] SFOF has, in turn, promoted anti-ESG investigations directly targeting Chase and its ability to conduct business with certain states.[9]

Finally, while Chase claims to support voting rights,[10] it is among the top corporate contributors to sponsors of anti-voting legislation.[11]

RESOLVED: Shareholders request the Board publish a report, at reasonable expense, analyzing the congruence of Chase's political and electioneering expenditures during the preceding year against Chase's publicly stated company values and policies; listing and explaining any instances of incongruent expenditures; and stating whether the company has made, or plans to make, changes in contributions or communications to candidates as a result of identified incongruencies.

SUPPORTING STATEMENT: Shareholders recommend, at Board and management discretion, that the report include an analysis of risks to the Company brand, reputation, or shareholder value associated with expenditures in conflict with its publicly stated values.

As used in this resolution, "political and electioneering expenditures" means spending, from corporate treasury and from any associated PACs, directly or through a third party, at any time during the year, which are either direct lobbying expenditures or which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate, piece of legislation, or regulation, including payments made pursuant to membership in trade associations or politically active nonprofits.

1 https://www.Chaseorganchase.com/about/governance/political-engagement-and-public-policy
2 Ibid
3 https://popular.info/p/corporate-pride-political-donations?s=r
4 https://www.businessinsider.com/wall-street-finance-anti-abortion-lawmakers-2022-5
5 https://www.Chaseorganchase.com/about/governance/political-engagement-and-public-policy
6 https://www.Chaseorganchase.com/impact/sustainability
7 https://www.Chaseorganchase.com/content/dam/Chasec/Chaseorgan-chase-and-co/documents/2021-political-engagment- report-final.pdf; https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable
8 https://casten.house.gov/media/press-releases/casten-statement-responses-wells-fargo-Chaseorgan-regarding-sfof-sponsorship
9 https://www.responsible-investor.com/west-virginia-targets-blackrock-goldman-sachs-and-jp-morgan-chase-under-anti-esg-investing-law/
10 https://www.cnn.com/2021/03/30/business/jamie-dimon-voting-rights-Chaseorgan
11 https://www.greenpeace.org/usa/wp-content/uploads/2021/05/Democracy-Report-2.pdf

BOARD RESPONSE TO PROPOSAL 11

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- We believe engagement in the political process is an important tool to advance and protect the long-term interests of the Firm and our shareholders, and we participate in a number of initiatives we believe benefit our stakeholders, including public policy engagement, lobbying and trade association membership.
- The Firm's engagement in the political process comes with the understanding that we may not always agree with all the positions of a legislator or trade association. The Firm seeks to engage on core business issues and policy initiatives that we believe advance and protect the long-term interests of the Firm and our stakeholders and we make our own independent decisions on each issue.
- In March 2022, JPMorgan Chase updated its Political Engagement and Public Policy ("PEPP") Statement, committing to review for substantial misalignment in the Firm's values and organizational priorities and recipients of political contributions from our employee PACs in our annual Political Engagement Reports.
- Effective governance and transparency are important components of our approach to political engagement. Our political activities, as well as our lobbying and governance and oversight practices, are described in detail on the PEPP Statement page of our website, which provides extensive information, including links to five years of Political Engagement Reports that detail the specific amounts contributed to individuals, ballot initiatives, organizations and state and federal lobbying.
- JPMorgan Chase has long been recognized as a leader in corporate political transparency and accountability. Since 2019, our policies and practices have consistently earned a score of 97.1 out of 100 in the Center for Political Accountability (CPA)-Zicklin Index of Corporate Political Disclosure and Accountability.

JPMorgan Chase believes that responsible corporate citizenship demands a strong commitment to a healthy and informed democracy through civic and community involvement. Our business is subject to extensive laws and regulations, and changes to such laws can significantly affect how we operate, our revenues and the costs we incur. Because of the impact public policy can have on our businesses, employees, communities and customers, we engage with policymakers holding a range of views, on a range of issues to advance and protect the long-term interests of the Firm. Governance and transparency are important components of our approach and are part of our framework for engagement in the political process.

Managed by the Firm's Government Relations and Public Policy ("GRPP") team, our employee PACs are funded entirely by voluntary contributions from eligible employees. Contributions are made on a bipartisan basis to support candidates, parties and committees whose views on specific issues are consistent with the Firm's priorities, prioritizing candidates who represent communities we serve and demonstrate support for policies of importance to the Firm. Our policies prohibit the use of corporate funds to contribute to candidates, political party committees and PACs. The Firm does not use corporate funds to make independent political expenditures or electioneering communications and we restrict trade associations from using our membership dues for any such election-related activity.

We acknowledge concerns have been expressed by some investors and stakeholders about the potential for misalignments between our Firm's values and priorities and the recipients of our political contributions. To address these concerns, on March 29, 2022, JPMorgan Chase updated its PEPP Statement to state: "In the event of a substantial misalignment with the company's values and organizational priorities and the recipients of political contributions, we would disclose such misalignment with information about our response in our annual Political Engagement Report."

PAC disbursement decisions are intended to reflect areas of common interest and engagement opportunities with legislators and candidates. Like other corporate PACs, we participate in a rigorous election-cycle budget process designed to identify and support the election efforts of legislators and candidates who support core business issues and policy initiatives that we believe advance and protect the long-term interests of the Firm. Legislators address a wide range of complex issues, and we recognize that we will not align with all positions of legislators. We take a bipartisan approach to our PAC disbursements and closely monitor disbursement ratios. No single criterion or policy determines a candidate's eligibility for PAC contribution; however, candidates whose positions substantially misalign with the Firm's views on issues of importance to the Firm may be ineligible for PAC donations. The JPMC PAC governance structure allows for pauses in political support. However, we do not believe permanently severing relationships serves the best interests of the Firm and our stakeholders. GRPP reviews recipients on an ongoing basis for actions inconsistent with the Firm's values and also reviews candidate-giving at the beginning of every election cycle.

Further, the Firm belongs to a number of trade associations that advocate on major public policy issues of importance to the Firm and the communities we serve. The Firm's participation in these associations comes with the understanding that we may not always align with all of their positions or those of its other members. We are committed to independent decision-making at the Firm and providing appropriate feedback on the efforts by these associations.

The Firm evaluates membership with trade associations on an annual basis, while recognizing that these organizations may engage in legislative and policy priorities that extend beyond the scope of core financial services and banking issues. Any change of our principal trade associations will be reflected on our annual Political Engagement Report.

JPMorgan Chase has long been recognized as a leader in corporate political transparency and accountability. Since 2019, our policies and practices have consistently earned a score of 97.1 out of 100 in the Center for Political Accountability (CPA)-Zicklin Index of Corporate Political Disclosure and Accountability, which ranks the political spending disclosure of S&P 500 companies, meriting JPMorgan Chase "Trendsetter" status for corporate political disclosure since 2015. Our political engagement and lobbying activities, as well as our governance and oversight practices, are described in detail on the PEPP page, including links to five years of Political Engagement Reports, setting forth for each year:

- All contributions made by our employee PACs,
- Any corporate payment made to support or oppose a ballot initiative,
- Information about our state lobbying activity,
- Detailed information about JPMorgan Chase's federal lobbying disclosures, including three years of lobbying expenditures and the key subjects on which we lobby, and
- The principal trade associations to which we belong and the aggregate value of our membership payments to such organizations attributable to lobbying.

As a recognized leader in corporate political transparency and accountability, we believe the Firm's current disclosures about its political spending policies and practices and its recent commitment to disclose any identified substantial misalignment in the company's values provide shareholders with meaningful information and address the concerns raised in the proposal. The requested report would not provide additional value to shareholders and is not in the interests of long-term shareholder value.



The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 12 – ABSOLUTE GHG REDUCTION GOALS

The Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, and the New York City Board of Education Retirement System, has advised us that it intends to introduce the following resolution:

RESOLVED: Shareholders request JPMorgan Chase ("JPMorgan") issue a report within a year, at reasonable expense and excluding confidential information, that discloses 2030 absolute greenhouse gas ("GHG") emissions reduction targets covering both lending and underwriting for two high emitting sectors: Oil and Gas and Power Generation. These targets should be aligned with a science-based net zero pathway and in addition to any emission intensity targets for these sectors that JPMorgan has or will set.

Supporting Statement: The Intergovernmental Panel on Climate Change (IPCC) has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C.[1] Every incremental increase in temperature above 1.5°C will entail increasingly severe physical, transition, and systemic risks to companies, investors, the markets, and the economy as a whole. Climate change mitigation is therefore critical to address investment risks in order to avert the large economic losses projected to occur if insufficient action is taken.

According to the International Energy Agency, transformation of the Oil and Gas and Power Generation sectors are critical to reaching the global goal of keeping temperature rise below 1.5°C, and are therefore significant to JPMorgan's climate-risk mitigation strategy.

JPMorgan should adopt absolute emission targets in these sectors to protect the Company and its long-term investors. Though JPMorgan has a commitment to reach net zero emissions by 2050 and a target to reduce GHG emissions intensity of the Oil & Gas and Power sectors by 2030, it does not yet have a science-based 2030 target to reduce these GHG emissions on an absolute basis. Intensity targets will measure the reduction in emissions per unit or per dollar, however, by definition, they will not capture whether JPMorgan's total financed GHG emissions have decreased in the real world.

Rather, we believe JPMorgan should consider target-setting approaches used by advisory groups such as the Science Based Targets initiative. Such an absolute reduction target aligned with a science-based net zero emissions pathway is critical for the Company to achieve its net-zero commitment and more fully address its climate risks.

JPMorgan trails its peers in setting absolute GHG emissions reduction targets. Citigroup has committed to reducing its absolute emissions for the energy sector by 29% by 2030, stating "absolute reduction is required to meet net zero goals and is the most transparent target selection."[2] Wells Fargo has set a target to reduce absolute emissions for the oil and gas sector by 26% by 2030. Other banks setting absolute reduction goals for the oil and gas sector include HSBC (34%), Société Generale (30%), BBVA (30%), and Deutsche Bank (23%).

By setting absolute targets in addition to its intensity targets in the energy sector, the Company can ensure it is moving toward its stated commitments and real-economy emissions reductions.

We urge you to vote FOR this proposal.

BOARD RESPONSE TO PROPOSAL 12

The Board of Directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

- The Firm supports the goals of providing secure, reliable, affordable energy while promoting clean energy solutions and strategies to reduce the world's carbon footprint. These are reflected in our 2030 financing portfolio-level emissions intensity reduction targets, which we set for three carbon-intensive sectors – Oil & Gas, Electric Power and Automotive Manufacturing. In 2022, the Firm established three new sectoral goals – Iron & Steel, Cement and Aviation.
- The Firm continues to support our clients' development of long-term business strategies, emission reduction plans, and carbon disclosures consistent with those objectives.
- Management considered different emission target options – including those identified by the proponent - and determined that the optimal approach for supporting our clients' transitions right now is maintaining and setting carbon intensity targets for key financing portfolio sectors.
- We recognize that absolute emissions have a role to play in how we monitor and communicate the impact of our emission efforts, and have stated we intend to share more details in 2023 on our approach, including disclosure of absolute financed emissions in key sectors of our financing portfolio.

JPMorgan Chase supports the goals of providing secure, reliable, affordable energy while promoting clean energy solutions and strategies to reduce the world's carbon footprint. These are reflected in our 2030 financing portfolio-level emissions intensity reduction targets, which we set for three carbon-intensive sectors – Oil & Gas, Electric Power and Automotive Manufacturing. In 2022, the Firm established three new sectoral goals – Iron & Steel, Cement and Aviation.

[1] https://www.ipcc.ch/assessment-report/ar6/
[2] taskforce-on-climate-related-financial-disclosures-report-2021.pdf (citigroup.com)

In setting greenhouse gas emission targets for financed emissions in the Oil & Gas and Electric Power sectors, among others, management considered the interests of all our stakeholders; the goals of providing secure, reliable, affordable energy while promoting clean energy solutions and strategies to reduce the world's footprint; and selected carbon intensity targets for important strategic and practical reasons.

Carbon intensity is a widely used metric that assesses the carbon efficiency of a company through the ratio of greenhouse emissions to economic output (e.g., oil barrels produced or kilowatt hours of electricity generated). In contrast, absolute targets refer to the volume of emissions attributable to a particular company, without providing context on the company's size or economic output. At this time, we believe carbon intensity targets better optimizes the interest of all stakeholders and interrelated climate and energy considerations.

Carbon intensity targets also better balance accelerating emission reductions with fostering economic growth, as they measure a company's ability to do more with less, and more effectively consider energy security imperatives. We believe our approach to climate, including the use of intensity targets, appropriately takes into account global realities and sensibly balances the aim of emissions reduction and energy security by incentivizing reductions over time consistent with the availability of alternatives to fossil fuels.

We also consider carbon intensity to be the most decision-useful metric for our targets right now. Carbon intensity metrics allow us to continue more meaningful engagement with clients and support their transition efforts, including providing advice and capital toward solutions that responsibly meet energy needs and support economic growth while reflecting progress in transitioning to lower carbon businesses and products. Carbon intensity targets also enable the Firm to make easier comparisons across a portfolio of companies of different sizes within a sector, and for a single company across time as it grows or shrinks in size. We continue to evaluate the comparative strengths and advantages of both absolute and intensity-based metrics.

While adoption of absolute targets could have the apparent benefit of reducing financed emissions more quickly on paper, they could also risk disincentivizing some critical short term economic activity and simply transfer some carbon intensive banking activity and associated emissions elsewhere.

The proposal for the Firm to commit to absolute targets over and above the existing set of intensity targets is also not practical. Multiplying the number and type of targets for Oil & Gas and Electric Power would increase the cost and complexity of monitoring and reporting to shareholders and stakeholders on climate progress, while progress and client engagement is well underway with regard to carbon intensity targets.

However, we do recognize that global achievement of net zero will necessitate absolute emissions reductions, and that absolute-based metrics are an area of interest for many of our stakeholders and have a role to play in how we understand the impact of our emissions reduction efforts. That is why we have stated that we intend to share more details in 2023 on our approach to absolute-based metrics, including disclosure of absolute financed emissions in key sectors of our financing portfolio.

We believe the actions we are taking today will position us well to make appropriate progress toward our targets in the years ahead. We have previously indicated our belief that such progress will not be linear, as it will take time to implement effective and innovative solutions while also continuing to promote energy security and meet important economic and societal needs around the world. We have also consistently noted that our climate ambitions are subject to important prerequisites and considerations, both within and outside of our control, including the necessity of technological advancements, the evolution of consumer behavior and demand, and the need for thoughtful climate policies — as well as the potential impact of legal and regulatory obligations and the challenge of balancing our commitment to short-term targets with the need to facilitate energy security.

Shareholder feedback is an important consideration for management. In 2022, we solicited feedback through 172 engagements with 118 shareholders, which represented approximately 49% of the Firm's outstanding common stock, and hosted two ESG events, which gave shareholders access to the Firm's senior leaders. The insights gained from these engagements helped to inform the Firm's approach to climate change, considerations for energy security and our work with clients to support the transition.

We believe management is best positioned to decide the details of the Firm's climate initiatives, including the optimal format of targets, as an important part of conducting our day-to-day business in the interests of our shareholders. Management has considered the carbon metrics - both intensity and absolute - of our financing portfolio, in light of the identified considerations and has analyzed the fit between choice of targets and business strategy of supporting clients during the low-carbon transition.

The Firm has made a considered decision at this time to maintain carbon intensity reduction targets as the best tool to support clients in transition and contribute to real world emission reductions, and we have reported extensively on our approach and our progress. The requested report would interfere with management's ability to pursue its strategy, monitor and respond to developments, and is not in the interests of long-term shareholder value.



The Board of Directors recommends a vote AGAINST this proposal.

Information About the Annual Shareholder Meeting

General

WHY AM I RECEIVING THESE MATERIALS?

You are invited to attend JPMorgan Chase's Annual Meeting of Shareholders and vote on the proposals described in this proxy statement because you were a JPMorgan Chase shareholder on March 17, 2023 (the "Record Date"). JPMorgan Chase is soliciting proxies for use at the annual meeting, including any postponements or adjournments.

Even if you plan on attending the annual meeting through our virtual meeting site, we encourage you to vote your shares in advance using one of the methods described in this proxy statement to ensure that your vote will be represented at the annual meeting.

WHEN AND WHERE IS OUR ANNUAL MEETING?

We will hold our annual meeting on Tuesday, May 16, 2023, at 10:00 a.m. Eastern Time.

The annual meeting will be held in a virtual meeting format only. To participate in the virtual meeting, visit www.virtualshareholdermeeting.com/JPM2023 and enter the 16-digit control number included on your proxy card, voting instruction form or Notice you previously received.

If you have any questions about accessing the virtual meeting website for the annual meeting, please contact the Office of the Secretary by sending an email to corporate.secretary@jpmchase.com or calling (212) 270-6000 by May 12, 2023.

If you encounter any technical difficulties with the virtual meeting during the log-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page.

We encourage you to vote your shares prior to the annual meeting.

WHAT IS INCLUDED IN OUR PROXY MATERIALS?

Our proxy materials, which are available on our website at jpmorganchase.com/ir/annual-report, include:

- Our Notice of 2023 Annual Meeting of Shareholders;
- Our Proxy Statement; and
- Our 2022 Annual Report to Shareholders

If you received printed versions of these materials by mail (rather than through electronic delivery), the materials also included a proxy card or voting instruction form. For further information, see "Information about paper and electronic delivery of proxy materials" on pages 110-111.

Attending and voting at the annual meeting

CAN I ATTEND OUR ANNUAL MEETING?

Shareholders as of the close of business on the Record Date and/or their authorized representatives are permitted to attend our annual meeting virtually by following the procedures in this proxy statement.

HOW CAN I ASK QUESTIONS PERTINENT TO MEETING MATTERS?

Shareholders may submit questions either before the meeting, from May 1 to May 12, 2023, or during a portion of the meeting. If you wish to submit a question before the meeting, you may log into www.proxyvote.com using your 16-digit control number and follow the instructions to submit a question. Alternatively, if you wish to submit a question during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/JPM2023 using the 16-digit control number and follow the instructions to submit a question.

Questions pertinent to meeting matters will be answered during the meeting, subject to time limitations. Rules of Conduct including procedures for shareholder questions will be posted on the virtual meeting platform.

WHO CAN VOTE AT OUR ANNUAL MEETING?

You can vote your shares of common stock at our annual meeting if you were a shareholder at the close of business on the Record Date.

At the close of business on the Record Date, there were 2,931,461,005 shares of common stock outstanding, each of which entitles the holder to one vote for each matter to be voted on at our annual meeting.

HOW DO I VOTE?

To be valid, your vote by Internet, telephone or mail must be received by the deadline specified on the proxy card or voting instruction form, as applicable.

	If you are a shareholder of record	If you are a beneficial owner of shares held in street name
Through the virtual meeting site during the meeting	Complete and submit a ballot online during the meeting at www.virtualshareholdermeeting.com/JPM2023.	Complete and submit a ballot online during the meeting at www.virtualshareholdermeeting.com/JPM2023.
Online (24 hours a day) — Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date.	Go to www.proxyvote.com and follow the instructions.	Go to www.proxyvote.com and follow the instructions.
By Telephone (24 hours a day) — Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date.	1-800-690-6903	1-800-454-8683 The availability of voting by telephone may depend on the voting process of the organization that holds your shares.
By Mail	Return a properly executed and dated proxy card in the pre-paid envelope we have provided or return it to JPMorgan Chase & Co., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717	Return a properly executed and dated voting instruction form using the method(s) your bank, brokerage firm, broker-dealer or other similar organizations make available.

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You can revoke your proxy and change your vote at any time before the closing of the polls at our annual meeting, subject to the voting deadlines that are described on the proxy card or voting instruction form, as applicable.

You can revoke your vote:

- During the virtual meeting. If you attend the annual meeting at www.virtualshareholdermeeting.com/JPM2023, you may revoke your proxy and change your vote by voting online during the meeting. Your attendance at the annual meeting will not automatically revoke your proxy unless you properly vote at the annual meeting.
- In writing. You may request that your prior proxy be revoked by delivering a written notice of revocation prior to the annual meeting via email to corporate.secretary@jpmchase.com or mail to the Office of the Secretary, JPMorgan Chase & Co., 383 Madison Avenue, 39th Floor, New York, New York 10179.
- Online at www.proxyvote.com. You may change your vote at www.proxyvote.com until 11:59 P.M. Eastern Time the day before the meeting date, in which case only your latest Internet proxy submitted prior to the annual meeting will be counted.
- Telephone. You may change your vote using the phone voting method described above, in which case only your latest telephone proxy submitted prior to the annual meeting will be counted.
- Mail. You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the annual meeting will be counted.

HOW ARE SHARES VOTED?

All shares represented by valid ballots or valid proxies received prior to the taking of the vote at the annual meeting will be voted. If you do not vote at the annual meeting, the persons named as proxies on the proxy card, will vote your shares as you have instructed.

HOW WILL MY SHARES BE VOTED IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS?

Shareholder of Record: If you are a shareholder of record and do not return a proxy card, or if you sign, date and return a proxy card but do not give specific voting instructions, then the persons named as proxies on the proxy card will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement. In addition, the proxies may determine in their discretion how to vote your shares regarding any other matters properly presented for a vote at our annual meeting.

Although our Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at our annual meeting, if this occurs, the persons named as proxies on the proxy card will vote your shares in favor of such other person or persons as may be recommended by our Governance Committee and designated by the Board.

Beneficial Owner of Shares Held in Street Name: If you are a beneficial owner of shares held in street name and the organization holding your shares does not receive specific voting instructions from you, how your shares may be voted will depend on whether the proposal is considered "routine" or "non-routine", as described below.

Participants in the 401(k) Savings Plan: The trustee of the JPMorgan Chase 401(k) Savings Plan ("Plan") will vote the shares held in the Common Stock Fund as of the Record Date. If you have an interest in the JPMorgan Chase Common Stock Fund through the Plan, your vote will provide voting instructions to the trustee. If no voting instructions are given, the trustee will vote uninstructed shares in the same proportion as voted shares.

WHICH PROPOSALS ARE CONSIDERED "ROUTINE" OR "NON-ROUTINE"?

The ratification of the appointment of the independent registered public accounting firm is considered to be a "routine" matter under NYSE rules. A bank, brokerage firm, broker-dealer or other similar organization may generally vote in their discretion on routine matters, if specific voting instructions are not received from a beneficial owner.

All other proposals are considered "non-routine" under NYSE rules and are therefore "non-discretionary" matters. This means your bank, brokerage firm, broker-dealer or other similar organization may not vote your shares without instructions from you. If the organization that holds your shares does not receive instructions from you on how to vote on one of these non-routine matters, it will so inform the inspector of election. This is generally referred to as a "broker non-vote."

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME?

Shareholder of Record: If your shares of JPMorgan Chase common stock are registered directly in your name with our transfer agent, Computershare, you are considered a "shareholder of record" of those shares.

Beneficial Owner of Shares Held in Street Name: If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials, as well as a voting instruction form, from the organization holding your shares and, as a beneficial owner, you have the right to direct the organization as to how to vote them. Most individual shareholders are beneficial owners of shares held in street name.

WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

Quorum Requirement: Before any business can be transacted at our annual meeting, a quorum must be present. Holders of a majority of the shares entitled to vote at the annual meeting, present at the meeting or represented by proxy, will constitute a quorum. Abstentions and broker non-votes are treated as present for quorum purposes.

Requirements for each proposal: What is the voting requirement for each proposal?

Proposal	Voting options	Vote requirement	Effect of abstentions[1]	Effect of broker non-votes[2]
Corporate Governance:				
– Election of Directors[3]	FOR, AGAINST or ABSTAIN (for each director nominee)	Majority of the votes cast FOR or AGAINST (for each director nominee)	No effect – not counted as a vote cast	No effect – broker non-votes are not permitted
Executive Compensation:				
– Advisory vote on compensation[4]	FOR, AGAINST or ABSTAIN	Majority of the shares present or represented by proxy	Counts as a vote AGAINST	No effect – broker non-votes are not permitted
– Advisory vote on frequency of advisory vote on compensation[5]	ONE YEAR, TWO YEARS , THREE YEARS or ABSTAIN	Majority of the shares present or represented by proxy	Counts as a vote AGAINST each frequency (treated as not expressing frequency preference)	No effect – broker non-votes are not permitted
Audit Matters:				
Ratification of Independent Auditor	FOR, AGAINST or ABSTAIN	Majority of the shares present or represented by proxy	Counts as a vote AGAINST	N/A – the organization that holds shares of beneficial owners may vote in their discretion
Shareholder Proposals:				
Voting requirements for each proposal are the same	FOR, AGAINST or ABSTAIN	Majority of the shares present or represented by proxy	Counts as a vote AGAINST	No effect – broker non-votes are not permitted

1 For election of directors, abstentions have no effect because the required vote is determined as follows: votes FOR divided by the sum of votes FOR plus votes AGAINST. For all other proposals (management and shareholder), abstentions are counted as a vote AGAINST the proposal because the required vote is determined as follows: votes FOR divided by the sum of votes FOR plus votes AGAINST plus votes ABSTAINING.

2 For all proposals (management and shareholder) other than ratification of the independent auditor, broker non-votes have no effect because they are not considered shares entitled to vote on the proposal.

3 If, in a non-contested election of directors, an incumbent nominee for director is not re-elected by a majority of votes cast, such nominee must tender their resignation, and the Board of Directors, through a process managed by the Governance Committee, will decide whether to accept the resignation at its next regular meeting. Unless the Board decides to reject the offer or to postpone the effective date, the resignation shall become effective 45 days after the date of the election.

4 The result of the advisory vote on compensation is not binding on the Board, whether or not the resolution is passed under the standard described above.

5 The result of the advisory vote on frequency of advisory vote on compensation is not binding on the Board.

IS MY VOTE CONFIDENTIAL?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. JPMorgan Chase will not disclose the proxy instructions or ballots of individual shareholders except to those recording the vote, or as may be required in accordance with appropriate legal process, or as authorized by the shareholder.

COULD OTHER MATTERS BE DECIDED AT THE 2023 ANNUAL MEETING?

We do not know of any matters that will be considered at the annual meeting other than those described above. If a shareholder proposal that was properly excluded from this proxy statement or is otherwise not properly presented at the meeting is nevertheless brought before the meeting, the Chair will declare such a proposal out of order, and it will be disregarded. If any other matters arise at the annual meeting that are properly presented at the meeting, the proxies will be voted at the discretion of the proxy holders.

WHAT HAPPENS IF THE MEETING IS POSTPONED OR ADJOURNED?

Your proxy will still be good and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

WHO COUNTS THE VOTES CAST AT OUR ANNUAL MEETING?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes cast at our annual meeting, and American Election Services, LLC will act as the independent inspector of election.

WHERE CAN I FIND THE VOTING RESULTS OF OUR ANNUAL MEETING?

We expect to announce the preliminary voting results at our annual meeting. The final voting results will be reported on a Current Report on Form 8-K that will be filed with the SEC and be available on our website.

WHO IS PAYING THE COSTS OF THIS PROXY SOLICITATION?

JPMorgan Chase is paying the costs of the solicitation of proxies. JPMorgan Chase has retained MacKenzie Partners, Inc. to assist in the distribution of proxy materials and the solicitation of proxies from brokerage firms, banks, broker-dealers and other similar organizations representing beneficial owners of shares. We have agreed to pay MacKenzie Partners a fee of approximately $50,000 plus reimbursement of certain out-of-pocket expenses.

JPMorgan Chase must also pay brokerage firms, banks, broker-dealers and other similar organizations representing beneficial owners certain fees associated with:

- Forwarding the Notice of Internet Availability to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

In addition to solicitations by mail, the persons who will be serving as the proxies and JPMorgan Chase's directors, officers and employees may solicit, without additional compensation, proxies on JPMorgan Chase's behalf in person, by phone or by electronic communication.

HOW DO I INSPECT THE LIST OF SHAREHOLDERS OF RECORD?

A list of shareholders of record as of March 17, 2023 will be available for inspection during ordinary business hours at our offices at 383 Madison Avenue, New York, NY 10179, from May 5, 2023, to May 15, 2023. Please contact the Office of the Secretary by sending an email to corporate.secretary@jpmchase.com if you wish to inspect the list prior to the annual meeting.

Information about paper and electronic delivery of proxy materials

JPMorgan Chase uses the SEC rule commonly known as "Notice and Access" that permits companies to furnish proxy materials to our shareholders over the Internet. This process enables us to expedite delivery of materials to our shareholders and reduces the costs to us of printing and mailing paper proxy materials.

In accordance with the Notice and Access rules, on or about April 4, 2023, we sent those current shareholders of record on March 17, 2023, the Record Date for the annual meeting, a Notice. The Notice contains instructions on how to access our proxy statement and annual report online. If you received a Notice, you will not receive a printed copy of the proxy materials in the mail.

If you received a Notice, and would like to receive copies of our proxy materials in print by mail, or electronically by email, please follow the instructions in the Notice.

Shareholders who do not receive the Notice will receive either by mail a paper, or by email an electronic, copy of our proxy statement and 2022 Annual Report to Shareholders, which will be sent on or about April 4, 2023.

HOW CAN I OBTAIN AN ADDITIONAL PROXY CARD?

Shareholders of record can contact the Office of the Secretary by sending an email to corporate.secretary@jpmchase.com or calling (212) 270-6000.

If you hold your shares of common stock in street name, contact your account representative at the bank, brokerage firm, broker-dealer or similar organization through which you hold your shares.

HOW DO I SIGN UP FOR ELECTRONIC DELIVERY OF PROXY MATERIALS?

This proxy statement and our 2022 Annual Report to Shareholders are available on our website at: jpmorganchase.com. If you would like to help reduce the environmental impact of our annual meetings and our costs of printing and mailing future materials, you can agree to access these documents in the future over the Internet rather than receiving printed copies in the mail. For your convenience, you may find links to sign up for electronic delivery for both shareholders of record and beneficial owners who hold shares in street name at https://enroll.icsdelivery.com/jpm.

Once you sign up, you will continue to receive proxy materials electronically until you revoke this preference.

I SHARE AN ADDRESS WITH ANOTHER SHAREHOLDER, AND WE RECEIVED ONLY ONE PAPER COPY OF THE PROXY MATERIALS. HOW CAN I OBTAIN AN ADDITIONAL COPY OF THE PROXY MATERIALS?

JPMorgan Chase has adopted a procedure called “householding.” Under this procedure, JPMorgan Chase may deliver a single copy of the proxy statement and annual report to multiple shareholders who share the same address, unless we have received contrary instructions from one or more of the shareholders. Each shareholder continues to receive a separate proxy card. This procedure reduces the environmental impact of our annual meetings and our printing and mailing costs.

If your household received a single set of proxy materials, but you prefer to receive a separate copy of the proxy statement and 2022 Annual Report, you may contact the Office of the Secretary via email at corporate.secretary@jpmchase.com, via mail at the Office of the Secretary, JPMorgan Chase & Co., 383 Madison Avenue, 39th Floor, New York, New York 10179, or by phone at 212-270-6000 and these documents will be delivered to you promptly upon receiving the request.

Alternatively, if you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact Broadridge Financial Services at 1-866-540-7095. If you are a beneficial owner who holds shares in street name, contact your bank, brokerage firm, broker-dealer or similar organization to request information about householding.

You may change your householding preferences at any time, by contacting Broadridge Financial Services at 1-866-540-7095 or by sending a written request to Broadridge Financial Services, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or by contacting the bank, brokerage firm, broker-dealer or similar organization through which you hold your shares.

Other

HOW DO I OBTAIN MORE INFORMATION ABOUT JPMORGAN CHASE?

The Governance Principles, Code of Conduct, Code of Ethics for Finance Professionals, Business Principles, the Political Engagement and Public Policy Statement, ESG Report, Corporate Responsibility Report, and the By-laws and charters of our principal standing committees are posted on our website at jpmorganchase.com. These documents will also be made available to any shareholder who requests them by writing to the Secretary at corporate.secretary@jpmchase.com, or Office of the Secretary, JPMorgan Chase & Co., 383 Madison Avenue, 39th Floor, New York, New York 10179.

Information that the Firm is required to disclose under Article 20 (Corporate Governance Statement) of Directive 2013/34/EU, as adopted in the European Union and the United Kingdom, may be found in this proxy statement under the headings "Corporate Governance" and "Audit Committee report."

Shareholder Proposals and Nominations for the 2024 Annual Meeting

HOW DO I SUBMIT A PROPOSAL FOR INCLUSION AT THE 2024 ANNUAL MEETING OF SHAREHOLDERS?

For a shareholder proposal to be included in the proxy materials and be distributed by us in connection with our 2024 Annual Meeting of Shareholders, the proposal must be received by the Secretary of JPMorgan Chase no later than December 5, 2023. Such proposals must comply with all requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission.

HOW CAN I SUBMIT NOMINEES FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2024 ANNUAL MEETING?

The Firm's By-laws provide for a right of proxy access. This By-law enables shareholders, under specified conditions, to include their nominees for election as directors in the Firm's proxy statement. Under By-law Section 1.10, a shareholder (or group of up to 20 shareholders) who has continuously owned at least 3% of the Firm's outstanding shares for at least three consecutive years may nominate up to 20% of the Board (but in any event at least two directors) and have such nominee(s) included in the Firm's proxy statement, if the shareholder(s) and the nominee(s) satisfy the applicable requirements set forth in the Firm's By-laws.

If a shareholder is seeking to have one or more nominees included in the Firm's 2024 proxy statement, the notice required by the Firm's By-laws must be received by the Secretary of JPMorgan Chase not later than December 5, 2023, and not earlier than November 5, 2023

HOW DO I SUBMIT NOMINEES FOR ELECTION OF DIRECTORS AT THE 2024 ANNUAL MEETING OTHER THAN THROUGH PROXY ACCESS?

Under our By-laws, nominations for director (other than through proxy access described above) may be made by a shareholder who is entitled to vote and complies with other applicable requirements set forth in the By-laws. The notice by shareholders who intend to nominate directors at the 2024 Annual Meeting of Shareholders must be received by the Secretary of JPMorgan Chase no earlier than January 17, 2024 and no later than the close of business on February 16, 2024. Notice of director nominations must satisfy the provisions in our By-laws relating to director nominations and set forth information required by Rule 14a-19(b) of the Securities Exchange Act of 1934. The advance notice provisions under our By-laws are in addition to, and separate from, the requirements that a shareholder must meet in order to have a nominee included in the proxy statement.

HOW CAN I SUBMIT PROPOSALS AT OUR 2024 ANNUAL MEETING OF SHAREHOLDERS, THAT ARE NOT TO BE INCLUDED IN THE PROXY MATERIALS?

Our By-laws govern the submission of other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but that are not included in JPMorgan Chase's proxy statement for that meeting.

Under our By-laws, other business proposals to be addressed at our next annual meeting may be made by a shareholder who is entitled to vote and complies with other applicable requirements set forth in the Firm's By-laws. The notice must contain the information required by the Firm's By-laws and must be received by the Secretary of JPMorgan Chase not later than the close of business on February 16, 2024, and not earlier than January 17, 2024.

These advance notice provisions are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement.

A proxy granted by a shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the advance-notice By-law provisions described above, subject to applicable rules of the SEC.

HOW CAN I OBTAIN A COPY OF JPMORGAN CHASE'S BY-LAWS?

Copies of our By-laws are available on our website at: jpmorganchase.com/about/governance or may be obtained from the Secretary.

WHERE SHOULD A SHAREHOLDER SEND HIS OR HER PROPOSALS?

Shareholder proposals (including nominees for director pursuant to the Firm's By-laws) should be emailed to the Office of the Secretary at corporate.secretary@jpmchase.com. A copy may be mailed to the Secretary at JPMorgan Chase & Co., Office of the Secretary, 383 Madison Avenue, 39th Floor New York, NY 10179. We strongly encourage you to use email to submit a proposal. If a proposal is sent by means other than email, please provide a copy by email to ensure delivery.

John H. Tribolati
Secretary

Notes on Non-GAAP Financial Measures

1. TCE, ROTCE, TBVPS and Pre-tax income ex. LLR are each non-GAAP financial measures. TCE represents the Firm's common stockholders' equity (i.e., total stockholders' equity less preferred stock) less goodwill and identifiable intangible assets (other than mortgage servicing rights), net of related deferred tax liabilities. ROTCE measures the Firm's net income applicable to common equity as a percentage of average TCE. TBVPS represents the Firm's TCE at period-end divided by common shares at period-end. Pre-tax income ex. LLR represents income on a managed basis before income tax expense (pre-tax income) excluding the change in loan loss reserves. This reflects the exclusion of the portion of the provision for credit losses attributable to the change in allowance for credit losses. TCE, ROTCE and TBVPS are utilized by the Firm, as well as investors and analysts, in assessing the Firm's use of equity. Pre-tax income ex. LLR is utilized by the Firm to assess the Firm's operating performance. The following tables provide reconciliations and calculations of these measures for the periods presented.
2. In addition to analyzing the Firm's results on a reported basis, management reviews Firmwide results on a "managed" basis; these Firmwide managed basis results are non-GAAP financial measures. The Firm also reviews the results of the lines of business on a "managed" basis. The Firm's definition of managed basis starts, in each case, with the reported U.S. GAAP results and includes certain reclassifications to present total net revenue for the Firm (and each of the reportable business segments) on a fully taxable-equivalent basis. Accordingly, revenue from investments that receive tax credits and tax-exempt securities is presented in the managed results on a basis comparable to taxable investments and securities. These financial measures allow management to assess the comparability of revenue from year-to-year arising from both taxable and tax-exempt sources. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense. These adjustments have no impact on net income as reported by the Firm as a whole or by the lines of business.

Non-GAAP reconciliations

Average TCE, ROE and ROTCE

(in millions, except ratio data)	Average for the year ended December 31, 2005	2006	2007	2008	2009	2010	2011	2012	2013
Common stockholders' equity	$ 105,507	$ 110,697	$ 118,723	$ 129,116	$ 145,903	$ 161,520	$ 173,266	$ 184,352	$ 196,409
Less: Goodwill	43,074	43,872	45,226	46,068	48,254	48,618	48,632	48,176	48,102
Less: Other intangible assets	8,344	7,420	6,684	5,779	5,095	4,178	3,632	2,833	1,950
Add: Certain deferred tax liabilities[a]	2,104	2,025	2,966	2,369	2,547	2,587	2,635	2,754	2,885
Tangible common equity	$ 56,193	$ 61,430	$ 69,779	$ 79,638	$ 95,101	$ 111,311	$ 123,637	$ 136,097	$ 149,242
Net income applicable to common equity	$ 8,470	$ 14,440	$ 15,365	$ 4,931	$ 9,289	$ 16,728	$ 18,327	$ 20,606	$ 17,081
Return on common equity[b]	8 %	13 %	13 %	4 %	6 %	10 %	11 %	11 %	9 %
Return on tangible common equity[c]	15	24	22	6	10	15	15	15	11

(in millions, except ratio data)	Average for the year ended December 31, (continued) 2014	2015	2016	2017	2018	2019	2020	2021	**2022**
Common stockholders' equity	$ 207,400	$ 215,690	$ 224,631	$ 230,350	$ 229,222	$ 232,907	$ 236,865	$ 250,968	**$ 253,068**
Less: Goodwill	48,029	47,445	47,310	47,317	47,491	47,620	47,820	49,584	**50,952**
Less: Other intangible assets	1,378	1,092	922	832	807	789	781	876	**1,112**
Add: Certain deferred tax liabilities[a]	2,950	2,964	3,212	3,116	2,231	2,328	2,399	2,474	**2,505**
Tangible common equity	$ 160,943	$ 170,117	$ 179,611	$ 185,317	$ 183,155	$ 186,826	$ 190,663	$ 202,982	**$ 203,509**
Net income applicable to common equity	$ 20,620	$ 22,927	$ 23,086	$ 22,778	$ 30,923	$ 34,844	$ 27,548	$ 46,734	**$ 36,081**
Return on common equity[b]	10 %	11 %	10 %	10 %	13 %	15 %	12 %	19 %	**14 %**
Return on tangible common equity[c]	13	13	13	12	17	19	14	23	**18**

(a) Represents deferred tax liabilities related to tax-deductible goodwill and to identifiable intangibles created in nontaxable transactions, which are netted against goodwill and other intangibles when calculating TCE.
(b) Represents net income applicable to common equity / average common stockholders' equity.
(c) Represents net income applicable to common equity / average TCE.

Table of Contents

Non-GAAP reconciliations (continued)

Managed basis Total net revenue	Year ended December 31,	
(in millions)	2021	**2022**
Reported Total net revenue	$ 121,649	**$ 128,695**
Fully taxable-equivalent adjustments[a]	3,655	**3,582**
Managed basis Total net revenue	$ 125,304	**$ 132,277**

[a] Predominantly recognized in Corporate & Investment Bank, Commercial Banking and Corporate.

BVPS and TBVPS (in millions, except ratio data)	**At December 31, 2022**
Common stockholders' equity	$ **264,928**
Less: Goodwill	**51,662**
Less: Other intangible assets	**1,224**
Add: Certain deferred tax liabilities[a]	**2,510**
Tangible common equity	$ **214,552**
Common shares	**2,934.2**
Book value per share[b]	$ **90.29**
Tangible book value per share[c]	**73.12**

[a] Represents deferred tax liabilities related to tax-deductible goodwill and to identifiable intangibles created in nontaxable transactions, which are netted against goodwill and other intangibles when calculating TCE.
[b] Represents common stockholders' equity at period-end / common shares at period-end.
[c] Represents TCE at period-end / common shares at period-end.

Pre-tax income ex. LLR	For the year ended December 31,					
	Firmwide				CCB	CB
(in millions)	2019	2020	2021	**2022**	**2022**	**2022**
Reported pre-tax income	$ 44,866	$ 35,815	$ 59,562	$ **46,166**		
Fully taxable-equivalent adjustments	2,744	2,978	3,655	**3,582**		
Managed basis pre-tax income	47,610	38,793	63,217	**49,748**	**$ 19,733**	**$ 5,546**
Change in loan loss reserves	(44)	12,221	(12,122)	**3,544**	**1,130**	**1,184**
Pre-tax income ex. LLR	$ 47,566	$ 51,014	$ 51,095	$ **53,292**	$ **20,863**	**$ 6,730**

3. On December 22, 2017, the TCJA was signed into law. The Firm's results for the year ended December 31, 2017, included a $2.4 billion decrease to net income, as a result of the enactment of the TCJA, as well as a legal benefit of $406 million (after-tax) related to a settlement with the FDIC receivership for Washington Mutual and with Deutsche Bank as trustee to certain Washington Mutual trusts. Adjusted net income, adjusted ROTCE and adjusted earnings per share, which exclude the impact of these significant items, are each non-GAAP financial measures. Management believes these measures help investors understand the effect of these items on reported results.

Additional notes

1. The Basel III common equity Tier 1 ("CET1") ratio is used by management, bank regulators, investors and analysts to assess and monitor the Firm's capital position. Refer to Capital Risk Management on pages 86-96 of the 2022 Form 10-K for additional information on this measure.

Glossary of Selected Terms and Acronyms

2022 Form 10-K: JPMorgan Chase & Co.'s Annual Report on Form 10-K for the year ended December 31, 2022

AUM: Assets under management

AWM: Asset & Wealth Management

Bank: JPMorgan Chase Bank, National Association

BlackRock: BlackRock, Inc. and affiliated entities

BRG: Business resource group

Business Principles: How We Do Business Principles

BVPS: Book value per share

CAP: Compensation Actually Paid

CB: Commercial Banking

CCAR: Comprehensive Capital Analysis and Review

CCB: Consumer & Community Banking

CCT: Center for Carbon Transition

CD&A: Compensation discussion and analysis

CEO: Chief Executive Officer

CET1: Common equity Tier 1

CFO: Chief Financial Officer

CFTC: Commodity Futures Trading Commission

CIB: Corporate & Investment Bank

CMDC: Compensation & Management Development Committee

COO: Chief Operating Officer

DEI: Diversity, equity and inclusion

Designated Employees: Tier 1 Employees, Identified Staff, or other employees who are material risk-takers identified under other similar standards

EPS: Earnings per share

ESG: Environmental, social and governance

E.U.: European Union

FDIC: Federal Deposit Insurance Corporation

Federal Reserve: Board of Governors of the Federal Reserve System

Firm: JPMorgan Chase & Co.

Governance Committee: Corporate Governance & Nominating Committee

Governance Principles: Corporate Governance Principles

HR: Human Resources

IB: Investment Banking

Identified Staff: Employees who are material risk-takers identified under U.K. and/or European Union standards

IHC: JPMorgan Chase Holdings LLC, an intermediate holding company

JPMorgan Chase: JPMorgan Chase & Co.

LGBTQ+: Lesbian, Gay, Bisexual, Transgender, Queer plus

LOB: Line of business

NEO: Named Executive Officer

Notice: Notice of Internet Availability of Proxy Material

NYSE: New York Stock Exchange

OC: Operating Committee

PAC: Political Action Committee

PCAOB: Public Company Accounting Oversight Board

PRC: Public Responsibility Committee

PSU: Performance share unit

PwC: PricewaterhouseCoopers LLP

ROE: Return on common equity

ROTCE: Return on tangible common equity

RSU: Restricted stock unit

SAR: Stock appreciation right

SCT: Summary compensation table

SDG: United Nations Sustainable Development Goals

SEC: United States Securities and Exchange Commission

TBVPS: Tangible book value per share

TCE: Tangible common equity

TCFD: Task Force on Climate-related Financial Disclosures

TCJA: Tax Cuts and Jobs Act

Tier 1 Employees: Employees who are material risk-takers identified under Federal Reserve standards

TSR: Total shareholder return

U.K.: United Kingdom

U.S.: United States of America

U.S. GAAP: Accounting principles generally accepted in the U.S.

Vanguard: The Vanguard Group and affiliated entities

WOTM: Women on the Move


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